07026934

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dai Nippon Printing Co., Ltd.

*CURRENT ADDRESS 1-1, Ichigaya-Kagacho 1-chome
Shinjuku-ku, Tokyo 162-8001
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 28 2007
THOMSON FINANCIAL

FILE NO. 82- 35118

FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: mAc

DAT : 9/25/07

082-35718

DNP

DNP Annual Report 2006

Year ended March 31, 2006

3-31-06
AR/S

対話

Building "TAIWA"

P&I Solutions DNP

"Taiwa" is a process that entails identifying problems and finding solutions through the exchange of viewpoints and ideas

P&I Solutions DNP TECHNOLOGY



対話
Building “TAIWA”
P&I Solutions DNP

“Taiwa” is a process that entails identifying problems and finding solutions through the exchange of viewpoints and ideas

Table of Contents

[illegible] DNP [illegible] management [illegible] and business results. Opinions and forecasts [illegible] the report were based on the best judgment of management at the time the report was prepared [illegible]



Yoshitoshi Kitajima
President

Message to Our Shareholders

This term, for the third year in a row, DNP achieved growth to record levels in sales and profits. We believe this demonstrates that we chose the right path by having the entire company pull together as one unit to fulfill our vision of DNP as a "P&I Solutions" provider.

On the other hand, the business environment surrounding DNP remains as harsh as ever: unit sale prices fall while materials costs shoot up, technological development is faster than ever, and alliances cross industry and national boundaries, forcing companies to be more competitive than ever in order to survive.

Throughout our history, we always identified the direction we needed to take in the course of dialogue with everyone who holds a stake in DNP. Even in these times of rapid change, we feel sure that by placing emphasis on *taiwa** we can identify problems, provide effective solutions, and create new value and new markets.

In October 2006, we will mark the 130th anniversary of our founding. In every era, we have always run ahead of the pack. At the time of our founding, our slogan was "Business for Civilization." We have been expanding our fields of business based on the conviction that "We can print on anything other than water or air." Today, we are giving optimal form to information that is formless, and actively advancing into the Internet and other digital media. We currently do business with more than 30,000 companies, which is testimony to the extent to which we provide things that are indispensable to corporations and consumers as part of everyday life. Going forward, we want to further expand the fields to which we apply Printing Technology and Information Technology in order to generate new businesses.

We the management of DNP want to enhance the *taiwa* that we have with all of our stakeholders. We intend to fulfill our social responsibilities and continue to be a trusted company as we aim for sustainable growth.

*"*Taiwa*" is a process that entails identifying problems and finding solutions through the exchange of viewpoints and ideas.

☐ Fiscal Year Results

Record High Sales, Operating Profit and Net Profit

This fiscal year through March 2006, the Japanese economy continued its gradual recovery, evidenced by such signs as increased capital investment backed by improved corporate profits and a solid trend in individual consumption. However, in the printing industry, the business environment remained harsh due to the influence of factors like cost increases accompanying spiking oil prices, and lower unit order prices due to increased competition.

Despite this difficult business environment, we can report to our shareholders that we achieved a third consecutive year of growth in sales and profits, and set new records for corporate performance. Net sales rose 5.8% from the previous year to 1,507.5 billion yen, operating income increased by 0.1% to 120.7 billion yen and net profit increased by 8.8% to 65.2 billion yen. All of these figures represent new record highs for DNP. We also increased dividend payments by 2 yen per share to 26 yen, marking the fourth consecutive term in which we increased our dividend payout.

We believe that we were able to maintain this steady growth because we placed importance on *taiwa* with each and every customer, discovered each customer's problems, and strove to offer the best solutions to those problems. We worked at getting to know our customers thoroughly through sales activities, developed and combined printing and information technologies, created planning, research and production systems that allow us to offer unique solutions, grappled head-on with the problems of a variety of customers, and cultivated our desire to solve problems. We believe that the effort we have expended to expand our business in line with our corporate visions — "Business for Civilization," "Expansion Printing," and now "P&I Solutions" — has borne fruit in various ways. Going forward, we intend to further accelerate this growth and do our utmost to attain sustainable growth while fulfilling our social responsibilities.

Results by Segment and Plans for the Immediate Future

In Information Communication, sales of printed materials improved along with the general economy. We also experienced good sales in commercial printing, particularly of items like pamphlets and coupons. We secured an overwhelming share of the market for smart cash cards and other smart cards by making the most of our strength in software development. Our information processing services (IPS) business received more orders. As a result, the Information Communication segment's net sales grew 3.4% from the previous year, to 662.5 billion yen, while operating income grew 3.4% to 51.0 billion yen. In the fiscal year ending March 2007, we will strive to continue to expand orders of printed materials, boost sales in commercial printing in line with increased corporate spending on advertising, further expand our share of the IPS and smart card markets, and increase profits by reducing costs.

The packaging sector of Lifestyle & Industrial Supplies performed well thanks to sales of aseptic filling systems for PET* bottles and the resulting big increase in sales of pre-formed bottles, as well as stronger sales of flexible packaging and paper cups. In decorative materials, we sold more environmentally-friendly residential materials, and in industrial supplies, optical films used for displays and ink ribbons for color printers were among the items that sold better than the previous year. Overall, the Lifestyle & Industrial Supplies segment's net sales increased by 6.7% year on year to 480.0 billion yen, while operating income grew 4.4% to 37.6 billion yen. In the fiscal year ending March 2007, we will aim to increase sales and profits as we expect to see more orders for high added-value eco-friendly decorative materials accompanying increased demand for condominiums and other residential units, and we intend to win much larger orders for aseptic filling systems and industrial supplies.

In the Electronics segment, net sales rose 10.1% to 296.8 billion yen, but because unit prices for color

*PET = polyethylene terephthalate

filters declined and sales of projection screens and shadowmasks declined, operating income dropped 4.7% to 37.8 billion yen. In the fiscal year through March 2007, we will still feel the effects of lower unit prices for color filters and increased depreciation expenses, but we will work hard to improve sales and profits as we expect to inaugurate a new inkjet-method production line for color filters. Also, we expect to start mass production of 65nm photomasks in addition to the 90nm products that we are already equipped to mass produce both in Japan and overseas.

□ Medium-term Vision

Accelerating the "P&I Solutions" That Have Already Begun Contributing to Profits

In May 2001, the DNP Group formulated a "vision for the 21st century," and determined a new corporate philosophy of "contributing to the intellectually active, prosperous, emergently evolving society of the 21st century." By an "emergently evolving society" we mean a society in which people with diverse values stimulate each other and create new values as a result. We chose the phrase "P&I Solutions" to express our aim to make the most of our printing technologies (P) and information technologies (I) – two of our strong points – in order to solve a variety of problems for our customers and to go a step further to create new value in this type of an "emergently evolving society."

For many years, we have been applying technologies used in printing to a variety of fields and offering unique solutions that only DNP could provide. Particularly in the last five years as we formulated our new vision, there have been some outstanding examples of success.

For example, since 2001 the use of smart cards as cash cards and credit cards has grown rapidly. There are new solutions that we are able to offer only because in addition to card printing and manufacturing technologies, we have the technology to develop card operating systems and applications such as biometric identification and one-time password authentication, and other technologies that allow us to do things like securely encode digital data and issue cards after registering customer data. DNP currently produces almost all of the smart cash cards issued by Japanese megabanks, and holds roughly 50% of the overall Japanese smart card market.

Examples of our information processing services (IPS) include printing and sending individually tailored promotional information and invoices, etc. for mail-order businesses. This is an example of merging new applications for such technologies as digital data processing, software development, and database management. Our IPS business is growing rapidly, partly thanks to increased demand for full-color invoices.

As another example, the aseptic PET bottle-filling system that we developed is indispensable to bottlers' production processes. We are further developing these systems, for example by increasing filling speed and adapting them for hot drinks.

In addition, in the medical field, we recently applied micro-processing technology to capillary regeneration, and we also succeeded in entering the energy field by using coating and other technologies to make solar energy cells and fuel cells. We believe there are still limitless possibilities for developing our printing and information technologies and applying them to new fields.

These are some of the ways that P&I solutions are making big contributions to DNP's profits, and we fully expect to see further expansion of our business in this area.

Steadily Creating New Business Bases

In order to promote our business vision even more forcefully, we need to further strengthen both our "production" and "business design" functions. Toward that end, we are currently actively engaged in creating new bases.

In the Information Communication segment, we completed construction of our Shiraoka Plant in Saitama Prefecture in 2005, and enhanced our framework for integrated production of magazines. In the Electronics segment, our Kurosaki Plant in Fukuoka Prefecture started producing sixth-generation color filters in July 2005.

In September 2005, we concentrated sales, planning, and production staff from throughout the Kansai region in one location in Osaka's Namba district. At the same time, we combined presentation rooms for C&I, IC Tags, Business Forms, Packaging and Decorative Materials sectors and opened a comprehensive showroom.

In the fiscal year through March 2007, we expect to complete a production base in Mihara, Hiroshima Prefecture, for antiglare film used in thin televisions, and to build a second facility at our Kurosaki Plant in Kitakyushu (Fukuoka Prefecture) to reinforce color filter production capacity.

These are some examples of how we continually create new business bases. We will keep on strengthening our business infrastructure in order to realize dramatic growth in our business and to fulfill our corporate vision.

□ Management Issues and Countermeasures

Looking ahead, we expect that the business environment will remain very difficult. In order to sustain steady growth into the future, we believe that the first thing we need to do is to further enhance our ability to hold meaningful *taiwa* with our customers. We aim to be a P&I solutions provider, and that entails getting directly involved in our customers' business and operational processes and making appropriate changes to the ways they do business, including manufacturing and service methods. Toward that end, we need to see things as our customers do and exchange opinions with them, identify problems, share information with everyone involved, and take steps toward problem resolution. At every step of this process, maintaining *taiwa* is extremely important.

On the manufacturing side, we are establishing a new kind of production system that can respond more flexibly to today's data processing needs, including the processing of individual customers' data. Also, we are continually reviewing our existing businesses in terms of growth potential and profit potential. Following the establishment of DNP Hokkaido Co., Ltd. and DNP Tohoku Co., Ltd. in the fiscal year through March 2005, this term we reviewed our organizational structure in the Chugoku, Shikoku and Kyushu regions, and consolidated into DNP Nishi Nippon Co., Ltd. We will strive to provide efficient service through this unified production-and-sales structure. Amidst dynamic movement in local economies, we will respond to customers' needs in such areas as pricing, turnaround times, and small-lot production of varied products by linking various functions in order to boost the efficiency of indirect divisions, and by the horizontal development of our service menu.

Electronics and industrial supplies are areas where we expect to see further growth in the future. In these fields, we need to be able to quickly respond to market needs that change at a dizzying pace. In addition to systematically increasing our production capacity, we intend to concentrate investment of management resources in the development of new technologies and new products.

Regarding cost-cutting, we succeeded in steadily strengthening our corporate constitution through our "Production 21" activities. We intend to continue these activities in the future to realize improvements in quality and cost competitiveness.

We aim to ensure stable, long-term growth through such policies as honing our *taiwa* skills, strengthening intra-group ties, reinforcing production systems, providing efficient services, and actively investing management resources in growth areas.

□ Capital Policy

Seeking Balance between Liquidity, Stability, Flexibility, and Shareholder Returns

Our aims are to achieve sustainable growth while contributing to an intellectually active, prosperous, emergently evolving society, to increase corporate value and shareholder value, and to meet the expectations of all stakeholders. We are firmly convinced that we can achieve this as long as our management keep steering the DNP Group from a long-term point of view.

In order to achieve sustainable growth, it is important to maintain adequate liquidity of our funds. Effective investment in M&As, capital equipment, and research and development that supports business development often requires quick decisions and quick action, and we need to always maintain adequate cash flow to enable such action.

The following are our two main policies concerning returns to shareholders.

First, our basic policy regarding dividends is to maintain stable payouts while taking into account DNP's performance and the ratio of earnings to dividends. Our successful performance has been reflected in four consecutive annual dividend increases totaling 8 yen per share – this term's payout was 26 yen per share compared with 18 yen four years earlier. We intend to continue returning profits to shareholders while maintaining steady payouts.

Also, in the past four years we have repurchased 52,869,000 of our own shares and retired 19 million shares.

Going forward, our policy is to continue returning profits to shareholders through dividend payouts and retirement of treasury stocks, while always maintaining balance between capital liquidity, management stability, and the ability to move with flexibility.

□ Corporate Social Responsibilities and Sustainable Growth

Fulfilling Social Responsibilities in Order to Sustain Growth in Value for All Stakeholders

We believe that in order for a company to achieve long-term, sustainable growth in the global community, it must constantly fulfill its social responsibilities from a perspective that integrates society, the economy, and the environment. Here too, *taiwa* between DNP and society plays an important role.

Throughout its history, DNP has always taken its corporate social responsibilities (CSR) seriously, and has endeavored to display integrity in its corporate activities. In October 2004, DNP promoted companywide CSR activities including the establishment of a CSR Committee and a CSR Promotion Office, and strengthening our corporate governance. Such moves were highly acclaimed, and DNP has received praise from many directions. In February 2005, we received the Grand Prize in the "Key Firm of Integrity Award 2005" competition, as well as the Minister of Environment's Award as part of the 14th Global Environment Awards. In September 2005, we were ranked fourth in a "best place to work" competition held by a Japanese newspaper company.

In order to remain a company that truly fulfills its corporate social responsibilities, we believe it's important for each and every employee to not only maintain awareness of social responsibilities but also to take concrete action. Each employee must understand what stakeholders expect of us. To enable employees to respond to those expectations, we must continue to implement CSR measures more thoroughly than ever. We will do everything in our power to ensure that DNP continues to grow as a company that is truly needed and respected by consumers and by society as a whole.

Yoshitoshi Kitajima
President

DNP in Brief



CONTENTS



Overview

■ Profile

DNP will celebrate the 130th anniversary of its founding in October 2006. Shueisha, the forerunner of Dai Nippon Printing Co., Ltd., was established in 1876 as Japan's first full-scale printing company. The Company later branched out into a variety of fields, including commercial printing, packaging, decorative materials, business forms, electronics and industrial supplies. Today, DNP has established itself as the leader in the world in the field of comprehensive printing.

Currently, DNP employs about 35,000 people. In Japan, DNP has 20 division offices in major cities, 49 sales bases, and 37 production plants, while overseas it has another 21 sales offices and seven production plants. The DNP includes 82 consolidated subsidiaries and 9 affiliated companies that are accounted for by the equity method.

In this annual report, DNP refers to the entire DNP Group, and "we" refers to DNP, or to the DNP management team.



The Shueisha building circa 1890

■ Corporate Philosophy

Management Concept

> The DNP Group will contribute to the creation of an intellectually active, rich, and 21st century society with emergent evolution.

We believe that in the society of the 21st century, individual consumers who subscribe to diverse values will stimulate each other while recognizing and respecting each other's differences, and by doing so will create new value. The new value born of this process will influence consumers and lead to the generation of more new value. Through repetition of this cycle, individuals and society will evolve together.

We call this kind of society, in which value is built through repeated interaction among individuals, and between individuals and society, an "emergently evolving society." We made contributing to this type of emerging society our corporate ideal. We intend to actively lead the development of an emergently evolving society and expand our businesses more than ever while keeping our eyes on the changing times.

The Concept Mark of "P&I Solutions DNP"

Business Vision

We are keenly aware of our mission and our responsibility as a business partner to our customers. We intend to keep solving all kinds of problems for our customers by providing valuable products and services, and by offering unique business models as Manufacturing Solutions and Business Design Solutions.

Production Solutions
In partnership with our customers, we solve their problems by offering products or a combination of products and services that assist customers in their manufacturing processes.

Business Design Solutions
We solve problems for consumers and for corporate customers by designing diverse business models that provide new value.

Concept Phrase

P&I Solutions DNP
(P = Printing Technology,
I = Information Technology)

By combining printing technology (P) and information technology (I), we intend to continue to solve our customers' problems and lead them to success. We intend to generate new value for the emergently evolving society of the 21st century by using our overall Group strength to provide unique solutions.

Creation of Value by DNP


DNP
Marketing/
Planning
R&D
Production
Printing Technology
P&I Solutions
Information Technology
Taiwa
Creation of new value
Products/Services
Society
Corporations
Individuals

■ DNP's Businesses

The History of Business Expansion

DNP was created in 1876, the ninth year of the Meiji Era, as Japan's first full-fledged printing company. The dynamism of the Meiji Restoration brought big changes to all of Japanese society, and infused the times with a spirit of freshness. Since then, DNP has engaged in a broad variety of publishing and commercial printing activities under the banner of the "Business of Civilization," and has honed its printing skills to meet the world's highest standards.

Since the 1950s, DNP has expanded its field of business under a policy that it calls "expansion printing," i.e. applying the printing technologies that it cultivated since its founding to the development of various types of businesses. In 1951, DNP entered the fields of packaging and decorative materials, and in 1958 the Company succeeded in developing shadow-masks, which opened the door to the electronics field. Today, DNP creates a variety of electronic products including color filters, photomasks, and lead frames. DNP even holds the top share in many markets, not only in Japan but in the whole world.

In the early 1970s, DNP was among the first to get involved in the digitization of text and images. Responding to dramatic developments in information technology, DNP reflected the needs of its corporate clients and individual consumers by working with cutting-edge information media and introducing innovations to its work processes. DNP has continued to engage in optimal information processing and services: the Company began working with CD-ROMs, high-definition television broadcasting, and satellite communications in the 1980s, with the Internet in the 1990s, and most recently with such media as mobile phone and digital broadcasting.

Along with the expansion of its business fields, DNP has continually transformed itself, from a "printing business" to a "comprehensive printing business," to an "information processing business," and now, to an "information communication business." In 2001, we began blending printing technology (P) and information technology (I) to offer new solutions as "P&I Solutions DNP," thereby speeding up our business development and taking the lead in the information communication industry.

The History of Business Development



1876
1950
1960
1970
1980
1990
2000
2010
Printing
Comprehensive Printing
Information Processing
Information Communication
P&I Solutions DNP
Information Communication
■Books and Magazines
■Commercial Printing
■Business Forms
magnetic cards
■Digital Media
smart cards
CD-ROMs
satellite broadcasting
Internet
mobile phones
IC tags
RMN image archives
Lifestyle & Industrial Supplies
■Packaging
paper containers
flexible packaging/plastic containers
aseptic filling system
aseptic filling system for PET bottles
expansion into the regenerative medical field
■Decorative Materials
decorative sheet with wood grain pattern
steel plate printing
Curifit
■Industrial Supplies
thermal transfer recording media
lithium-ion rechargeable batteries
Electronics
■Displays
shadowmasks
projection screens
color filters
flexible organic EL display
expansion into fuel-cells
■Semiconductor Products
photomasks
lead frames



Business Portfolio and Segments

DNP has two main businesses: our Printing business developed as a combination of printing technologies and information technologies, and our Beverages business handled by Hokkaido Coca-Cola Bottling Co., Ltd.

We divide our Printing business into three strategic segments: Information Communication, Lifestyle and Industrial Supplies, and Electronics. The three Printing segments account for about 95% of DNP's consolidated net sales. We have constructed a well-balanced business portfolio from the standpoints of stability, growth potential, and risk.

Well-Balanced Strategic Segments


Information Communication
Core business provides stable profits; handles a wide variety of information media, including printed materials, smart cards, IPS, and networks
The Three Segments of DNP's Printing Business
The driving force behind expanding our business fields; we have ventured into new fields by applying printing technologies to packaging, decorative materials, and industrial supplies
Growth driver; we have captured overwhelming market share and achieved high growth potential in display-related products and electronic devices

Printing

Information Communication

Our Information Communication segment is composed of three sub-segments: the printing of books and magazines, which has been one of our core businesses since DNP's founding, commercial printing, and business forms. This segment covers a wide variety of media, including both paper and electronic media such as the Internet (PCs and mobile phones) and DVD publishing, satellite broadcasting. In addition to producing printed materials, we are expanding our business by offering unique DNP solutions that combine such functions as marketing analysis, project planning, system development, media content creation and distribution, and data security management.

Lifestyle and Industrial Supplies

The Lifestyle and Industrial Supplies segment comprises three sub-segments: packaging, decorative materials, and industrial supplies. Starting with printing on non-paper materials like film or steel, we use coating and etching technologies and other basic printing skills to make products like optical film used in electronic displays. DNP is the world's largest supplier of a number of products, including color ribbons for printing digital photos and ink ribbons for facsimile machines and bar-code printers. We even make products like electrodes for lithium-ion rechargeable batteries, and we intend to continue expanding our business field in the future.

Electronics

DNP's Electronics segment uses the world's most advanced micro-processing technology to provide a large number of electronics products, including photomasks (original plates used in semiconductor production), and color filters for LCD displays. Ever since DNP became the first in Japan to succeed at making a prototype shadowmask for use in a color television a half century ago, the company has developed electronic devices and display-related products that we successfully commercialized one after another. In this way, we steadily built up a solid position for ourselves in the electronics sector. Becoming the first vendor of various products has given us an edge in the market. In today's world of information devices, DNP electronics components are the key to progress.

Beverages

DNP operates a beverages business through its subsidiary, Hokkaido Coca-Cola Bottling Co., Ltd.

Special Characteristics of the Structure of DNP

DNP as a Comprehensive Printing Company

As a result of expanding into new business fields while keeping printing technologies at the core of our business, DNP has become a comprehensive printing company engaged in such fields as books and magazines publishing, commercial printing, business forms, packaging, decorative materials, electronic components, recording media, and industrial supplies. By going a step further and combining printing technologies with information technologies, we are accelerating our expansion into new fields. Our comprehensive printing company format is an advanced business format not seen elsewhere in the world, and this is DNP's strength.

DNP doesn't merely offer products and services off of a shelf. Instead, we hold repeated discussions with our customers and proactively engage in finding new solutions to problems. Because we dynamically link R&D, production, sales, planning, management and other functions, we can receive comprehensive orders that cover contingent operations, leading to the provision of new products and services.

DNP's Group Structure

As the head office of the DNP Group, Dai Nippon Printing Co., Ltd. (DNP) handles such functions as planning, research and development, and sales. In addition, the Group maintains a cohesive structure by having the production and technical sections of each Group company cooperate closely. The head office and Group companies focus on their respective roles in ways that increase the efficiency and profitability of operations.

Businesses that Grow by Receiving Comprehensive Orders


DNP's Workflow
Toward the Next Project
Planning Proposals
Information Processing
Design/ Development
Production/ Manufacturing
Delivery/ Provision of Service
Measurement of Effectiveness
Receive comprehensive orders that include supplementary services
Cross-media development
Text processing
OB construction and management
Server operation
Distribution management
Research
Promotion planning
Production of still and video images
Program development
Information security
Implementation/ operation of plan
Marketing
Product planning
Copyright management
System development
Customer information management
Customer service center
Alliances

Group Structure Enables Efficient Operations


Dai Nippon Printing Co., Ltd.
Planning
Research
Development
Sales
Group company
Group company
Group company
Group company
Group company

■ Corporate Culture

DNP has a unique corporate culture that it has nurtured over the course of its 130-year history. The customer always comes first, ideas from the shop floor, abundant pioneering spirit, carry everything through till the end – these are some of the traditions behind the self-confidence and self-awareness that has been passed down through generations of employees.

In order to keep DNP the kind of workplace where employees help each other grow and each employee feels pride and expresses his or her own individuality, we have identified five concepts that we want to pass on as the essence of DNP's corporate culture.

Customers and People's Lives
We will aim to create values that our customers and people in their lives truly need and desire, conscious that each one of us is an individual member of an emergently evolving society.

Observe, Listen and Think Carefully
We will detect and respond to what society truly needs correctly and speedily, carefully observing conditions in the market and sites of sales and production. We should be fully alert to the opinions and reactions of those places, and fully consider these in our response.

Independence and Collaboration
We will work together in a spirit of collaboration, taking responsibility for and pride in ourselves as self-reliant professionals. By respecting the opinions that arise in an open atmosphere of collaboration between professional equals, we will foster mutual relations of trust.

Speed and a Spirit of Challenge
We will strive both to respect the values of our coworkers as professionals with regard to time, and to maintain a spirit of challenge, so that we can always supply leading-edge products and services and play a major role in the evolution and development of society.

Openness and Fairness
We will make positive efforts to win the appreciation of society for our philosophy, vision, and policy, and by taking action in a spirit of fairness as good corporate citizens, aim to become a company that is in tune with an emergently evolving society.

■ Guidelines for Behavior

In order to fulfill our corporate philosophy of "contributing to emergently evolving society," we believe that each one of us needs to be aware of our purpose and our responsibilities as a member of an emergently evolving society, and we need to be able to share dreams and visions. And in order for each one of us to act with confidence and pride, it is important to consider our obligations to society and exercise self-discipline.

Based on these ideas, we drew up the "DNP Group Action Charter," a set of guidelines for behavior. In order to get all of our employees to always act in accordance with these guidelines, top management takes the initiative and works hard at spreading awareness of them.

The DNP Group's Corporate Pledge

1. We will act in full compliance with legal and ethical standards and also strive to maintain free and fair competition with fair and open activities.
2. We will work to preserve the Earth's environment and conserve natural resources to safeguard the future of humanity.
3. We will work to contribute to society through communication and cultural activities, and by becoming good corporate citizens deeply involved with the community.
4. We will be alert and responsive to changes in society and the market, identifying society's needs and leading the industry in finding solutions, while always approaching issues from the viewpoint of people in their lives.
5. We will provide both valuable products and services and original business models by fusing our leading-edge information technology with the printing technology that we have built up over the years, and by fully utilizing the wealth of knowledge and expertise that we have developed through our long and varied experience in problem-solving.
6. We will establish an emergently evolving and dynamic corporate culture in which each individual, while taking pride in himself or herself as a self-reliant professional and actively generating and sharing information, collaborates with and respects the individuality of his or her coworkers.
7. We will strive to enhance our individual awareness and judgment, and to act quickly and boldly, without fearing failure, when faced with even the most difficult challenges.



Key Figures for 2006

Consolidated Financial Highlights

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries
Years ended March 31, 2006 and 2005

		Yen in millions except per share amounts		Dollars in thousands except per share amounts	% change
		2006	2005	2006	2006/2005
Fiscal Year					
Net sales		¥ 1,507,506	¥ 1,424,943	$ 12,884,667	5.8%
Operating income		120,670	120,528	1,031,368	0.1
Income before income taxes		114,640	107,686	979,829	6.5
Net income		65,188	59,937	557,162	8.8
Per Share Data (in yen)					
Net income	Primary	¥ 91.23	¥ 82.56	$ 0.78	10.5%
	Fully diluted	—	—	—	—
Cash dividends		26.00	24.00	0.22	8.3
At Year-end					
Total stockholders' equity		¥ 1,063,309	¥ 1,007,944	$ 9,088,111	5.5%
Total assets		1,662,377	1,600,129	14,208,350	3.9

Note:
U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥117=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2006.

Net Sales
(in billions of yen)



1,311.9
1,309.0
1,354.1
1,424.9
1,507.5
1,500
1,200
900
600
300
0
02
03
04
05
06

Operating Income
(in billions of yen)



72.2
89.9
102.4
120.5
120.7
120
100
80
60
40
20
0
02
03
04
05
06

Income Before Income Taxes
(in billions of yen)



26.2
42.2
93.1
107.7
114.6
120
100
80
60
40
20
0
02
03
04
05
06

Net Income
(in billions of yen)



15.6
28.8
53.0
59.9
65.2
60
50
40
30
20
10
0
02
03
04
05
06

Net Income per Share
(in yen)


100
80
60
40
20
0
20.55
37.80
71.49
82.56
91.23
02
03
04
05
06

Employees by Segment
(persons)


Corporate
1,088
Beverages
1,308
Electronics
4,427
Information
Communication
17,428
Lifestyle &
Industrial Supplies
11,345

Net Sales by Segment
(in billions of yen)


0
100
200
300
400
500
600
700
Information
Communication
662.5
Lifestyle &
Industrial Supplies
480.0
Electronics
296.8
Beverages
76.5

Operating Income by Segment
(in billions of yen)


0
10
20
30
40
50
Information
Communication
51.0
Lifestyle &
Industrial Supplies
37.6
Electronics
37.8
Beverages
0.3

Total Stockholders' Equity
(in billions of yen)


1,000
800
600
400
200
0
947.0
942.1
978.7
1,007.9
1,063.3
02
03
04
05
06

Total Assets
(in billions of yen)


2,000
1,500
1,000
500
0
1,432.5
1,450.0
1,513.7
1,600.1
1,662.4
02
03
04
05
06

Research and Development Expenditures
(in billions of yen)


30
25
20
15
10
5
0
23.4
24.1
26.1
26.4
28.7
02
03
04
05
06

Capital Expenditure
(in billions of yen)


150
120
90
60
30
0
85.1
73.8
69.8
86.1
136.1
02
03
04
05
06

Figures include investments to intangible fixed assets.

DNP At a Glance

DNP's main businesses consist of three consolidated segments: Information Communication, Lifestyle & Industrial Supplies, and Electronics. Together, they contribute 94.9% of the group's net sales. The company also has a beverages segment, which generates 5.1% of net sales.

Information Communication

Net Sales
(in billions of yen)



800
600
400
200
0
629.8
640.7
662.5
04
05
06

Operating Income
(in billions of yen)



120
100
80
60
40
20
0
43.7
49.4
51.0
04
05
06

Books and Magazines

Books, magazines [1], comics [2], dictionaries [3], textbooks, graphic art collections, corporate histories, historical reviews, and other published materials


1


2


3

Lifestyle & Industrial Supplies

Net Sales
(in billions of yen)



800
600
400
200
0
426.1
450.0
480.0
04
05
06

Operating Income
(in billions of yen)



120
100
80
60
40
20
0
32.4
36.0
37.6
04
05
06

Packaging

Printed packaging products and eco-friendly containers (for beverages [13], food [14] [15], household products [16], and cosmetics and pharmaceuticals, etc.), aseptic filling systems, PET bottles and preformed bottles [17]


13


15


16

Electronics

Net Sales
(in billions of yen)



800
600
400
200
0
236.4
269.6
296.8
04
05
06

Operating Income
(in billions of yen)



120
100
80
60
40
20
0
33.0
39.7
37.8
04
05
06

Displays

LCD color filters [26], back plates for plasma display panels [27], hologram screens [28], shadowmasks [29], projection TV screens [30], inorganic and organic EL displays [31], and projector screens [32]


26


29


30


Net Sales
(%)
Information Communication 43.5%
Lifestyle and Industrial Supplies 31.7%
Electronics 19.7%
Beverages 5.1%
Operating Income
(%)
Information Communication 40.3%
Lifestyle and Industrial Supplies 29.7%
Electronics 29.8%
Beverages 0.2%

Commercial Printing

Catalogs [4], flyers, pamphlets, posters and calendars [5], point-of-purchase materials [6], and printed materials advertising events, etc.





IPS/Business Forms

Smart cards [7], plastic cards, bankbooks and continuous ledger forms for computerized accounting [8], personalized mail, etc. produced using IPS (information processing services) [9], packing and delivery slips for parcels, direct mail, stock and other securities certificates, gift certificates [10], checks, all kinds of tickets, digital pens [11], hologram products [12]









Decorative Materials

Auto interior materials [18], decorative materials for stores, offices and homes (including coverings for walls, floors, furniture surfaces, modular bath interiors, and exteriors) [19], and functional films used in electronic appliances [20]



Opto-Materials/ Industrial Supplies

Optical film for displays [21] [22], transfer ribbons for color printers and fax machines [23], digital photo printers [24], electrodes for lithium-ion rechargeable batteries, carrier films for electronic components [25]












Electronic Devices

Photomasks [33] [34], lead frames [35], system modules [36], package substrates [37], HDD suspension components [38], IC tags [39], other chemically etched products











* All figures in this section are before elimination or corporate.

DNP Solutions Businesses

DNP offers flexible solutions to a variety of problems faced by corporate clients, based on the knowledge and skills that we have accumulated throughout our long corporate history. These problems include, "How can we make our daily operations more efficient?" "How should we compile data to help us develop a new market?" "How can we increase the effectiveness of our sales promotions?" "How should we guard access to corporate and personal information?"

Solutions by Operating Process

Sales Promotion Operations

Product development support
Enhancement of sales methods
Marketing and research
Promotional strategy proposals
Production of sales promotion tools and improving operational efficiency
Presentation support tools
Management of customer data

Production & Distribution Operations

Boosting efficiency in receiving/placing orders for materials
Databasing of product information
Production line control systems
Delivery and distribution systems
Payment collection systems
Boosting the efficiency of manufacturing operations

Administrative Operations

Various types of operational support related to intellectual property rights
Purchasing systems
ID issuing and management
On-line accounting systems
Computerization of corporate information

Public/IR Relations

Corporate communication support
Archiving of corporate information
IR solutions

Training-related Operations

Computerized training programs
Educational materials production support
Editing of curriculum information

Solutions by Segment

Information Communication

(Books & Magazines; Commercial Printing; IPS/Business Forms)

Not only does DNP process information using new types of media, we handle every step from planning and content creation through the delivery of finished products. We offer more effective, 21st-century information and marketing strategies that ease the burden on customers in a wide variety of industries and help deliver their messages to consumers with greater speed. In order to protect personal data in today's information society, we need to establish strong security systems. We offer a large number of security solutions using smart cards.

Editorial support systems
Personalized DM/Catalogs
On-demand publishing
Cross-media solutions

Lifestyle & Industrial Supplies

(Packaging; Decorative Materials; Industrial Supplies)

DNP has been finding new uses for printing technologies in the development of products that become an intimate part of modern daily life and are indispensable to industry. Our reliable manufacturing technologies also serve as a base from which we develop a variety of solutions to make life more convenient and safe. In addition to environment-oriented solutions, these include product development, design, machinery design, system engineering, and sales promotion.

Packaging design systems
Product tracing systems
Online systems for team package design editing
Aseptic container-filling systems
Decorative materials environmental impact assessment systems
Food and beverage-related market research

Electronics

(Displays; Electronic Devices)

Virtual plant solutions allow customers to use the world-class electronics processing technologies of DNP's manufacturing facilities as if they were inside the customer's own factory. Every process from ordering to delivery can be easily confirmed. We also provide turnkey business solutions that handle everything from semiconductor circuit design to the production of final, packaged products. In other words, we offer high value-added services that go far beyond manufacturing.

LSI design
Turnkey businesses
Virtual plant systems

Digital Solutions

Network/Data Base Solutions

DNP offers a variety of solutions by developing applications and networked systems.

Providing Functionality for Websites

Development and setup of all kinds of active server pages (ASP) services
Electronic application services e-statement issuance
Measurement of Web functions
Recommendation systems
Account settlement functions, etc.

Frameworks for Content Sales

Distribution platforms
Protection from unauthorized content distribution
Issuance of content IDs
Copyright protection system, etc.

Database & Customer Relationship Management Solutions

Various kinds of CRM support (e.g. loyalty point cards)
Marketing data mining
Marketing information mapping, etc.

Operation of DNP's Information Sites

Digital content sales
Map information services
Shopping sites for mobile phones
Incentive Marketing, etc.

Smart Card Solutions

DNP doesn't just manufacture cards, we also develop operating systems and applications, provide ASP services, and build smart card systems, etc.

Smart Card Introduction Support & Consulting

DNP chip migration program, etc.

Smart Card Issuance Service

Contact smart cards Native OS MULTOS Java Card™
Non-contact smart cards Types A&B FeliCa®
Hybrid cards Dual-interface cards, etc.

Smart Card Software Development and ASP Services

OS Native OS MULTOS Java Card™
Authentication systems Desktop applications Drivers, etc.

Smart Card Peripheral Sales

Writing/reading devices card issuance systems gate systems, etc.

IC Tag Solutions

Because DNP manufactures books and food packages, we are in the best position to attach IC tags to individual products.

Applications Development

Product distribution management Tracing systems
Admissions systems (conferences, events, concerts, etc.)
Electronic notification when children leave school
Electronic posters, etc.

IC Tag Peripheral Sales

Navigation carts IC tag reader/writers, etc.

Backup Systems

DNP has created powerful backup systems that allow us to offer a variety of solutions.

Security systems	Acquisition of Privacy Mark, ISO, etc., IP rights protection and software development, hardware enhancement, etc.
Internet data center	Data centers to support network services; hosting and housing support; Can also be used to provide smart card data services
Database management	Analysis and processing of purchasing histories and response data, for use in sales promotions and customer strategies
Distribution platforms	Platforms for clients who run e-businesses or content distribution, etc.; includes copyright protection, accounting, authentication functions

Agency Functions

DNP is ready to provide support and perform a variety of tasks on behalf of clients in order to establish the best possible processes for their businesses.

Project management	Market research, project proposals, construction of frameworks for running campaigns, etc., total support for all kinds of projects
Creative support	Production support for all kinds of media, including printed materials, web sites (PCs and mobile phones), CD, DVD and animation
Fulfillment support	Back-end support through order centers, customer centers, logistics, payment collection, campaign office management, etc.

Major Events of the Fiscal Year Ended March 2006

July

DNP began manufacturing and issuing FeliCa/Java dual-interface smart cards for use as student I.D. cards. Chiba Institute of Technology used the cards to become the first university in the world where students can access their academic transcripts and other personal records through information terminals on campus that identify them using palm vein authentication technology. In the future, DNP aims to start offering more high-security services using smart cards, including biometric identification based on palm or finger veins, and one-time password authentication, which will start in the year ending March 2007.

DNP funded the establishment of "Nanomedicine DNP" courses at Tokyo Medical and Dental University, and began joint research as of July. In July 2004, DNP and the same university succeeded in using printing technology to form capillary patterns. The new course aims to build on that success by studying the culture and transplantation of blood vessel and corneal cells and the activation of such cells in the living body. DNP aims to continue to use its printing technology to open new frontiers and develop practical applications in the field of regenerative medicine.

August

DNP Archive.com began a licensing service to allow the temporary commercial, academic, or public use of images of art works held by the Tokyo National Museum. DNP already operates similar image archiving businesses on behalf of Réunion des Musées Nationaux, which manages 33 French national museums including the Louvre and Musée d' Orsay, the British Museum, and Tokyo Metropolitan Foundation for History and Culture, which operates four museums including the Edo-Tokyo Museum. DNP intends to build and develop applications for high-definition image data backed by printing technology, and to develop a broad array of services like this licensing service.

September

DNP announced the construction of a new sixth-generation color filter manufacturing line, the first in the world to use an inkjet production method. DNP began producing sixth-generation color filters in July 2005 in response to sharp growth in demand for LCD displays. The company now aims to invest approximately 25 billion yen to build the additional line of inkjet production method, which is scheduled to come on line during 2006. Compared to photolithographic techniques, the inkjet production method costs less to set up initially, and makes it possible to reduce the amount of coloring materials used and the cost of components. DNP also aims to use the inkjet production method for making eighth-generation color filters, and to further expand the scale of its color filter business.

DNP opened a new consulting and negotiating center in the Kansai region, called "Infopark Osaka." This facility replaces multiple showrooms that had been scattered throughout the region. It consists of an exhibition area that introduces DNP's latest solutions, and a conference area for negotiations with client companies. At the same time, DNP consolidated the sales, planning, development, and manufacturing functions of nine business sectors and 19 Group companies in the Kansai region into the same office building. DNP aims to strengthen ties between business segments, and to expand its business by making the most of its comprehensive strengths and speedily solving problems.

October

DNP enhanced its smart card manufacturing framework by investing about 3.0 billion yen in capital equipment, thereby boosting its monthly production capacity from 5.5 million cards to 7.5 million cards. Production capacity for contact cards was expanded to 6 million cards, an increase of 33%, while capacity for making contactless cards was raised to 1.5 million cards, an increase of 50%. The Japanese domestic market for smart cards is expanding rapidly, and the number of cards issued reached 110 million in the fiscal year begun April 1, 2005. DNP is now prepared to meet orders for some 90 million cards per year at its high-security plant, and to further expand its share of the market.

DNP consolidated three regional units – Chugoku, Shikoku, and Kyushu – with DNP Kyushu Co., Ltd., to form DNP Nishi Nippon Co., Ltd. By creating an efficient, unified system for everything from manufacturing to sales in the western Japan region, we expect to receive more orders and enhance our services.

November

DNP received two awards, from France and Italy, in recognition of our active contributions to business and culture overseas. For establishing CDO, a joint venture company that produces and sells ink ribbons for facsimile machines, we received the 2005 Award for Japanese Industrial Investment in France. We also received an award from the Italian Chamber of Commerce in Japan for establishing DNP Photomask Europe SpA on the outskirts of Milan. We plan to continue to expand our operations overseas.

November-December

In February 2003, DNP began repurchasing its own shares. This fiscal year, we bought back a total of 10 million shares. On November 22, 2005, we retired 10 million shares for 14.9 billion yen. Going forward, we will repurchase and retire shares in order to increase shareholder value, while giving due consideration to such factors as our corporate funding needs and share price trends.

March

DNP established Group-wide corporate social responsibility-oriented criteria for procuring raw materials, machinery, and buildings, etc. The criteria are aimed at building bonds of trust between the DNP Group and its suppliers through fair trade, and at increasing the corporate value of both sides by winning the trust of society in general. DNP will ask its approximately 3,000 suppliers in Japan and overseas to comply with these criteria in order to fulfill its corporate social responsibility.

DNP and the Konica Minolta Group reached a basic agreement on the transfer to DNP of Konica Minolta's photo ID business and photo-related products domestic sales business. By boosting sales of dye-sublimation transfer ribbons for the photo ID market while combining photo ID booths with "PrintRush" self-service digital photo printing terminals, DNP aims to expand both print businesses in Japan.



Corporate Governance

■Fundamental Philosophy

As an emergently evolving company befitting the 21st century, DNP has established a management concept in its 21st century vision of contributing to the intellectually active, rich, emergently evolving society of the 21st century, and recognizes that fulfilling its corporate responsibilities to society as a corporation and being trusted by its shareholders, customers, consumers, employees and other stakeholders is critical to improving the competitiveness of the company. Toward this end, we regard corporate governance, including an internal control system, as a top management priority. We have strived to establish and manage an organizational structure that allows for precise managerial decision-making, prompt and appropriate execution based on the decisions made, and proper supervision and surveillance; strengthen education and training to improve each employee's awareness of compliance issues; and enhance our overall corporate governance.

■Progress on Corporate Governance Measures

1. The organizational structure for managerial decision-making, execution, and supervision, and other aspects of the corporate governance structure

Organizational details

DNP is organized around business operations so as to be able to adapt quickly to changes in business conditions, allow directors with specialized expertise and experience in various business areas to participate in decision-making and to have responsibility and authority in managing day-to-day operations, and to supervise the management of operations of other directors. Also, so as to promptly make precise management decisions, smoothly execute based on the decisions, and further strengthen proper supervisory functions, corporate officers named by the Board of Directors execute the decisions made by the Board of Directors, and have the responsibility and authority to decide upon and carry out those matters delegated by the Board. Working in close communication with the directors and in close proximity to the workplace, their function is to ensure that the views of those on the front lines are reflected in management.

The Board of Directors consists of 26 directors, including one outside director. In principle, the board meets once a month. Based on the Company's Board of Directors Regulations, the directors ensure that operations are appropriately run and mutually supervise day-to-day operations. The directors and corporate officers hold executive committee meetings once a month to exchange information that is helpful for efficient decision-making.

DNP has in place a Board of Statutory Auditors that consists of five statutory auditors, including three outside statutory auditors. In accordance with auditors' prescribed audit criteria and responsibilities, the statutory auditors conduct audits of directors' management of day-to-day operations and, as necessary, seek information from directors and employees regarding business operations.

The internal control system and audit

To maintain a structure that allows for precise managerial decision-making, appropriate execution, supervision and surveillance of the same, the Corporate Ethics Committee, which oversees internal controls, reviews and guides the operating units based on the basic compliance management regulations of the DNP Group. The Auditing Department ensures the propriety of operations by conducting accounting and operational audits based on internal audit regulations and providing progress reports to the statutory auditors.

The statutory auditors hold regular meetings of the Board of Statutory Auditors, work with other statutory auditors to perform their audit duties, and closely cooperate with the accounting auditors by receiving from them an explanation of the audit plan at the start of the fiscal year, assessing audit operations during the fiscal year as appropriate, and receiving a report of audit results at the end of the fiscal year.

The names of the certified public accountants who performed the accounting audits, the audit firm they are employed by, and their assistants in the audit work are as follows:

- **Certified public accountants who performed the accounting audits (Continuous audit years)**
  Senior partner, managing partner
  Atsushi Sasayama (4 years),
  Kiyohisa Horie (1 year)
  Managing partner
  Koichiro Kita (1 year)

- **Audit firm**
  Meiji Audit Corporation

- **Number of accounting audit assistants**
  6 certified public accountants, 8 junior accountants, 1 other

Development of a risk management structure

To manage risks related to compliance, the environment, disasters, product safety, information security, and export management, the Corporate Ethics Committee, other special committees, and other head office divisions develop rules and conduct training as part of risk-related preemptive efforts, and respond promptly to avert or minimize losses to the DNP Group. Certain organizational units and directors are promptly established and appointed for responding to risks that have newly developed.

Progress on other corporate governance measures

Through the DNP Group Corporate Pledge (established in 1992, revised in 2002) and DNP Group Employee Code (established in 1993, revised in 1998), DNP has set down codes of conduct and specific guidelines for behavior for employees to follow, so as to contribute to the prosperity and solid development of society, promote fair and appropriate corporate activity, protect the environment, contribute to society, and establish a free and lively corporate culture. Among the stipulations is that DNP, as an emergently evolving company, fulfill its corporate responsibilities to society as a corporation, respect its shareholders, customers, consumers, employees and other stakeholders, and act in a way that earns trust. The DNP Group CSR Report 2005 details not only the DNP Group's business activities but also efforts to address social issues and protect the environment, and aims to enhance understanding and deepen confidence and trust through communication with various stakeholders.

DNP has a policy of disclosing information that is transparent, fair, and continuous in a timely and appropriate manner, including the prompt disclosure of financial results to shareholders and investors in accordance with the Securities and Exchange Law and other related laws, as well as the "timely disclosure rules" established by the Tokyo Stock Exchange. We also promptly and proactively disclose information even if the timely disclosure rules do not apply, as long as we believe that the information is considered necessary and helpful to shareholders and investors to promote further understanding of our company. By appropriately managing the Information Disclosure Committee, which was established in May 2006, we intend to further enhance our arrangements and procedures for timely and appropriate information disclosure.

A diagram of the corporate governance structure is shown below.


General Meeting of Shareholders
Board of Directors
Audit
Audit
Representative Director
Reporting
Corporate Ethics Committee
Open Door Room
Information Disclosure Committee
Product Safety Committee
Information Security Committee
Environmental Committee
Complaint Handling Committee
Central Disaster Prevention Council
Legal and other main divisions
(environmental safety division, labor division, technology division, accounting division, management division, IP division, legal affairs division)
Corporate Social Responsibility Committee
Oversight of internal controls
Reporting
Director in charge
Corporate officers
Business divisions
Group companies
Operating units
Head office
Audit
Guidance
Training
Audit
Guidance
Training
Audit
Guidance
Training
(Autonomous implementation, inspection, review, improvement)
Auditing Department
Accounting Auditors
Audit
Audit
Reporting
Board of Statutory Auditors
Assistance
Audit unit
Coordination

Compensation paid to directors and auditors

The details of compensation DNP paid to directors and statutory auditors are as follows:

	Compensation based on articles of incorporation and resolutions at general meeting of shareholders		Bonuses based on profit		Directors' retirement benefits based on resolutions at general meeting of shareholders	
	persons	million yen	persons	million yen	persons	million yen
Directors	37	662	35	250	11	1,024
(Of which, outside directors)	(1)	(19)	(1)	(0)	(—)	(—)
Auditors	5	95	—	—	—	—
Total	42	757	35	250	11	1,024

Notes:
1. Figures less than ¥1 million have been rounded down.
2. In addition to the above, bonuses of ¥69 million were paid to employee directors.
3. There were 26 directors and five auditors as of the end of the fiscal year. The directors and auditors above include 11 directors who stepped down during the fiscal year.

Compensation paid to Meiji Audit Corporation (accounting auditor)

The details of compensation DNP paid to Meiji Audit Corporation are as follows:

(in millions of yen)

Compensation for services in accordance with Article 2-1 of the Certified Public Accountants Law (Law No. 103, 1948)	56
Compensation for other services	—
Total	56

Note: Figures less than ¥1 million have been rounded down.

2. Interests between DNP and its outside director and outside statutory auditors

Neither the outside director nor the three outside statutory auditors have personal, financial, or business relationships or other interests with DNP.

3. Progress on corporate governance measures in the current fiscal year

Each year, the DNP Group has published a summary of its environmental efforts as annual reports, and with the substantial addition of its economic and social activities, it newly released its DNP Group CSR Report 2005.

In accordance with a resolution by the Board of Directors at a May 10, 2006 meeting, DNP has established arrangements for ensuring the propriety of operations, encompassing the following aspects:

Arrangements for ensuring that the execution of operations by directors and employees complies with the laws and the Articles of Incorporation

1) The DNP Group has established a code of conduct for all employees (including directors) through its DNP Group Corporate Pledge and DNP Group Employee Code, and conducts training to familiarize employees with it.
2) Directors with day-to-day business responsibilities preempt acts in violation of laws or the Articles of Incorporation by supervising the conduct of the heads of the various operating units, including corporate officers.
3) To establish and manage arrangements for ensuring the propriety of operations in the DNP Group, the Group has established basic compliance management regulations, revised the division of duties for the directors who are members of the Corporate Ethics Committee, and made the committee responsible for overseeing the Group's internal controls based on the rules and regulations.
4) DNP has established various corporate groups under the oversight of the Corporate Ethics Committee, including an Environmental Committee, Product Safety Committee, Information Security Committee, Complaint Handling Committee, Central Disaster Prevention Council, and each head office division in charge of specific laws and regulations. Under the oversight of the Corporate Ethics Committee, these committees conduct reviews, provide guidance, and offer training for operating units and Group companies in their areas of responsibility.
5) DNP has newly established an information disclosure committee for developing arrangements for ensuring the reliability of the Company's financial reports and for the timely disclosure of appropriate company information. Under the oversight of the Corporate Ethics Committee, it is responsible for properly disclosing information on DNP and consolidated Group companies in a timely manner.
6) The Auditing Department is independent of the operating units and conducts internal audits, provides guidance, and offers training to the operating units and Group companies regarding the establishment and management of arrangements for ensuring the propriety of operations.
7) The heads of the operating units autonomously determine, implement, inspect, review, and improve the required arrangements and procedures for their divisions, based on the basic compliance management regulations of the DNP Group and in light of the specific operations of each division.
8) The Open Door Room, a gateway for internal notifications within the DNP Group established within the Corporate Ethics Committee, receives and responds to reports from group employees concerning legal violations.

Rules and other arrangements for managing the dangers of losses

To manage risks related to compliance, the environment, disasters, product safety, information security, and export management, the Corporate Ethics Committee, other special committees, and other head office divisions develop rules and conduct training as part of risk-related preemptive efforts, and respond promptly to avert or minimize losses to the DNP Group. Certain organizational units and directors are promptly established and appointed for responding to risks that have newly developed.

Arrangements for ensuring that the execution of operations by directors is efficient

1) The Board of Directors meets once a month and at other times as needed. Executive committee meetings are held once a month for efficient decision-making and the sharing of management information.
2) Those responsible for carrying out operations based on decisions by the Board of Directors do so within their authority and in accordance with organizational regulations, position authority rules, collective decision-making rules, and other internal rules.

Arrangements concerning the maintenance and management of information relating to directors' execution of operations

Information on directors' execution of operations is registered or recorded in the form of minutes of Board of Directors' meetings, minutes of various committee meetings, approval documents and other documentation, or electronic documentation. This information registered or recorded as paper or electronic documents is appropriately and safely retained and stored in easily searchable condition for at least 10 years, in accordance with basic regulations on information security, document management standards, and electronic record-keeping standards.

Arrangements for ensuring the propriety of operations

1) To ensure the propriety of its operations, the DNP Group has established the DNP Group Corporate Pledge and DNP Group Employee Code as a code of conduct for all employees (including directors), and conducts training to familiarize employees with it. The Group has also established basic compliance management regulations concerning the establishment and management of arrangements for ensuring the propriety of operations, and based on them, group companies implement the regulations.
2) The Group companies autonomously determine, implement, inspect, review, and improve the required arrangements and procedures for their divisions, based on the policies above and in light of the details and scale of their businesses.
3) The Auditing Department, the Corporate Ethics Committee, the other special committees, and other head office divisions audit or review, provide guidance, and offer training on the progress made in the two previous areas.

Arrangements for ensuring effective audits by the statutory auditors

1) The Audit unit with dedicated staff assists statutory auditors with their work. The Audit unit staff performs operations under the direction of the statutory auditors.
2) The Auditing Department and the Corporate Ethics Committee regularly report to the statutory auditors on the establishment and management of arrangements for ensuring the propriety of audits and operations.
3) The Representative Director regularly exchanges views with the Board of Statutory Auditors.



Board of Directors, Statutory Auditors and Corporate Officers

(as of June 29, 2006)

President

Yoshitoshi Kitajima (photo 1)

Senior Managing Directors

Koichi Takanami (photo 2)
Satoshi Saruwatari (photo 3)
Masayoshi Yamada (photo 4)
Mitsuhiko Hakii (photo 5)
Osamu Tsuchida (photo 6)
Teruomi Yoshino (photo 7)
Kosaku Mori (photo 8)
Yoshinari Kitajima (photo 9)

Managing Directors

Noriaki Nakamura
Hiromitsu Ikeda
Kenzo Isumi
Toshio Kawada
Kazumasa Hiroki
Yujiro Kuroda
Tatsuya Nishimura
Itsuo Totsuka
Masahiko Wada
Tetsuji Morino
Takashi Toida
Shigeru Kashiwabara
Kunikazu Akishige

Directors

Kenji Noguchi
Yoshiaki Nagano
Motoharu Kitajima
Tadao Tsukada*1

Standing Statutory Auditors

Jitsuo Okauchi
Minoru Yoneda
Shizen Sasaki*2

Statutory Auditors

Yasuchika Negoro*2
Kuniaki Nomura*2

**1 Outside Director*
**2 Outside Auditors*

Corporate Officers

Junjiro Inoue
Tatsuo Komaki
Akira Oguri
Tatsuro Kitayuguchi
Taketsugu Yabuki
Koichi Hashimoto
Takao Shimizu
Yukio Togano
Masanori Akada
Fujio Yamazaki
Takashi Saito
Shigemi Furuya


6
8
5
4
7
9

Investor Information

(as of March 31, 2006)

Dai Nippon Printing Co., Ltd.

Head Office:
1-1, Ichigaya-Kagacho 1-chome, Shinjuku-ku,
Tokyo 162-8001, Japan

Established:
1876

Number of Employees (consolidated):
35,596

Paid-in Capital:
¥114,464 million

Number of Common Stocks:

Authorized	1,490,000,000 shares
Issued	740,480,693 shares

Number of Shareholders:
(more than 1,000 shares)
22,187

Stock Exchange Listings:
Tokyo, Osaka

Major Shareholders:

The Master Trust Bank of Japan, Ltd.(Trust A/C)	6.28%
The Dai-ichi Mutual Life Insurance Co.	4.68%
Japan Trustee Services Bank, Ltd.(Trust A/C)	3.97%
State Street Bank and Trust Company	2.77%
UBS AG London-IPB Client Account	2.44%
Mizuho Corporate Bank, Ltd.	2.06%
Nippon Life Insurance Co.	1.94%
Mizuho Bank, Ltd.	1.68%
NATS CUMCO	1.60%
Employees' Shareholding Association	1.37%

Other than above, DNP holds 34,817,072 of its own shares.
While the registered owner of these shares is Dai Nippon Printing Co., Ltd., 1,000 of the shares are in effect not owned by the company.

Administrator of Shareholder Register:
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku,
Tokyo 103-8670, Japan
Phone: +813-5213-5213

Annual Meeting of Shareholders:
The annual meeting of shareholders of DNP is normally held in June each year in Tokyo, Japan

Investor Relations:
Dai Nippon Printing Co., Ltd.
Press and Public Relations
1-1, Ichigaya Kagacho 1-chome, Shinjuku-ku,
Tokyo 162-8001, Japan
Phone: +813-5225-8220
Facsimile: +813-5225-8239
E-mail: info@mail.dnp.co.jp

Web Site Address:
http://www.dnp.co.jp/

Share Price Evolution (Tokyo Stock Exchange)
(between April 1, 2004 and March 31, 2006)


DNP Stock Price (yen)
Increase (%)*
2,500
2,000
1,500
1,000
120
100
80
60
40
20
0
DNP
Nikkei Average
TOPIX
04
05
06

*Index 100 = March 31, 2003

Voting Rights

(as of March 31, 2006)

Type	Number of Stocks (Stocks)	Number of Voting Rights (Rights)
Stocks with no voting rights	—	—
Stocks with limited voting rights (treasury stocks, etc.)	—	—
Stocks with limited voting rights (other)	—	—
Stocks with voting rights (treasury stocks, etc.)	Common stocks 36,251,000	—
Stocks with voting rights (other)	Common stocks 701,179,000	701,179
Stocks with less than trading units	Common stocks 3,050,693	—
Outstanding shares	740,480,693	—
Total voting rights of stockholders	—	701,179

Treasury Stocks

(as of March 31, 2006)

Holder	No. of Stocks Held	Percentage of Holding to No. of Outstanding Shares
Dai Nippon Printing Co., Ltd.	34,816,000	4.70
Kyoiku Shuppan Co., Ltd.	1,435,000	0.19
Total	36,251,000	4.90

対話

Building "TAIWA"

P&I Solutions DNP

"Taiwa" is a process that entails identifying [illegible] and finding solutions through the exchange of viewpoints and ideas





Under the banner of "P&I Solutions DNP," we aim to expand our business more than ever by offering unique solutions that blend printing technologies with information technologies. It's probably safe to say that DNP's growth in the 21st century depends on the success of our P&I solutions.

Printing companies generally deliver a customized product to each client. We have always felt the need to engage in *taiwa* with our customers, meaning that we come to learn what they really need as we exchange opinions with them, and we work with them to solve their problems. In today's rapidly changing times, enhancing *taiwa* is our most important task.

We have engaged in *taiwa* innumerable times, with all kinds of stakeholders as well as with our more than 30,000 client companies. By enhancing *taiwa*, we can provide greater benefits and open up new business fields for ourselves and for our customers. This special section introduces some of the fruits of our *taiwa* with customers.

CONTENTS

Communicating Beauty

Louvre Museum



Art Presentation that Evolves with the Times

In 2005, 7.5 million people visited the Louvre Museum of art. I believe that my job is to continually implement new developments, to achieve harmony with the times and to offer an art museum that lives and breathes with the times, so that visitors can get even more out of their museum visit.

In "CyberLouvre," the multimedia area that we opened within the museum in 1998 with support from DNP, we have been offering ways of enjoying the museum that are consistent with modern times. For example, visitors can search electronically for artworks held by the museum and can view CDs and DVDs about the Louvre as well as websites devoted to the museum and its temporary exhibitions.

DNP is also working as our partner to produce the Japanese-language version of the Louvre website, which we plan to completely renew in the fall of 2006. We have been able to build a cooperative relationship with DNP that allows us to always enjoy good dialogue as we share the goal of making a site that will meet the public's expectations.

DNP is well-versed in printing, images, and a variety of other forms of communicative expression, and the company demonstrated its strong abilities when we held a special exhibition in Japan. Moreover, DNP has established three graphic arts galleries in Japan which have been active for some 20 years. This is an example of why I believe we can say that DNP is one of the private companies that plays an important role in supporting Japanese culture.

In the future, the Louvre Museum will continue to explore the potential of communication that combines art and technology. With help from DNP's outstanding media communication skills, we hope to give as many people as possible the opportunity to encounter these works of art and to benefit from the rich culture they represent.

Henri Loyrette *Louvre Museum Director*



The Louvre Museum was established in 1793 as a central museum for all the arts. As one of the world's largest art museums, its collection contains artworks from a wide variety of civilizations and periods. Ever since he became the museum's director in 2001, Henri Loyrette has been working hard to fulfill the Grand Louvre Plan to create an environment in which visitors can enjoy as many artworks as possible in a relaxed space.



New Ways of Expressing Beauty

P&I Solutions DNP Information Communication

DNP was founded in 1876 as Japan's first full-scale printing company. Since 1951, we have been expanding into other business fields with "expansion printing" as our basic policy, meaning that we honed our printing technologies and applied them in a variety of fields. Since then, our business evolved from comprehensive printing to information processing, and from information processing to information communication. Currently, we combine *printing technologies* and *information technologies* to propose new solutions. We call this "P&I Solutions."

DNP began rapidly developing information technologies in the beginning of the 1970s, mainly in our information communication division. We expanded the kinds of information media that we handle from paper media into CD-ROMs, DVDs, broadcasting, and websites, etc., and have used various technologies to explore new frontiers of expression. Among these modes of expression, one of the fields that we have paid particular attention to is the world of art, which strives for the ultimate expression of "Beauty." That's because artists find new ways to provide beauty; while we express beauty through various media, so when it comes to exploring new modes of expression, we share exactly the same degree of meticulous concern.

In 1998, DNP began building friendly relations with the Louvre Museum, which is an embodiment of beauty. For example, we helped create the "CyberLouvre" multimedia space inside the museum, and produced "The Louvre Museum Streaming Gallery," video software that traces the development of Western art through high-definition still images of artworks held by the Louvre. As the world becomes increasingly digitized and networked, DNP will continue to integrate the most advanced technologies for using paper media, imaging, Internet, space design and other media as we pioneer completely new modes of expression and propose new types of communication.

Meanwhile, since 1998, DNP has been operating an image licensing business called "RMN (Réunion des Musées Nationaux) Image Archives" in collaboration with the federation that manages and operates France's national art museums. The company operates a licensing service in Japan for art-related documents and images of artworks held by 33 museums including the Louvre and the Musée d'Orsay. DNP has since formed other alliances like this, such as with the British Museum overseas and with the Tokyo National Museum in Japan, in order to continue making electronic images of precious masterpieces and cultural heirlooms more easily accessible.

High Security and Good Service for a Card-Using Society

Mizuho Bank, Ltd.

Safety and Convenience Provided by Smart Cards


ICキャッシュカード・クレジット
MIZUHO
店番号
5250
5250
みずほ銀行

Amid calls for improved security for cash cards and better service for customers, we urgently needed to provide multi-functional smart cards that are difficult to counterfeit.

In order to provide our customers with safety and convenience, Mizuho Bank launched the "Mizuho Mileage Club" for individual customers in August 2004. After that, we began switching to smart cash cards. We were among the first to start using multifunctional smart cards, and we chose DNP as our partner because we could trust them to handle everything from software development to manufacturing and issuance backed by data management.

We were also attracted by DNP's comprehensive ability to boost the effectiveness of the club by combining a wide variety of services, including processing online applications for the Mizuho Mileage Club Card and sending out individualized direct mail.

We aim to use smart cards to continue developing the Mizuho Mileage Club so that customers will continue to choose Mizuho Bank. DNP has come to be very familiar with our bank's situation through repeated dialogue, and we are counting on DNP not only to provide us with greater security, but also with more innovative ideas and services.

Takashi Nonaka *Mizuho Bank, Ltd. Managing Director*



Mizuho Bank actively explored the introduction of smart cards before they were widely used in Japan. In March 2001, The Japanese Bankers Association (JBA) established standard smart cash card specifications, and in August of that year, with help from DNP, Mizuho began trial usage of smart cards based on those standards. By February 2002, the JBA had established a certification authority, and adoption of smart cards by the financial industry gathered momentum. Mr. Nonaka was a driving force behind these activities. Mizuho Bank began its full-fledged use of smart cards with the Mizuho Mileage Club.


口座番号
1234567
Mileage Club

Smart Cards: The Ultimate Information Terminals

P&I Solutions DNP Information Communication

DNP began developing smart cards in 1981. Today, a quarter century later, safe and convenient smart cards are known as "the ultimate information terminals." Compared to the magnetic cards of the past, it is much more difficult to forge a smart card or to access its information improperly, so it can be used while maintaining a high level of security. In recent years, smart card usage has rapidly expanded into a wide variety of fields including finance, transportation, services, distribution, and corporate information management.

Over the past 25 years, DNP has developed many programs, including operating systems that are indispensable to multifunctional smart cards, application software for biometric identification and one-time passwords, and drivers for accessing cards. DNP is the only company in the world that is developing an operating system for mobile telephone SIM cards that will also work with MULTOS and Java. Other than producing the chips used in smart cards, DNP does everything from developing software to manufacturing and issuing cards. In October 2005, DNP's card production capacity reached 7.5 million per month.

DNP currently holds about 50% of the Japanese smart card market, and manufactures and issues almost all of the smart cash cards used by domestic mega-banks. With software and hardware capabilities functioning in harmony, DNP intends to continue to overwhelmingly dominate the smart card market.

Another advantage of DNP is its ability to propose and provide individualized printing (an example of information processing services) and comprehensive services related to smart cards, including online card application processing, and the production and shipping of various types of sales promotion tools.

In the future, smart cards are likely to be more indispensable than ever to daily life. Through dialogue, DNP is quick to discover the needs of corporate customers and society as a whole. We intend to use our reliable technology to create concrete solutions to those needs, and to promote our business of providing safer and more convenient smart cards.



A New Challenge Creates 'Everyday Safety'

Kirin Beverage Corporation



The First-Ever Trial in Japan Was Also Good for the Environment

At Kirin Beverage, "the spirit of innovation" is an important concept. It seems to me that we have always been taking on new challenges, especially in partnership with DNP.

In 1994, there was increasing demand for milk-based beverages in PET (polyethylene terephthalate) bottles. In order to provide stable supplies, we needed to apply safe and reliable aseptic filling technology to PET bottles. However, at the time, there were only limited cases in Japan. For consumers' safety's sake, we could not allow this experiment to fail — an experiment that was the fruit of our interaction with DNP, which had been researching aseptic filling systems since the late 1970s. We cheered each other on with the idea that we wanted to do something really new, something that had never been done before. There was a good deal of trial and error on both sides before we succeeded in creating Japan's first aseptic filling system for PET bottles, and launched the PET bottle version of "Afternoon Tea - Milk Tea." The high-speed PET bottle filling line that we installed at our Shonan plant in 2000 was the fastest in the world at the time, aseptically filling 900 bottles per minute. It was also a first-in-Japan experiment. Today, we continue to innovate, for example by developing formed-in-line bottles for beverages that are sold warm.

Over the last dozen or so years, Kirin Beverage and DNP have sat down together many times to talk and share ideas. Sometimes DNP gives us ideas about how to optimize our production processes. Since DNP has the technological capacity to realize ideas from both sides, it is very reassuring to have them as a partner.

Using an aseptic filling system requires a slightly larger initial investment in capital equipment than a normal system, but because we use preformed bottles that have not yet been expanded to full size, we require fewer deliveries. And because the filling process is energy-efficient, the system not only lowers our running costs but also helps preserve the environment. Therefore, it is useful for boosting competitiveness.

So, DNP, what should we tackle next?

Hideo Sekizawa

Kirin Beverage Corporation Senior Managing Director
Senior General Manager, Production & Logistics Division



Kirin Beverage Corporation is Japan's third-largest cold beverage manufacturer. Its major products include "Afternoon Tea," "Namacha" (green tea), "Fire" brand coffee, and "Amino Supli" nutritional supplement drink. The company is notable for its aggressive business development; for example, it was the first company in Japan to adopt an aseptic filling system for PET beverage bottles, and it developed the lightest 2-liter PET bottles in Japan. Mr. Sekizawa is the engine behind this corporate climate of trailblazing, and "What should we tackle next?" is his trademark question.

An Evolved Type of Packaging System

P&I Solutions DNP

DNP began offering aseptic filling and packaging systems in response to the desire of food and beverage manufacturers to deliver safe and hygienic products to consumers. "Aseptic filling" entails filling a sterilized container with sterilized food or beverage, in a germ-free chamber. DNP was the first to create such a system in Japan, when it developed a system for filling single-portion containers of coffee whitener in 1978. Since then, DNP has expanded applications to a variety of packaging types, depending on the contents, including paper packages and film pouches.

In 1994, DNP became the first company in Japan to develop an aseptic filling line for cold drinks in PET bottles. In 1997, the company developed a second-generation of aseptic filling with "in-line bottle forming," and in 2000, a third-generation featuring "high-speed in-line bottle forming." DNP applied its outstanding aseptic management technology to the evolution of its filling systems.

Before DNP developed its second-generation system, PET bottles were delivered from bottle manufactures. However, beverage manufacturers using the in-line system form bottles in their own plants from small "pre-forms" supplied by DNP. This system allows beverage manufacturers to reduce the cost of purchasing and shipping bottles, and to reduce materials costs and usage volume.

With the third generation, we reduced the time required for sterilization. As a result, we raised our filling speed from 200 bottles per minute to 900 bottles per minute, achieving the fastest rate in the world. This allows us to make highly productive, highly cost-competitive filling lines.

DNP holds roughly 80% of the market for aseptic PET bottle filling systems in Japan. From the provision of packaging materials to the filling of containers in an aseptic environment, DNP's integrated filling lines are an aggregate of the Company's most advanced proprietary technology. These sophisticated systems give packaging new value and new functionality.


生茶

Developing Products by Sharing Dreams

Mitsui Chemicals, Inc.

The Partner We Need for Drawing Road Maps

Today, Mitsui Chemicals holds about one third of the global market for optical filters used in plasma display panels (PDPs) – that's the top share in the world. Historically, we have mainly handled general-purpose intermediate products, and I think our encounter with DNP is one reason we were so successful in this field, which is closer to the end user.

When we first began product development in 2001 and were searching for a business strategy, DNP proposed using electromagnetic wave-shielding film for PDPs. DNP's offer, to employ sophisticated mesh technology in order to supply us with large quantities of film in rolls well suited to mass production, fit well with our own plan. DNP's proposal was even more appealing because the film would be made on a retooled shadowmask production line with a good track record, allowing DNP to supply film more cheaply. As a result of fair and open exchange of information, we could approach product development with the shared dream of creating a good product, and I really feel that this is what allowed us to produce a strong product that was so well received by the market.

I feel that DNP looks at things from the same point of view as its clients, and has a knack for discovering its clients' problems and solving them. Also, because DNP has close relations with an extremely large number of companies, I think it is very sensitive to market trends. At Mitsui Chemicals, we want to continue to proactively develop our business by drawing our own industry roadmap and making proposals to our customers. I think that very often the new ideas we need for this kind of development emerge out of dialogue with companies like our partner and supplier, DNP. I think there will be a need for even further evolution in optical filters for PDPs. As long as we are partners with DNP, I think we will be able to face this new challenge and build each other's potential.

Akihide Kudoh
Mitsui Chemicals, Inc. Executive Officer
General Manager, Information Materials Division
Functional Chemicals & Engineered Materials Business [illegible]



Mitsui Chemicals, Inc. is a giant, diversified chemical manufacturer that supplies all kinds of basic materials used in everyday items in a wide variety of fields, including electronics, information, pharmaceuticals and health care, and automobiles. Mr. Kudoh is in charge of information materials, an area where there is increasing demand. He works in product development and business expansion.

Window on Information-oriented Society

DNP entered the display products field in 1958, when it developed Japan's first shadowmasks for making picture tubes used in color televisions. The success of those shadowmasks, which "transcended the boundaries of conventional printing" by applying advanced patterning technology, made a major contribution to the production of color televisions in Japan. That success also served as a springboard for DNP to enter a variety of electronics-related fields. After that, DNP's business has expanded into products like color filters and optical films, which came to be used in computers, LC displays, and plasma televisions as a result of DNP's broad ties with client companies. Today, DNP's Electronics segment has grown to contribute 20% of overall net sales and 30% of operating income.

Electromagnetic wave-shielding film used in PDP front filters is also a DNP (opto-materials sector) product. This product uses micro-processing technology to form a thin copper film in a uniform mesh pattern on top of transparent film. It has an excellent electromagnetic wave-shielding function and a high rate of light transmission that improves picture quality. Foreseeing the shift to thin, large-screen TVs, DNP began developing electromagnetic wave-shielding film in 1999, and began marketing them in 2001, otherwise known as "Year One for private-use plasma televisions." At the start of mass production, DNP held down costs by renovating facilities previously used to produce shadowmasks. Today, DNP supplies about 40% of the world's electromagnetic wave-shielding film, and has attained world-class status in terms of both technology and production capacity. Thanks to abundant dialogue with client companies, DNP has been quick to grasp the issues that the market faces and has used that knowledge to develop technologies and products ahead of the industry, leading to its success in this field.

Thin screen televisions still account for only about 20% of the domestic television market. It is expected that as we get closer to 2011, when the conversion of ground-based broadcasting in Japan from analog to digital is scheduled to be completed, the shift towards thin, large-screen televisions is expected to become more pronounced than ever. Display products are indispensable in an information-oriented society. Going forward, DNP will continue to expand this business by investing in equipment so as not to miss opportunities, and by being first to recognize the needs of client companies and consumers and apply that knowledge to product development.



The Challenge of Joint Development

Intel has been maintaining a leadership position in the semiconductor industry by relentlessly driving the development of new technologies following a 2-year cycle. This near clock-work progress is the essence of the famous Moore's Law published by Intel co-founder Dr. Gordon Moore in 1965. Moore's Law predicts that the number of transistors per unit area doubles approximately every two years and this exponential growth has contributed phenomenal benefits to the world economy.

Photomask is a critical component that enables the capabilities to pattern and shrink the semiconductor devices from generation to generation. Intel and DNP have worked closely together to develop mask technology for many generations. In January 2006, the two companies further agreed to extend the collaboration to 32nm node and beyond including the next generation lithography of extreme ultraviolet lithography (EUVL).

We are very pleased with the ongoing relationship with DNP not only because of its world leading mask technology, but also because of its quality and customer orientation as a reliable supplier. We look forward to the continuation and expansion of this win-win relationship well into the future.

Jai Hakhu
Vice president of Intel Corporation and General Manager of Technology Manufacturing Engineering



Intel Corporation, the world's largest semiconductor manufacturer, was established in California in 1968. Intel has always developed advanced technologies and products, and is the driving force behind innovation in the semiconductor industry. Mr. Hakhu joined Intel in 1997 as Director of Intel Tooling Operations, which at the time included responsibility for photomask operations.





The Cutting Edge of Microprocessing

The CPU is the "brain" of a computer or cell phone. Its "intelligence" is determined by semiconductors, and DNP technology supports the photomasks that are indispensable to the production of semiconductor chips.

Photomasks are transparent glass plates with tiny circuit patterns etched onto a photoresist coating on their surface. They serve the same function that original plates do in printing; in other words, they are used to burn integrated circuit patterns onto silicon wafers. Photomask technology is so important to the process of manufacturing ever-shrinking semiconductors, that people say without progress in photomasks, the evolution of semiconductor chips would be delayed.

DNP began manufacturing photomasks in 1961. For over 40 years, we have worked at the cutting edge of micro-processing and we are proud to claim the world's most advanced technology. Especially in the high-end sector, which requires advanced, under-90nm technology, we hold the top market share in the world.

DNP is actively engaged in joint development with several of the world's largest semiconductor manufacturers, both in Japan and abroad. As next-generation semiconductors become increasingly tiny, DNP is being asked to provide technological support in development projects that blur the lines between photomask makers and semiconductor makers. DNP uses the knowledge we have gained through these joint development projects to further expand our own business.

Modern society could not exist without semiconductor chips – they are used in everything from mobile phones and household appliances to computers, automobiles, and aircrafts. At the core of our convenient modern lifestyle, you'll find DNP technology.



** 1nm (nanometer): 10^{-9} = 0.000001mm*

Building "TAIWA*" — P&I Solutions DNP

P&I Solutions

Q What P&I solutions means to DNP

In your "Vision for the 21st century," you talk about "P&I Solutions DNP" as a key concept. What kind of solutions do you have in mind?

A Two of our strengths are the printing technology and information technology that we cultivated over many years. By "P&I Solutions DNP," we mean making the most of these strengths to offer solutions that only DNP can provide.

Generally speaking, the word "solutions" is used to mean improving operational efficiency and solving problems by using tools like information communication systems. But what we mean by "P&I Solutions" is combining printing and information technologies and applying them to a broader range of business fields in order to solve various problems for all of our customers.

We have already achieved concrete results, and we will accelerate this effort in the future. It would not be an overstatement to say that DNP's growth in the 21st-century hinges on this type of P&I solution.

Q DNP's strengths

Could you talk specifically about the DNP's strengths that enable it to offer customers unique solutions?

A We have three broad categories of strengths. One is outstanding technology – the printing and information technologies that were mentioned before. We have the ability to apply these and to combine them.

In many areas, DNP products have captured the largest market share in the world. This proves that the DNP technology that supports our products is top class, even from a global standpoint. Our P&I technologies include technologies for processing text, images, and other information, micro-processing and patterning technologies, coating and image transfer technologies, and processing technologies that add a great deal of value. These technologies can be applied not only to printing on paper, but to a wide variety of fields; they form the basis for DNP's future development.

"Taiwa" is a process that entails identifying problems and finding solutions through the exchange of viewpoints and ideas.

The Progress

The second type of strength that we have is the organizational strength that supports our technologies.

DNP has continued to expand its business fields, and has grown to be a comprehensive printing company that is unrivaled anywhere in the world. In order to maintain world-class standards in a variety of fields and combine technologies so we can offer unique DNP solutions, it is essential that we have coordination among many divisions, including R&D, sales, planning, and production. In order to have this kind of coordination, we laid down a group-wide management structure and have been reinforcing our organizational strength.

Our third strength is our ability to discern customers' true needs through *taiwa*, and to clearly identify issues that need to be resolved. The printing business is an order-taking business. It always consists of customized work that involves close consultation with customers and a good deal of working together.

Throughout the 130 years of our company's existence, we have maintained the same business style – we understand our customers' needs through *taiwa*, and respond carefully to each one individually, so that we can handle orders that differ from each other. *Taiwa* has already become an integral part of our makeup, and we continue to work on making it more effective than ever.

We intend to make the most of the strengths that we have acquired through our DNP tradition as we promote P&I solutions.

Q **Overall progress in the last five years**
Could you give some concrete examples of P&I solutions?

A In the five years since DNP espoused the concept of P&I solutions, we have implemented many such solutions and achieved good results. Here are a few examples.

Leading expansion in the smart card market

In the past several years, a lot of noise was made about countermeasures against counterfeit cards and illicit use, and this led to the rapid spread of smart card use. DNP had already begun developing smart cards 25 years ago, and we have played a leading role in expanding this market. By combining "I" technologies like software development and the secure processing of personal data with "P" technologies like card printing and production, we have steadily expanded our market share. Currently, we have the orders for almost every smart cash card issued in the name of a Japanese megabank. We also hold a high percentage of the market for other cards, including credit cards and ETC (electronic toll collection) cards, to the point that we produce and issue more than half of the smart cards used in Japan. We intend to expand our smart card business further by developing software for applications like biometric identification and one-time password authentication, by selling low-cost, multi-functional smart cards, and by offering services including ASP services using DNP's servers.

The Future

Building our Information Processing Services business

We are also continuing to expand our IPS business through comprehensive solutions that combine P and I. IPS is a generic name for services like personalized direct mail, entailing the processing, printing, and sending of individually tailored information. We have obtained privacy mark certification and established systems that are fully legally compliant and solidly secure. This makes it possible for us to respond very faithfully to our customers' needs, and we are continuously expanding our IPS business.

Offering new types of sales promotions

We have also begun to offer broad-based sales promotion services whereby we use mobile phones and IC tags to link printed material with web sites. For example, consumers can use their mobile phone camera to photograph an image or the two-dimensional code of a product pictured in a free newspaper, magazine, or catalog, and be guided to a web site containing details about the product or related special offers. As Japanese corporations are advertising more aggressively, we are receiving more orders by offering new promotion methods that combine printing with various types of other media.

Q **Issues and countermeasures**

Please explain what issues need to be resolved as DNP expands its P&I solutions business, and what countermeasures you are considering.

A We believe that the biggest issue in these dramatically changing times is how to get customers to tell us their real problems. In the emergently evolving society of the 21st century, individuals stimulate each other, and individuals and society stimulate each other, to create new value. That new value in turn generates new stimulation. In this kind of society, people are looking for more appropriate, quick, and creative solutions. It's important to respond to each customer in ways that are more carefully tailored to each customer's situation.

Toward that end, it occurs to us that *taiwa* is a key concept to promote throughout our company. Along with technological strengths and comprehensive strength, *taiwa* is already one of our proficiencies, but we believe we need to sharpen this skill even further in the future. We feel sure that deepening *taiwa* will translate directly into growth in P&I solutions and growth in DNP's business as a whole.

Q **Strategic growth fields**

The range of applications for printing technologies is expected to continue to grow in the future. What are the main fields that you are focusing on?

A These are the areas that we are treating as new business fields:

Using printing technology to enter regenerative medicine

Regenerative medicine includes artificial cell cultivation, aimed at repairing damaged or diseased tissues and organs. DNP and Tokyo Medical and Dental University succeeded in forming capillaries by cultivating vascular endothelial cells with unique pattern formation technology using photo-catalysis. Using the success of this joint research as a stepping stone, DNP aims to develop various new businesses in biology-related fields.

Developing energy business through solar batteries

Energy is an area that will be more and more important to approach on a global scale. DNP entered this field by developing a process for manufacturing low-cost, high-quality electrodes for lithium-ion secondary batteries. We also plan to get involved in solar power generation systems, which have good prospects as a new energy source. We have already developed highly eco-friendly, highly recyclable components for solar battery modules. We have the ability to mass produce them and to respond to growing demand in the future.

Active participation in the security field

Protection of personal data is another business field where we can expect future growth. Even before Japan's Personal Data Protection Law took effect in April, 2005, DNP launched its own personal data protection promotion system in 1999. We took active steps including thorough control of personal data that we held on behalf of client companies, creation of a compliance manual, and obtaining Privacy Mark certification. Using the expertise that we gained through these activities, we developed businesses such as consulting for client companies and the construction of security-related systems.

In February 2005, we founded the Shared Security Formats Cooperation (SSFC) together with a large number of companies. SSFC aims to improve office security standards using smart cards. DNP serves as the group's secretariat.

In the future, we intend to continue to develop new businesses in order to achieve further growth. At the same time, it is also important for us to fulfill our corporate social responsibilities and to enhance *taiwa* with our shareholders and with everyone who has a stake in DNP.



Segment Information



CONTENTS



Information Communication

Financial Results by Segment

□ Financial Highlights

(in billions of yen, %)

	March 2006	March 2005	March 2004
Net sales	¥662.5	¥640.7	¥629.8
Operating income	51.0	49.4	43.7
Operating income margin	7.7%	7.7%	6.9%



Net sales (left)
Operating income (right)
(in billions of yen)
600
500
400
300
200
100
0
120
100
80
60
40
20
0
04
05
06

□ Business Environment

In calendar 2005, Japanese domestic publishing sales declined 2.1% year-on-year, resuming a long downward trend that had been interrupted the previous year. Sales by advertising companies rose 2% in fiscal 2005, continuing the previous term's year-on-year rise. However, factors that restrained profits – such as increasing material costs and downward pressure on unit prices from intensified competition – were more prominent than ever, and made the industry environment very tough.

□ Summary of Financial Results

Sales of books and magazines floundered, but magazine sales increased as orders for new magazines and free newspapers and magazines made up for declines in the circulation of existing magazines and lower unit prices. In the end, overall sales were little changed from the previous year. In commercial printing, net sales increased by about 5%, with orders for flyers and pamphlets growing as companies waged vigorous sales promotion campaigns. Operating income from commercial printing also increased, since growth in net sales and cost reductions made up for lower unit prices. The business forms sector fared well, with net sales increasing about 10%, due to good growth in sales of smart cards and information processing services (IPS). Overall, net sales from Information Communication grew by 21.8 billion yen, or 3.4%, to 662.5 billion yen.

Operating income was affected by higher material costs and lower unit prices, but thanks to aggressive cost-cutting measures and the contribution of high added-value items like smart cards and IPS, operating income increased by 1.7 billion yen, or 3.4%, from the year before to 51.0 billion yen. The division's operating income margin was unchanged from the previous year, at 7.7%.

Information Communication contributed 44% of DNP's total net sales, and 40% of operating income.

Books and Magazines

The monetary value of publishing sales from January to December 2005 decreased 2.1% from the previous year to 2,196.4 billion yen, resuming its downward trend after rising in 2004 for the first time in eight years. In calendar 2005, book sales declined by 2.5% to 919.7 billion yen as new books dominated the best-seller list while few high-priced books became hits. Sales of magazines were sluggish all year long due to higher penetration of Internet access and free newspapers and magazines, the folding of small and medium-sized bookstores, and the decline in the population of young people. Magazine sales declined by 1.8% from the year before to 1,276.7 billion yen, the eighth consecutive year-on-year decline.

From April 2005 to March 2006, 192 new magazines were launched in Japan, a decline of 32 from the same period a year earlier. DNP received orders to print 24% of these, or 47, compared to orders for 48 new magazines the previous year. On the other hand, 116 magazines, 87 fewer than the previous year, discontinued publication during the year. DNP had been printing 33 of these, or 28%.

Given the long-term slump in sales of magazines, which account for about 60% of Japanese publishing sales, we focused our sales efforts on new magazines and free newspapers and magazines, absorbed the impact of lower circulations and lower unit prices, and maintained net sales at the previous year's level.

Commercial Printing

Advertising companies enjoyed good sales in fiscal 2005, for the second year in a row. Thanks especially to the startup of Internet commercials in conjunction with greater penetration of broadband access and the beginning of video transmission services, expenditures for Internet advertising grew a spectacular 55% over the previous year. At the same time, competition was intense and the business environment remained harsh. In our effort to secure profits, the cost-cutting measures we implemented included improving productivity by reducing lead times and systematically maintaining production equipment, strengthening our cooperative framework by offering technical guidance and consulting to outsourcing providers, and condensing inventories in order to reduce outside warehousing fees.

Regarding P&I solutions that make the most of both printing technology (PT) and information technology (IT) in order to build up new business fields, we built an EC site linked to sales promotion items aimed at expanding site promotion, developed a sales promotion (SP) tool management system for shops for package contracts, and actively promoted other new ideas like thermal cards to take the place of scratch cards, and sales campaign packages.

As a result, sales of flyers and pamphlets were good, and net sales related to the commercial printing sector rose 5% from the previous year.

Business Forms

Sales of ledgers continued their shrinking trend due to corporate cost-cutting and ledger consolidation: although orders were boosted by demand related to bank mergers and the enactment of the Personal Information Protection Act. The increase failed to make up for the lack of the previous term's special demand arising from the mergers of major non-life insurance companies. Meanwhile, IPS orders increased because credit card companies started issuing full-color billing statements. Thanks to good growth in IPS and smart card sales, overall net sales in the Business Forms area increased 10% year-on-year.

Major applications for which we have developed IPS include billing statements for mobile phones, credit cards, and transport services, non-life insurance certificates, application form issuance, bank and securities company statements, on-demand printing of educational materials for correspondence schools, and ticket issuance. Backed by our highly reliable security systems, we have continued to achieve good growth in IPS, which entails the storage of massive amounts of personal data, and the processing, printing, and even the transmission of data on behalf of customers.

DNP holds a roughly 50% share of the Japanese smart card market. We became the number one player in the industry by developing the MULTOS operating system and various types of application software. Especially when it comes to smart cards for banks, we hold more than 90% of this market, because of customers' great appreciation for our accumulated card issuance expertise and our biometric technology.

We have completed the implementation of measures that will allow us to meet future demand for smart cards, which we expect will increase even further. As of October 2005, we had invested 3.0 billion yen in our Ushiku and Nara plants, increasing production capacity from 5.5 million cards per month to 7.5 million.

Business Strategies

Due to the advance of an emergently evolving society and rapid changes in information infrastructure, information distribution is becoming more important than ever. As media become increasingly diverse, we must be prepared to handle not only paper publications, but also electronic media, including information distributed via the Internet. By accurately assessing the latest trends and combining the printing technology and information technology that DNP has accumulated over many years, we intend to make the most of our strengths, establish information distribution mechanisms in general as our field of business, and develop new business solutions that benefit consumers and corporate clients, in order to expand our business.

Fusion of Printing Technology and Information Technology

We will combine the printing technologies that DNP has cultivated since our founding with information technology that we have been accumulating since the 1970s so that we can offer unique solutions to corporate customers and consumers. When appropriate, we will use M&As or corporate alliances to derive maximum benefits from these solutions, or to speed up the commercialization of new businesses.

Production Solutions and Business Design Solutions

We combine production of diverse media and related services to come up with Production Solutions that resolve client companies' problems.

We will make use of DNP's planning capabilities and technologies in Business Design Solutions that meet client companies' needs by creating new fields within their businesses.

Developing New IT Technology and Ensuring the Security of Information

Through our printing business, we acquired expertise in handling massive amounts of data as well as knowledge and technology needed for maintaining the security of important information. We plan to use these capabilities as a springboard for developing new businesses in which we offer information management solutions that include developing new IT technologies, streamlining customers' information-related operations, assisting sales promotions, and maintaining data security.

□ Major Policies

Expanding our business through P&I Solutions

Until recent years, production was our main business. Now we are evolving a step further, expanding our solutions-based business by combining our core technologies – printing and information – so that we can offer innovative solutions that only DNP can provide.

In this segment, we have come up with a variety of solutions that increase the added value of products, including project planning, design, and marketing strategies. In the fiscal year ended March 2006, we responded to corporate demand for direct marketing by creating a new organization that promotes a new, comprehensive information communication business covering everything from the processing of personal data and promotional material (text and images), digital printing and post-processing to shipping. We also combined our IPS (Information Processing Solutions) businesses – mainly smart cards, electronic forms, and other account settlement-related solutions. By doing so, we increased our ability to provide comprehensive solutions to customers' problems, based mainly on DNP products and services such as IC tags, on demand printing, and personal DM. We aim to actively offer solutions that will spawn new ways for our customers to do business.

At the same time, as media diversify and the business environment changes, we are developing solutions aimed at businesses that handle digital contents such as electronic book and music distribution. We intend to help build an interactive and emergently evolving society.

In the future, we aim to boost the proportion of our solution-based business and expand profits.

By strengthening ties between product categories, we will target our customers' entire value chain

In the future, we will focus on strengthening ties among business divisions and prepare the ground so that we will be able to not only propose operations and solutions tailored to each customer's business field, but also to offer comprehensive services. By providing services related to IC tags, IPS, and smart cards, we intend to expand businesses that target our customers' entire value chains, including production, distribution, and account settlement.

In addition, we will actively offer solutions for managing operations and improving efficiency – issues that concern every corporation, regardless of its field of business.

Total SP solutions

We will expand our participation in the sales promotion and direct marketing markets by supporting our customers' promotions and customer relationship management (CRM) through a combination of services like data processing and on-demand functions using digital printers.

We will also actively engage in new areas of business outsourcing by supporting back office operations.

In addition, we will develop next-generation communication methods using IC tags, electronic paper, etc.

Security solutions

DNP has fostered security-related technology for many years. We plan to offer more security solutions by using smart cards for computer network security and room entry/exit control systems. In 2005, we established the Shared Security Formats Cooperation (SSFC), a corporate alliance aimed at realizing higher-security office environments, which is currently working out shared formats for smart cards and other security devices. As the secretariat of this group of some 95 corporations (as of April 2006), DNP aims not only to help establish higher-security environments, but to expand our security solutions business by setting the de facto standard for the industry.

New businesses/ developing new markets through global expansion

In addition to further developing the Asian market through the local subsidiary that we set up in Shanghai in 2005, we intend to take a global approach to new market development for Information Communication, as we have done in other divisions. For example, we will introduce GMM (Global Metamedia) to optimize overseas production by using our global network to send data to be printed to printing companies all over the world.



Topics

□ Leading the Rapidly Expanding Smart Card Market

DNP began working with smart cards in 1981, and today controls about 50% of the Japanese smart card market. DNP produces and issues about 90% of the smart cash cards given out by Japanese megabanks, banks, and trust banks. DNP has also won about 50% of the market for contactless cards, which are increasingly in demand for such applications as employee IDs, railroad passes, and electronic money.

In the fiscal year ended March 2006, we made the most of the technical expertise that we had accumulated to date in order to greatly expand smart card-related businesses. Going forward, we intend to continue to lead the smart card market as we focus on such activities as developing all types of software, providing ASP services using our data center, and marketing low-cost, multi-function smart cards.

Software development aimed at beefing up security

DNP created a system that uses a one-time password generated by a smart card to improve identification of net banking customers. The new system is designed to be used alongside existing IDs and passwords to add another level of security for net banking users, just as many banks have added biometric means for identifying ATM users. Bank of Tokyo-Mitsubishi UFJ, Ltd. plans to begin a field trial of the system in the spring of 2006.



One-time password authentication system

uses a dedicated device and smart card to display passwords that are valid only one time

DNP plans to conduct field trials for various applications, including on-line banking, securities trading, and shopping, as well as a variety of other services that require customer authentication, in order to offer this type of authentication service on a commercial basis.

New ASP service enables addition of software to multifunction smart cards already in circulation

DNP has developed an ASP service called "DNP PlusAppli" that enables the online addition or deletion of software applications to outstanding multifunction smart cards.

One of the advantages of multifunction smart cards that have a MULTOS or JavaCard™ operating system is the possibility of adding or deleting software. So far, however, no one has offered a service that adds software to cards already in circulation. By connecting DNP's Smart Card Data Center with smart card reader/writers in financial institution branches, DNP PlusAppli can add or delete software applications remotely. The service can add software for biometric identification, one-time password authentication, or other new types of software. In the future, DNP intends to offer more services that are indispensable to reinforcing security or improving customer service in other ways.

Introduction of low-cost, multifunction smart cards

During the fiscal year through March 2007, DNP plans to start selling two low-cost, multi-application smart cards that contain no authentication software and only minimal functions, such as cash card or credit card functions, at the time of issue. DNP was able to bring down the cost of the cards by improving the performance of their IC chip.

To date, multi-application smart cards have been somewhat more expensive than "native cards" that can only run software already loaded at the time the card is issued. However, in April 2006, DNP began marketing low-cost JavaCards™ (DNP Standard-J AxV4), and in August the company plans to launch a low-cost MULTOS card (DNP Standard-M 4.218a). After the cards have been issued, their functionality can be adjusted by using DNP PlusAppli to add or delete software as needed.

□ Developing Information Security Services

The establishment of information security systems that prevent the leakage of corporate data has become a pressing need since Japan's new Personal Information Protection Act and e-Document Law took effect in April 2005. The office security market is expected to reach 100 billion yen, with most of that being spent on the construction of systems to protect companies that handle sensitive documents. DNP sees opportunity in this situation, and is working on developing a broad range of services related to information security.

SSFC participation rises to 95 companies

The number of companies participating in Shared Security Formats Cooperation (SSFC), a corporate alliance aimed at creating standards for office security, has grown from 22 at the time of its formation in February 2005, to 95 as of April 2006. DNP serves as the group's secretariat.

By sharing some smart card data formats and developing products for member companies based on those standards, SSFC aims to improve both the convenience and effectiveness of office security systems. The goal is to make it possible to have a single smart card that serves as an employee ID, tracks room entry and exit, activates printers and computers, and communicates with monitoring cameras, among other functions. SSFC member companies each bring their various abilities to the joint development of security products and systems.

Developing a system for continuous network monitoring: "Who is doing what right now on which terminal?"

DNP and Intelligent Wave Inc. have jointly developed a system that allows a company's management to monitor how employees use computers after they have logged in to the corporate network using an employee ID smart card for identification.

The system uses smart cards compatible with the SSFC standard format. It checks for unauthorized printouts, writing of data to outside memory devices in violation of corporate security policy, or other suspicious actions that are not part of ordinary operations. The server can automatically detect an unauthorized operation, inform the system administrator, and interrupt the operation. DNP is marketing the system as an effective way to prevent information leaks by company insiders.

Extending personal data protection to the hiring process

CP Design Consulting Co., Ltd., a DNP subsidiary that consults on matters related to personal data protection, has introduced an aptitude test for potential employees to facilitate analysis of such traits as inclination to obey the law.

A growing number of corporations want to hire personnel with a strong awareness of legal compliance in order to prevent information leakage at the hands of their employees. However, job interviewers are reluctant to ask questions that delve too deeply into a candidate's personality out of respect for personal privacy, and this makes it difficult to assess a candidate's attitudes toward obeying the law. The test was developed by Jinsoken Co., Ltd. and has been used by large number of corporations. Because it is difficult to guess the intention of the questions, which must be answered from a variety of standpoints, the test makes it possible to get an accurate reading of a candidate's character. CP Design Consulting expects to take in about 1 billion yen in sales during the fiscal year through March 2007, based on 100 companies adopting the test.

□ Expanding Applications for Digital Pens

Rapid expansion of digital pen solutions

DNP has been marketing digital pen solutions for many situations where there is a need to digitize handwritten information, including the grading of tests at cram schools and prep schools, preparation of estimates by moving companies, and recording of equipment maintenance operations. A miniature camera inside a digital pen reads the dot pattern on special paper and instantly converts letters and shapes into digital data as the paper is being written on, thereby increasing operational efficiency and reducing costs. DNP wants to expand this business as a "P&I solution" that combines information technology and the printing of special paper with a microscopic dot pattern.

DNP also developed a print on-demand system allowing users to print the specialized paper used with digital pens on a standard office printer, as needed. This system has already been adopted on a trial basis for grading tests, and DNP plans to expand its use in the future.

Using digital pens to boost the efficiency of emergency medical services

DNP collaborated with Aichi Medical University professor Hiroshi Noguchi on the trial operation of a digital pen-based data entry system used by volunteer first aid staff for recording their work logs during the 2005 World Exposition held in Aichi, Japan. This was the first time in Japan that digital pens were used in emergency medical care. Information about patients' condition that was handwritten at the site of injury or illness was instantly digitized. This raised the efficiency of first aid activities by making it possible to centrally manage information, and thus to analyze trends in accident occurrence and prevent recurrences.

In conjunction with Associate Professor Takashi Komura of Fuji Tokoha University and Catena Corporation, DNP also developed a system for tracking injured people in the aftermath of a major disaster. The system uses special triage tags that are compatible with a digital pen. Information about injury victims recorded on site is digitized and sent to a server. When the patient is to be moved, a two-dimensional code printed on the triage tag is read by a mobile phone that accesses the server and registers information, such as the name of the medical facility where the patient will be taken. This system makes it possible to get accurate information about a patient's location at any given time and therefore to respond quickly to inquiries, as well as allowing medical staff to focus on treatment.

Starting with emergency medical care, digital pen-based solutions are being used in an increasingly wide range of applications.

□ Expanding Mobile Phone Services

Development of mobile phone "clipping" system for interesting products

DNP has developed a system that allows shoppers to use their mobile phone to scan a two-dimensional code from a product that caught their eye in a store and save it in a folder containing their personal favorites on a server. Since the two-dimensional code can distinguish between individual retail outlets and products, the system can provide information about discount sales and different outlets belonging to the same chain. DNP intends to operate the system on a trial basis at venues including retail stores and product exhibitions, with an eye toward beginning marketing in the fiscal year through March 2008.

New service links printed material with mobile phone web sites

Mobile Impulse Co., Ltd., a wholly-owned subsidiary of DNP, has begun a service that retrieves product information registered on a server in response to the transmission of a photograph or other image of the product. Consumers



Digital pen solution

Special triage tag and digital pen used in the injured person tracking system



Product "clipping"

The two-dimensional code on a product tag is read with a mobile phone camera and the product is registered as a favorite can use their mobile phone to photograph a product image from a catalog, magazine, free newspaper, or similar publication, and send it to the server as an e-mail attachment. The server's image recognition system then searches its database and responds with information about the product. This system is easier to operate than earlier systems that required the embedding of an electronic watermark in the photograph or the printing of a two-dimensional code, as it can be used with existing images of the product. The company is focusing its marketing efforts on distributors and manufacturers who want to give a boost to mail-order sales, promotional campaigns, or special events, etc.

□ New Blog-linked P&I Business

Daily broadcasting of trendy terms

DNP has developed a system that extracts trendy terms popular among bloggers and publishes them on the "BLOG360" web site operated by DNP subsidiary MyPoint.com Japan.

In the past few years it has become relatively easy to establish a web site, and there has been a sharp rise in the number of people using blog services that facilitate the posting of material in a diary format. "BLOG360" treats the topics addressed on blog sites as an important form of word-of-mouth information. Every day, the site displays rankings of the keywords that appeared most often in blogs along with graphs tracking trends in their popularity, and broadcasts lists of terms related to the trendiest topics. The system collects RSS files (containing such information as page titles, summaries and update times) transmitted by blog sites and uses a proprietary method to extract keywords and rank them. MyPoint.com Japan aims to expand advertising and merchandise sales by attracting more visitors to the site.



BLOG360

Every day, BLOG360 broadcasts rankings of the keywords most frequently used in blogs; clicking on a keyword displays a graph of its popularity over time

□ Accelerating Development of Businesses that Use IC Tags

Using IC tags at points of purchase

DNP and Hankyu Department Stores co-developed a point-of-purchase (POP) advertising system that uses IC tags to improve customer service by promoting communication between customers and sales clerks.

When a customer picks up a piece of merchandise, a reader/writers installed on the shelf automatically reads the product's IC tag and shows information about the product on a nearby touch-screen. The system is being used on a trial basis in the men's shoes department at Hankyu's Umeda store in Osaka. Going forward, DNP and Hankyu intend to come up with more effective display methods so they can more efficiently satisfy customers. DNP plans to use the knowledge that it gained through this joint development project to sell similar systems to other retailers.

Developing management systems using IC tags

DNP and Ozaki Shoji, a major manufacturer of school uniforms and other apparel, have co-developed a system that uses IC tags to track individual rolls of cloth. A rewritable IC tag containing the material code, width, and length is attached to every cloth roll. Portable reader/writers are used to record the information when the cloth is first received, and to update it each time it is cut. The system makes it possible to efficiently manage materials and makes stocktaking much easier.

DNP also worked with Yorks Co., Ltd. to develop an IC tag-based system for real-time control of glove manufacturing. IC tags are issued with order details such as the type of material to be used, processing methods, delivery date, and person in charge. When an IC tag is passed in front of a tag reader, its monitor displays information about the status of processing. Production is controlled by selecting the next process.

DNP is pushing the development of IC-related business by expanding fields of use for the tags.



IC tag-based inventory control system

An IC tag attached to each roll and an IC tag reader/writer are used to track information about individual cloth rolls

Lifestyle and Industrial Supplies

Financial Results by Segment

Financial Highlights

(in billions of yen, %)

	March 2006	March 2005	March 2004
Net sales	¥480.0	¥450.0	¥426.1
Operating income	37.6	36.0	32.4
Operating income margin	7.8%	8.0%	7.6%



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Business Environment

Regarding domestic consumption in calendar 2005, although the year-on-year growth rate of convenience store sales slowed to 1.0%, the amount of net sales continued growing. Department store and supermarket sales declined by 0.6%, which was a smaller rate of decline than the previous year. Overall commercial sales increased by 2.6% and overall retail sales also increased, by 1.1%.

Housing starts rose for the third consecutive year, by 4.7% from a year earlier. Nevertheless, falling unit prices and increases in materials cost continued to affect profits.

Summary of Financial Results

While there were signs of recovery in personal consumption, a harsh business environment continued with rising materials costs. Net sales in the Packaging and Decorative Materials areas increased nicely, while sales of Industrial Supplies grew sharply, mainly because of growth in optical films. Net sales for the segment increased by 30.0 billion yen, or 6.7% over the previous year to 480.0 billion yen.

Operating income was affected by the increase in materials costs, but the division's operating income increased by 4.4%, or 1.6 billion yen, from a year earlier to 37.6 billion yen thanks to increased sales of industrial supplies and highly profitable, environmentally friendly decorative materials, and to the success of cost-cutting measures. On the other hand, the operating income margin dipped 0.2 percentage point to 7.8% because of increased costs.

Lifestyle and Industrial Supplies contributed 32% of DNP's overall net sales and 30% of operating income.

Packaging

Packaging sales grew 5% over the previous year. Although sales of paper containers declined, sales of flexible packaging and paper cups increased, and sales of pre-formed bottles rose sharply. Sales volumes of pre-formed bottles – test tube-shaped primary products used for making PET bottles – have been growing in conjunction with the increasing use of aseptic bottle-filling systems.

Operating income from this sector was strongly affected by increases in prices for films and resins, which we have been working on passing on to customers. In the end, the operating income margin fell slightly from the previous year.

Decorative Materials

Sales of decorative materials grew by 4% over the previous year. Strong sellers included eco-friendly, health-friendly "Safmare" decorative sheets and metallic prints. Exports, primarily Europe-bound, also did well.

Profits rose due to the success of continued aggressive cost-cutting measures and the higher proportion of sales of high added-value, environment-friendly products.

Eco-friendly products are made of non-PVC base materials, which do not emit dioxin during disposal. DNP developed its own method of surface processing using electron beams, allowing us to eliminate the use of solvents that can cause sick-house syndrome. These products have been very well received by the market.

Industrial Supplies

This term we enjoyed a sharp growth of 15% in sales of industrial supplies. Sales of ink ribbons for color printers increased, due to demand for use in household-use personal printers and self-service printers installed at mass retailing outlets. Sales of all kinds of optical film also increased, in conjunction with expanded demand for thin displays.

Sales of ink ribbons for facsimile machines continued the previous term's shrinking trend, although ribbons for color printers grew to accommodate the expanded market for printouts of digital photos, including those taken with mobile phone cameras.

DNP supplies ink ribbons for portable, home-use, dye-sublimation photo printers on an OEM basis, and also supplies ink ribbons for commercial-use dye-sublimation printers that are becoming popular as KIOSK terminals because they are cheaper and work faster than silver halide-type printers.

DNP supplies its main optical film product – antireflective film used in LCDs – to all deflector plate manufacturers, and we hold a 75% share of this market. Demand for antireflective film is expanding, largely for use in LCDs, but at the same time there is pressure to lower prices, so we improved production efficiency. In May 2005, we also reinforced the new production line at our Okayama plant, boosting production capacity from 5 million m^2 per month to 8 million.

Due to the rapid spread of PDPs (plasma display panels), there has been a sharp increase in demand for electromagnetic wave-shielding film used in their manufacture. DNP holds the top share – 50% of the market – in "etching mesh-type" film, which has superior electro-magnetic wave shield performance and constitutes 75% of the market for electromagnetic wave-shielding film.

Business Strategies

DNP's lifestyle and industrial supplies segment develops businesses aimed at realizing a more prosperous and emergently evolving society, while giving priority to functionality, environmental responsibility, and adding greater value. We are working on boosting sales in this segment both in Japan and overseas. In the packaging and decorative materials sectors, our aim is to secure stable growth by developing products that focus on functionality and environmental concerns. In the recording media and opto-materials sectors, we aim to actively develop products with high added value and new categories of products, in order to develop new markets.

Functionality and Environmental Responsibility

We will be guided by the goals of universal design and environmental responsibility as we develop functional, environmentally friendly products that meet consumers' demands for better health, greater safety, and more comfort and convenience.

Adding Greater Value; Shifting into Growth Fields

Coating technologies have already sparked significant change and expansion in DNP's business. Using these as core technologies, we will explore additional uses for printing technologies and step up development of products and services with high added value. At the same time, we will shift our emphasis towards fields with future growth potential.

Developing New Businesses in Industrial Supplies and Related Fields

We will take a broader view of the market and create new businesses by developing advanced and differentiated technologies and products in growing fields like electronics, energy, and information media supplies. At the same time, we will continue to create new business models that make use of corporate alliances.

Major Policies

DNP's industrial supplies business will actively invest in fields related to all types of displays

In the opto-materials sector, we will actively invest and greatly expand production capacity for optical films used in displays, as we expect to see rapid growth in this market in the future. DNP is already the world's largest producer of this type of film, and we plan to double our production capacity by building a new, 15.0 billion-yen plant in Mihara, Hiroshima Prefecture, to operate in conjunction with our existing Okayama plant. We expect that this expansion will further solidify our hold on about 80% share of the world market for this type of film.

Concerning recording materials, one of DNP's responses to rapid growth in the digital photo market was to reach a basic agreement with the Konica Minolta Group (Konica Minolta) on the transfer to DNP of Konica Minolta's ID imaging business and domestic photo-related product sales business.

Reinforcing our lineup of functional, environmentally friendly packaging products

As Japan's birthrate is declining, we cannot expect any significant growth in overall demand for our packaging products, which consist mainly of food packaging. However, increasing concern over environmental preservation and food safety is spurring demand for new types of functionality, which in turn is creating new business opportunities for us. We have enjoyed steady growth in demand for products designed to use less plastic, and for systems that allow client companies to save money or reduce environmental impact in their manufacturing processes. In response to consumer concerns about food safety, demands for tracing services, i.e. managing databases containing information about food products' ingredients, processing and distribution, are increasing. In the future, we aim to continue to respond flexibly to market needs like these and shift toward products with even more value-added functionality, in order to boost our competitiveness.

Another area of technical strength for DNP is aseptic container-filling systems. We plan to reinforce our facilities for producing PET bottle pre-forms in order to expand this business.

Decorative materials business to focus on eco-friendly, high value-added products

Because we cannot expect a sharp increase in demand for residential construction in Japan, our decorative materials business will seek to secure profits by adding more value. We will expand our Super Egos line of highly scratch-resistant, soil-resistant, environmentally friendly decorative sheets, and our Ecostandard WS Safmare line of non-PVC decorative sheets for residential interiors. Also, we will work aggressively to boost sales in overseas markets where there is strong demand for decorative sheets used for covering furniture, etc.

We intend to further enhance our product lineup while keeping the focus on this type of environmentally friendly, high value-added products, and to actively market our products in the United States, Europe and the rest of the world. In addition, we will use the Living Space Analysis Center that we established in our Okayama plant to boost solutions-based businesses in the field of residential environments, for example by offering measurement and assessment of living environment quality.

Developing new markets through global expansion

Starting with the establishment of a joint venture for the post-processing of ink ribbons in France, we have been expanding our overseas presence and will continue to build optimal production networks aimed at markets throughout the world.



Topics

□ Promoting the Development of Safe, Easier-to-Use Packaging Products

New facility to aid in development of easy-to-use packaging

DNP established a facility in Namba, Osaka, for evaluating the user friendliness of merchandise packaging.

"PUL" (Package Usability Laboratory) contains a normally equipped kitchen unit, with water supply, a sewage line and kitchen utensils. Test subjects use merchandise in an environment that resembles their own home in order to more accurately assess usability and other characteristics. Since October 2004, DNP has been operating its "Package Usability Survey," a consulting service aimed at user-friendly package development based on ergonomic and cognitive science. DNP established PUL to make it possible to conduct faster, cheaper, and more thorough testing and analysis.

DNP aims to increase sales of its consulting services by supporting the development of products that are easier to use and deliver greater customer satisfaction, including from the standpoint of universal design.



A consumer tests package usability at PUL (Package Usability Laboratory)

Development of new vapor deposition films for various uses that guard against moisture and oxygen

Using vapor deposition technology that it developed itself and special coating technology, DNP has developed two new transparent, vapor deposition films that serve as strong barriers against moisture and oxygen. The films make it possible to see package contents and to extend shelf life.

DNP developed IB-ON-UB and IB-ON-FRC for wrapping foods. Made of nylon, they can pass through a metal detector and can be heated in a microwave oven. They are strong and resistant to tearing. DNP intends to expand sales by marketing them for use in small packets of salad dressing, sauces and other liquids, and for commercial packages of ready-made foods.

DNP is also actively marketing IB-PET-PXB film as a replacement for aluminum foil. It can be used in a wide variety of fields, including nutritional supplements, medical uses such as kits for detecting bacteria, electronic components including silicon wafers and printed wiring boards, industrial materials, and foods.

Receipt of Packaging Institute award for retort food pouch

DNP's retort food pouch "untouch-through stand-up pouch" was awarded the "29th Kinoshita Award for Research and Development," sponsored by the Japan Packaging Institute.

The Research and Development Award recognizes notable success in the research and development of packaging technologies or streamlining and improvement of packaging processes. DNP's retort food pouch was assessed on its overall merit, and received the prize because it can be heated unopened in a microwave oven, keeps out oxygen and moisture after sterilization, is extremely easy to open, is highly impact-resistant and has excellent seal performance.

☐ Working Harder to Make Health-Friendly, Environment-Friendly Decorative Materials

Renewal of strategic showroom for decorative materials

In June 2005, DNP updated its VOXART showroom for decorative materials, which serves as a strategic base for offering comprehensive solutions for residential space, based on the themes of health and ecology.

Consideration for health and the environment is vital for decorative materials. This includes reduced use of resources, energy efficiency, minimizing damage to the environment during production and disposal, and avoidance of volatile organic compounds that can cause sick house syndrome. The new showroom allows visitors to see decorative materials in use, with a focus on DNP's eco-friendly products. DNP intends to boost sales of decorative materials by reinforcing its ability to propose solutions for a wide variety of buildings, including condominiums, single-family homes and other residential settings, hotels, offices, hospitals, and nursing care facilities.



VOXART Decorative Materials Showroom

Updated base for proposing comprehensive solutions for residential spaces

Introducing one popular wood-grain material after another

Today there is increasing demand for comfortable and relaxing interiors. DNP is responding to this demand by developing and actively marketing its own brand of wood-grain decorative materials, using its own technology.

"Elio Sheet Steel WS Selection" is a DNP-brand wood-grain surfacing material that is widely used in places where building codes require nonflammable materials, such as condominium entrance doors, and room partitions and internal doors in hotels, offices, hospitals and nursing care facilities.

DNP's "Grandmode" is a high-grade, eco-friendly decorative material that uses EB (electron beam) coating technology unique to DNP. EB coating hardens resin by exposing it to an electron beam. Compared to products coated with urethane or UV resin, EB coated products are highly scratch, stain and fade-resistant, more durable and practical, and excel in terms of stable quality. EB coating technology is sufficiently environmentally friendly to be used for next-generation products: It uses less energy during manufacturing, produces less CO_2 emissions, and does not require the use of solvents. DNP will seek to boost orders for a wide variety of applications, both residential and nonresidential.

VOC emission measuring service for automotive interiors

DNP has developed technology for measuring emissions from volatile organic compounds (VOC) used in components of automobile interiors, and has started a measurement service for components and materials on behalf of automobile manufacturers.

Since 2002, DNP has been measuring VOC emissions from its own decorative materials. In 2003, it became the first Japanese company to receive third-party certification (ISO/IEC 17025) for VOC measurement, and began an emissions measurement contracting service. In February 2005, the Japan Automobile Manufacturers Association adopted a resolution regarding reduction of VOC emissions. Automakers set emission standards and began asking parts and materials makers for VOC emission measurements. DNP used the technology that it had already cultivated to start a VOC emission measurement service for automotive interior parts, which promises to be a growing market. In the future, DNP intends to expand this business to many other fields, including consumer electronics.

Starting Mass Production of New Surface Films for Thin Televisions

Launching mass production of new surface films for LCD and plasma display televisions

In 2005, DNP developed new surface films for use in LCD and plasma display televisions. Compared to existing products, DNP's films do a better job of reducing reflection, allowing the display of brightly colored images, and protecting against scratches and dirt. With the development and mass production of its new products, DNP aims to further expand its market share and the size of its functional film business.

DNP began producing surface films for LC displays in 1997. Currently, we hold about 75% of the world market for such films. We began mass production of our new surface film for LC displays in October 2005, and began supplying it to every polarization plate manufacturer. The start of this mass production guarantees our position as number one in the industry.

We developed our surface film for plasma display panels in 2001, achieving excellent image quality and electro-magnetic wave shielding capability. Unlike existing PET films that underwent anti-reflection treatment, our newest surface film consists of a PET film coated with a special resin that reduces reflection. The new film is cheaper and DNP intends to expand the market for it.

Expansion of anti-glare film plant

We invested about 5 billion yen to build a new facility at our Okayama plant. In May 2005, we began operating the new production lines, which had more than double the plant's existing production capacity.

In order to meet rapidly growing demand, we plan to build a new plant in Mihara, Hiroshima, for manufacturing anti-glare film for flat-panel displays. Since 1993, our Mihara Plant has been manufacturing materials for various types of displays, including color filters for LC displays, projection television screens, and shadowmasks for picture tubes. We plan to invest about 15 billion yen in the new plant over the course of three years, with construction expected to be completed in October 2006.

By March 2008, we plan to expand production at our Mihara Plant to 1,000 m^2 per month. Combined with the capacity to produce 800 m^2 per month at our Okayama Plant, that will make us the world's largest manufacturer of anti-glare films.



Architect's concept of completed Mihara Plant

□ Speeding Up Expansion of Photo Printing Business

New subsidiary, DNP PrintRush, responds to growing photo print market

Since it was established in April 2005, DNP PrintRush has been expanding sales of its commercial "PrintRush" system for high-speed, high-quality printing of images taken with digital cameras.

The system is compatible with a wide variety of recording media. It can produce a large print (89 x 127 mm) in approximately three seconds – about twice as fast as any other printer in the world – meaning that customers can receive their prints with little waiting. Using dye-sublimation thermal transfer printing, the system can reproduce approximately 16.7 million colors and deliver beautiful, glossy prints that faithfully reproduce bright colors.

In 2004, over 1.5 billion digital photo prints were sold in Japan, and the market is expected to grow rapidly, to over 6 billion prints in 2008. During the fiscal year ending March 2007, DNP PrintRush is planning to install more than 2,000 printing systems in major photo shops, appliance mass retailers, and shopping malls, etc. DNP intends to actively expand this business to meet growing demand.



PrintRush digital photo printing terminal, designed for installation in retail locations

DNP to acquire Konica Minolta's photo-related product sales and photo ID businesses

DNP and the Konica Minolta Group (Konica Minolta) reached a basic agreement in March 2006 on the transfer to DNP of Konica Minolta's photo-related product domestic sales and ID imaging businesses. Based on the agreement, DNP was to acquire the two businesses by July 1, 2006. DNP aims to strengthen and expand its digital photo printing business.

Since the late 1980s, DNP has maintained the top share of the global market for dye sublimation transfer ribbons, including ink ribbons used for printing images taken with digital cameras, and has been supplying printer makers on an OEM basis.

Now DNP acquired Konica Minolta ID Imaging Co., Ltd, which deals in photo ID-related business, including photo ID booths, and Konica Minolta Marketing Corporation, which sells photo-related products in Japan. DNP intends to make the most of the imaging technologies that Konica Minolta has cultivated and the capabilities of Konica Minolta's sales network in order to increase sales of dye sublimation transfer ribbons and expand its business by combining ID photo booths with PrintRush terminals.

Electronics

Financial Results by Segment

□ Financial Highlights

(in billions of yen, %)

	March 2006	March 2005	March 2004
Net sales	¥296.8	¥269.6	¥236.4
Operating income	37.8	39.7	33.0
Operating income margin	12.7%	14.7%	14.0%



Net sales (left)
Operating income (right)
(in billions of yen)
600
500
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□ Business Environment

In 2005, thin televisions sparked greater demand among consumers, partly because more thin TVs could display high-definition images and digital broadcasts, and because retail prices fell.

The global market grew rapidly: worldwide shipments of LCD TVs in 2005 grew 140% over the previous year to 22 million televisions, while shipments of plasma TVs grew by 110% to 5.8 million units.

The semiconductor market in 2005 remained sound, as it was in 2004, due to a large increase in demand for use in computers, mobile phones, and digital electronic appliances. Semiconductor shipments increased by 6.8% over the previous year to 227.5 billion dollars, reaching a record high for the second year in a row. By region, shipments grew by 16% year-on-year in the Asia-Pacific region (not including Japan), and by 4% in North America.

In addition, the number of personal computers shipped in the 2005 world market rose 15.3% from a year earlier to 218.5 million units, and sales of mobile phones increased 21% to 816 million units, contributing to significant growth in the market for display products and semiconductors.

□ Summary of Financial Results

The segment enjoyed strong sales of LCD color filters in conjunction with their expanded use in computer monitors and home-use televisions, but there was a big drop in sales of shadowmasks and screens for projection televisions due to inventory adjustments. Photomask sales grew significantly, both for domestic consumption and for export, thanks in part to the contribution of our Italian plant. This increase was largely due to brisk sales of cutting-edge products, where DNP holds a large share of the market. Among etched products, lead frame sales declined, while hard disk component sales increased.

As a result, the segment's net sales grew 10.1% or 27.1 billion yen from the previous year to 296.8 billion yen.

Operating income declined by 1.9 billion yen, or 4.7%, to 37.8 billion yen, due to such factors as the slump in projection TV screens and shadowmasks, and lower unit prices for LCD color filters.

The segment contributed 20% of DNP's total net sales, and 30% of its operating income.

LCD color filter prices continued to drift downward, but in the beginning of 2006, the balance between LCD panel supply and demand was suddenly upset and panel prices plunged. Some panel manufacturers began cutting back on production. At that time, panel manufacturers began to clamor for reductions in color filter prices. The price of fifth-generation color filters fell very sharply, by about 25% in a single year. Average sale prices for medium-sized and sixth generation color filters together fell by about 10%. Nevertheless, sales volume increased thanks to our expanded production capacity, and we enjoyed a large increase in net sales.

Demand for projection screens fell sharply due to the rapid rise in popularity of plasma display panels in the US market. The decline in demand was particularly notable for CRT type screens, whereas demand for MT type screens increased. Overall, the drop in demand was unexpectedly large.

In the photomask market, we were pleased with demand for products with 90nm line widths, from both domestic and overseas customers. We are also starting to see demand for products with 65nm lines, and we expect continued strong demand for these cutting-edge products.

DNP's Share in the Color Filter Market
(monetary base)
(%)


33%
2006

Forecasted Size of the Photomask Market
(in billions of yen)


4,000
3,500
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2,500
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0
97 98 99 00 01 02 03 04 05 06 07 08 09 10
Other companies, under 90 nm
DNP, under 90 nm

Business Strategies

By accurately assessing market needs and continually refining our advanced technology, DNP maintains its position as the industry leader. Despite the rapid pace of change in the electronics market, DNP has secured its position as a top vendor. We strive to maintain a good balance between a defensive portfolio containing products in various lifecycle stages (i.e. development, growth, maturity, or decline) and an aggressive business strategy entailing technological development and active expansion of manufacturing facilities.

Emphasizing Technological Development

With world class advanced technology as our greatest strength, DNP electronics products in many fields have been acclaimed as No.1 in the world. In order to maintain this edge and further increase our competitiveness we will concentrate more than ever on research and development, and create new products by achieving new heights in quality control and micro-fabrication.

Rapid Response to Change

We aim to keep our eyes on every step from materials supply to modularization, and to respond appropriately to sudden changes in the market and in customers' needs as we expand our business.

Concentrated Allocation of Management Resources

While giving ample consideration to potential changes in product life cycles and other business risks, we aim to concentrate our management resources on strategically important products in order to achieve high profitability.

Speeding Up Business Startups

In order to speed the development of new ventures, we will always be on the lookout for M&As or other alliances with potential for cooperation between strong partners, and do our best to expand our businesses efficiently.

☐ Major Policies

Readiness to supply a wide variety of products quickly enough to take advantage of product life cycles

Due to fast-paced and highly competitive technological development, product life spans have grown shorter in the electronic display market, where new types of products are always appearing. Manufacturers need to accurately predict which product will dominate the next generation and when the change will occur. They must quickly gear up to produce new products before they become old. DNP avoids the risk of depending excessively on a single product by maintaining a full product lineup. Our basic strategy is to be prepared to meet demand for all types of displays of every size.

Our sales strategy is geared toward global markets; we seek to disperse risk by engaging in wide-ranging trade with customers all over the world, and to secure revenues by maintaining a steady stream of orders.

DNP plans to rapidly research and develop new technologies and products related to next-generation displays like organic and inorganic electroluminescent (EL) types, and develop world-class technologies in order to secure our dominant position in the marketplace.

Flexible business models focused on profitability

As liquid crystal panel substrates grow larger with the advent of 6th, 7th, and 8th-generation products, we need to construct business models for our color filter production that enable us to respond flexibly to our customers' needs and concerns.

In order to cope with growing substrate size, we took various measures including the addition of a 6th-generation line at our new plant in Kitakyushu. We intend to continue to respond flexibly to customers' needs, for example by establishing joint ventures with customers to build "byplants" adjacent to their manufacturing facilities or "implants" that are directly connected to customers' production line. Our goal is to steadily strengthen our operating base by giving priority to profitability when selecting business models such as M&As, corporate alliances, or royalty businesses.

Introducing the world's first inkjet method for producing LCD color filters

DNP plans to introduce the world's first inkjet method color filter production facilities in 2006, with the start up of a second production line at its Kitakyushu Kurosaki Plant. The inkjet method is very well suited to reducing costs and allows more efficient expansion of production capacity. It also makes it possible to reproduce high-purity colors that could not be obtained using conventional photolithography methods. In the future, we plan to use this method also for large-scale, 8th-generation plates. Thanks to rapidly expanding demand for LCD televisions, this is an area where we can expect to see great growth.

By developing this type of technology that enables us to deliver both low cost and high quality, we are preparing our production framework well in advance to meet consumer needs and respond to a rapidly changing market. We will strive to supply LCD color filters that contribute to the development of the industry.

Stable shadowmask market

We expect demand for shadowmasks used in PCs to keep falling as the market shifts toward greater use of LCDs. However, demand for use in home televisions, currently estimated at 150 million units per year, is expected to remain steady, especially in Brazil, Russia, India and China. We have already finished consolidating and reorganizing shadowmask production facilities, so we are ready to take advantage of the opportunity presented by competitors' withdrawal from the market, and we expect our overwhelming market dominance will help us to bring in stable revenues.

Using existing technology in development of new products

DNP is promoting the development of new products that make use of proprietary technology that we cultivated in the past. One example of such a product is a front projector screen that we have already begun selling. In the future, we plan to promote demand for personal use in addition to existing demand for corporate use. We will aggressively push new products that are currently under development, in order to expand our business.

Remaining No. 1 in the world in photomasks, thanks to superior technology

DNP's photomasks have a longstanding reputation for outstanding quality, and dominate the world market. What sets our photomasks apart is a degree of technological superiority that no competitor can match. More than half of DNP's photomask sales consists of cutting-edge products with line widths of under 90 nm. In the ultra-advanced class where line widths are 65 nm, DNP has captured more than half the market. Going forward, we plan to use the results of development conducted jointly with one of our customers to accelerate the development of products with line widths under 45 nm ahead of the conventional technological roadmap and lock in the top share of the world market.

Cultivating new core businesses and building a stronger operational constitution for Electronic Device Operations

We will work hard to expand sales not only of photomasks, but of other products that use micro-fabrication technology, such as semiconductor packages, build-up substrates and fuel cells, in order to cultivate new core businesses. In addition, by strengthening solutions-based businesses like turnkey deals that include everything from semiconductor circuit design to package production, or IC tag businesses linked to the development of application software, we will build a flexible and strong business constitution that is relatively unaffected by the ups and downs of the semiconductor market.



Topics

Growing Use of Electronic Devices

☐ Photomasks

Joint development with Intel extended to 32 nm products

DNP and Intel Corp. extended their photomask development collaboration to photomasks used in the production of semiconductors with line widths of 32 nm and less. The two companies will cooperate to develop critical mask technologies for both optical lithography and extreme ultraviolet lithography (EUV).

DNP and Intel have worked closely together since 2000 to develop photomasks for 180-45 nm semiconductor production processes. This most recent extension of their collaboration not only continues the existing relationship into the future, but reinforces the partners' joint efforts.

Participating in the development of nano-imprint technology with a US venture company

DNP has invested 5 million US dollars (approximately 550 million yen) in Molecular Imprints, Inc. (MI), a US venture company that develops and sells nano-imprint lithography systems used in manufacturing semiconductors and other nano-devices.

In the field of nano-imprinting lithography, DNP has focused on the development of quartz templates used for forming micro-patterns on wafers. This recent investment makes DNP a strategic partner with MI in the establishment of a framework for developing and marketing templates used in MI's nano-imprint systems. The two companies intend to work on improving nano-imprint technology and promoting its use.

☐ IC Tags

Development of ultra undersized IC tags, among the smallest in the world

DNP developed the "ACCUWAVE-IM0505" series of ultra undersized IC tags, which at 5mm square are among the smallest 13.56MHz-band IC tags in the world.

The new tags take advantage of DNP's unique antenna design technology nurtured through the manufacture of IC tags, IC chip mounting technology, metallic microprocessing technology, and substrate manufacturing technology. DNP succeeded in downsizing the new IC tag by multi-layering the antenna. Although the tag is only 5mm square and less than 1mm thick, it can communicate to distances of even 20 – 30mm using existing types of weak IC tag reader/writers. Moreover, by implanting the tags into resin or plastic, or processing them into a label format, they can be attached to products that are very small or have a complicated shape, which was difficult to do with existing IC tags.



"ACCUWAVE-IM0505" series ultra undersized IC tag

We made the world's tiniest 13.56MHz-band IC tag, only 5 mm²

□ Printed Circuit Boards

First in Japan to start mass production of printed boards with embedded components

DNP developed a printed board containing embedded passive parts* such as condensers and resisters, and began mass production in April 2006, becoming the first company in Japan to mass produce such boards.

DNP uses its proprietary build-up base manufacturing technology, called "B²it," to embed passive components within the board during the lamination of the dielectric and the wiring layers, making it possible to produce a more compact, high-density board. DNP plans to step up marketing of the boards for use as functional modules. Specific uses include as camera modules for mobile phones, or fingerprint verification modules.

** Passive components are electronic components like condensers and resistors, which serve as passive elements that consume, save and release supplied electricity.*



Printed board with embedded components

The first printed board with embedded passive parts to be mass produced in Japan

□ Modules

Development of a camera board that automatically corrects images taken at night or against backlight

DNP developed the "CB4100A" camera board, which has an MPEG-4 module that automatically corrects and compresses image data.

On a compact board that measures only 60 x 70 mm, DNP mounted components including its original MPEG-4 compressor/decompressor module, an image correction chip, an SD card socket, and a LAN connector. The image correction chip adjusts image contrast as needed, compresses it along with voice data into the MPEG-4 format, and stores it. Even images taken at night or against backlight can be converted into natural-looking, easy-to-see images. DNP intends to boost sales, primarily for use in security cameras.

"CB4100A" camera board, with MPEG-4 module

before adjustment | after adjustment



□ Fuel Cell Components

Development of a metal separator for use as a fuel cell component

DNP and Kansai Paint Co., Ltd. jointly developed a low-cost metal separator for use in fuel cells, which are expected to be a next-generation power source for automobiles, home generating systems, and mobile devices.

The role of the separator in a fuel cell is to efficiently supply hydrogen to components that generate electricity; its cost represents about half the cost of a fuel cell. Metal was seen as a promising material for making separators due to its potential for strength and thinness, but because metal required plating with a precious metal in order to prevent corrosion and maintain electrical conductivity, high cost was a problem.

Instead of precious metals, the stainless steel base of the new metal separator is coated with a conductive anti-corrosive resin jointly developed by DNP and Kansai Paint. The coating is done using electrodeposition technology that DNP cultivated through the production of semiconductor components. By using this technology to apply a uniform coat of resin to the entire separator base, the partners succeeded in creating a low-cost product.

MEMS (Micro Electro Mechanical Systems)

Introduction of a dedicated production line for 8-inch wafers

DNP has decided to introduce a specialized production line compatible with 8-inch wafers in response to growing demand for MEMS.

Applications for MEMS have grown to include acceleration sensors and parts used in semiconductor manufacturing equipment, and many clients have requested that we boost production capacity. DNP has decided to meet this demand by installing a new production line for both prototype and mass production, with startup planned for the fall of 2006. In the first year, DNP will invest 4 billion yen in the new line, which will expand production capacity to approximately ten times the current level.

LSI (Large-Scale Integration)

New LSI research and development center in Kitakyushu

In October 2005, DNP opened "DNP Hibikino Research Center" in Kitakyushu Science and Research Park, to study design and other aspects of large-scale integrated circuits (LSIs).

Kitakyushu Science and Research Park is the home of university laboratories that develop LSIs, and many businesses engaged in semiconductor-related businesses. DNP opened the center to make it possible to take advantage of knowledgeable personnel, well-stocked libraries and information centers, and a base for semiconductor product development. DNP is building ties with industry and academia, including venture companies, and is developing new technologies related to LSIs and related systems.

Going forward, DNP intends to actively hire outstanding researchers and developers, reinforce its developments framework, and expand LSI-related businesses in conjunction with its wholly-owned subsidiary, DNP LSI Design Co., Ltd.

The Growing Display Market and Development of Next-Generation Products

Color Filters

Production starts using a new 5th-generation line and a new 6th-generation plant

In response to growing demand for LCD televisions, DNP invested about 25 billion yen to add a fifth-generation color filter production line at its Mihara Plant. The new line began operating in May 2005.

In July 2005, the company also started up a new 6th-generation color filter plant in Kurosaki, Kitakyushu. The new plant can make filters for 6th-generation glass sizes, 1,500 x 1,850 mm. Its maximum output is 60,000 sheets per month. With the addition of the new line, the DNP Group's total production capacity is 7.3 million sheets per month, calculated on the basis of 14-inch LCD panels.

Adoption of an inkjet method for the new 6th-generation production line

DNP is building a new color filter production line that is expected to become operational by the end of 2006. It will be the first color filter production facility in the world to use an inkjet production method.

In response to rapidly increasing demand for LCD televisions and falling prices, LCD panel makers are working to boost production of sixth-generation panels and to bring costs down further. Given this situation, DNP has begun producing color filters using an inkjet method.

Compared to conventional photolithography methods, the inkjet method makes it possible to cut production costs by reducing usage of coloring materials and reducing component costs as photomasks are not needed. The inkjet method delivers better quality, too, making it possible to reproduce purer colors by improving the purity of coloring materials since the production method does not require exposure and development processes. DNP has succeeded in its development of production processes for the inkjet method to the point that it is now adopting the method as its main production method.

In the future, DNP plans to also use the inkjet method for 8th-generation color filters. Calculating on the basis of

14-inch LCD panels, the DNP Group as a whole expects to be able to make about 9.7 million sheets per month after boosting 6th-generation production capacity, and about 13 million sheets per month with the startup of its 8th-generation production line, giving it the world's largest supply capacity.

□ Projector Screens

Development of two roll-type front projection screens

DNP developed Supernova (known as "JETBLACK™" in Japan) – a large-scale front projection screen that can display projector images clearly even in a well-lit room. Since the screen was introduced to the market in 2005, its market share has grown steadily. It received the outstanding performance award in the home theater division at the January 2006 Consumer Electronics Show in the US – the world's largest exhibition of consumer electronics.

Now DNP has added two roll-type screens to the Supernova series: a hanging screen operated by remote control, and a free-standing roll-up screen. DNP intends to expand sales by marketing the screens for use in homes, company conference rooms, stores and event halls.

Supernova projector screen

Handing remote-control screen | Free-standing roll-up screen



Launching of the transparent "Crystal Illusion Screen" for projectors

This screen consists of a transparent film coated with a special liquid crystal material that is attached to a sheet of transparent glass or acrylic board. The liquid crystal material efficiently reflects only light from projected images while allowing other light, such as light from the room, to pass through it. This makes it possible to clearly display projected images even in a well-lit place. DNP plans to market the screens for use in stores, corporate showrooms, museums, and exhibition booths, etc.



Transparent projector screen "Crystal Illusion Screen"



Sustainable Development

Based on our management concept of contributing to the intellectually active, prosperous, emergently evolving society of the 21st century, we established the DNP Group Corporate Pledge to specify our employees' mission and responsibilities, and the DNP Group Vision for the 21st Century to indicate the kind of company we want to be and the direction we want our businesses to take in the future.

We believe that actualizing our management concept — by acting in good faith in accordance with our Corporate Pledge and by actively creating new values according to our Vision for the 21st Century — will contribute to the sustainable development of DNP and of society as a whole.





CONTENTS

Notes:
1. In this section, fiscal 2005 refers to the fiscal year ended March 31, 2006.
2. Please refer to the "DNP Group CSR Report 2006" for the details of this section.



Legal Compliance and Corporate Ethics

In 1992, the DNP Group established the Dai Nippon Printing Group Corporate Pledge, which clarifies our commitment to operate in compliance with all laws and social ethics. We also established Corporate Ethics Committees in all of our Group organizations to promote the establishment and spread of corporate ethics. The Corporate Ethics Committee at our head office has as its members the Directors in charge of each department; it meets monthly to determine policies related to corporate ethics, and to monitor and guide business activities. There are also separate committees for dealing with important individual themes, such as the environment and information security.



Corporate Ethics Committee of each department at headquarters
Open Door Room
Corporate Ethics Committee of each operational division
Corporate Ethics Committee of each Group company
Environmental Committee
Complaint Handling Committee
Product Safety Committee
Central Disaster Prevention Council
Information Security Committee

The practice of corporate ethics requires that every single employee have an adequate understanding of the importance of ethical behavior and links that understanding to action in everyday business. In order to establish corporate ethics more firmly than ever, we believe it is important not only to persistently and continuously explain the importance of ethics, but also to build systems and mechanisms into our day-to-day management structure that prevent people from reverting to old ways. Below are examples of some of the things we have done to enhance awareness of corporate ethics.

□Systematization of Corporate Ethics Training

We systematized our corporate ethics training in the following ways, making it possible for employees to receive corporate ethics training many times, in order to continually remind each employee that he or she must actively participate in corporate ethics.

1. Training Tailored to Specific Organizations

If employees are to perceive corporate ethics as an issue that affects them personally, the content of training sessions must address questions that affect the specific division in which they work. Realizing that this was the case, in November 2003 we began having Directors in charge of business units and other top executives hold independent training sessions in corporate ethics, to explain face-to-face the policies and decisions that each division has taken regarding important issues. Every DNP division holds training sessions like these.

2. Regular Training Sessions According to Employee Level

We included corporate ethics in the curriculum for training sessions given to new employees and to employees who have been newly promoted to the management level. In this way, we ensure that every employee receives training in corporate ethics at various stages of his or her career, and will realize the importance of ethical behavior.

3. Training Sessions Given by the Head Office

In order to supplement the training sessions described above, the sections in charge from the head office hold training sessions at various business units to discuss important topics as necessary.

□ Open Door Room

DNP Group employees can take their problems and questions related to corporate ethics to the Corporate Ethics Committee, where a full-time staff member handles such issues promptly. We augmented our consulting framework by establishing the Open Door Room, a place where employees can turn when it is difficult to consult with a supervisor or with coworkers. We take great care to protect the anonymity of employees who use the Open Door Room and preserve the secrecy of their consultations, so that they will not suffer any negative consequences in their workplace.

□ Management-by-Objective System

The DNP Group has incorporated elements of corporate ethics in its management-by-objective system. When supervisors meet with their subordinates to set action targets or to review the results that have been achieved a half year later, they use these opportunities for dialogue to make very sure that each and every employee acts with integrity.

□ Voluntary Review of Laws and Regulations

In order to establish a corporate culture of legal and regulatory compliance, we expect every unit of our organization to have the courage to voluntarily check its business operations relative to existing laws and regulations in order to be sure it is not guilty of any infringements, and to take swift corrective measures if necessary.

DNP's Corporate Ethics Committee has encouraged every business unit to perform this kind of voluntary check once a year, based on a checklist prepared by the sections in charge, and to make improvements as necessary. The relevant sections of the head office then compile the results of these reviews as they relate to various themes, and the Headquarters Corporate Ethics Committee ties these together and promptly reflects the results in the next companywide policies.

In addition, we have adopted what we call a "priority execution plan," based on the idea that we can get better results by having each division prioritize checklist items according to its own characteristics, rather than having all divisions approach all items with the same degree of urgency.

The DNP Group's Corporate Pledge calls for "good-faith behavior." What we mean by integrity here is not simply honesty or conscientiousness, but high-quality management that includes elements such as self-monitoring, a sense of accountability, sound morals, faithfulness to principles, and a solid awareness of goals. Our objective is to create an organization that is thoroughly self-monitoring and has a strong awareness of its purpose and responsibilities. An organization with this kind of solid ethical constitution will be one that supports free communication, is full of life, and wins the trust of society. Because this is the kind of organization that the DNP Group wants to be, we take a positive attitude toward embracing corporate ethics.

Product Safety

Product safety is one of DNP's top priorities. We created a unified product liability management system that is shared by the entire DNP Group, so the whole Group can work together to make our products as safe as possible.

□Basic Policy

It goes without saying that our products must meet all relevant legal and regulatory standards. Our goal is to fulfill our corporate social responsibility by offering products that exceed customers' needs and expectations regarding product safety.

□Framework

In November 1994, we established a Product Safety Committee in our headquarters, and in each operational division and group affiliate, as the framework through which we promote product safety.

□Defining Product Safety

The Product Safety Committee of each division and each Group company sets general standards for product safety assurance, as well as individual safety standards for each product, based on guidelines established by the headquarters' Product Safety Committee.

□PL Management System

Managing product liability is not a one-time event, but an ongoing effort. We run a PL risk check whenever we develop a new product or receive a complaint, and once a year we check all existing products.

Based on the results of this review, we make improvements or design changes aimed at establishing safety, and record our actions in a product safety standard report.

□PL Training Seminars

We have been conducting PL training seminars since 1994. In 2000, we began using our Intranet system for this training. Today, 12,435 employees have completed the online seminar.

Product Safety Framework and Guidelines



Headquarters Product Safety Committee
Operational Division Product Safety Committees
Group Company Product Safety Committees
Product Safety Assurance Standards
Product Safety Standards for Individual Products

PL Management System



When developing a new product
When a complaint has been received
Once a year for all products
PL risk check
Products design revision; production technology improvement
Creation of written product safety standards
Manufacturing according to written standards



Information Security

During the 130 years that DNP has been producing important documents like stock and bond certificates, bankbooks, and entrance exam tests, the Company has accumulated expertise in preventing counterfeiting and information leakage and has cultivated a strong awareness of the importance of information security.

DNP serves society by delivering products that are free of mistakes and by handling those products and the information that we receive from customers with absolute safety and security. We address information security measures and the protection of personal information as one of our highest priorities.

□ Personal Information Protection Policies

1. Comply with laws and regulations related to personal information protection; strive to protect personal data.
2. Take reasonable safety precautions to prevent illegitimate access to personal information, and to prevent loss, destruction, falsification or leakage of such personal data. In the event that such a problem should occur, take prompt measures to correct the situation.
3. Specify reasons for using personal information; acquire, use, and provide personal information in fair and appropriate ways.
4. Respond appropriately to anyone whose personal information we hold if that person lodges a complaint, inquiry, or a request regarding their own personal information, such as a request to disclose, correct, or stop using the information.
5. When the performance of services on behalf of a client company involves the handling of personal information, use the information only within the scope of the requested services.
6. Establish in-house regulations concerning the handling of personal information; build, maintain, and continuously improve related systems.

□ Framework for Promoting Information Security

We established the DNP Group Information Security and Privacy Protection Promotion Committee as a companywide organization. We also established information security committees within each operational division and affiliated company. Committee members were given responsibility for specific tasks, such as developing educational plans based on our basic principles, defining security areas, or devising computer security measures.

□ Events Promoting Privacy Protection

In the arena of direct mail and invoice issuance, we have established technical policies based on our own expertise in data printing and envelope stuffing and sealing, which enables us to do thorough quality control. In the e-business arena, we operate a high-security Internet data center (IDC), from which we provide support for web sites and e-commerce sites.

Head Office

DNP Information Security Committee
Committee Chief, Manager for protecting personal information, Committee member

Framework for Promoting Information Security Within Operational Divisions and Group Companies

Information Security Committee
Committee Chief, Person responsible for managing personal information (General managers of operations and presidents of group companies)

- Person responsible for auditing and inspection
- Information Security Promotion Office Manager

Information Security Manager

- Person responsible for education
- Person responsible for security area measures
- Person responsible for public relations
- Person responsible for information system measures

"Network Learning" Online Employee Education Programs
- Aug 2005-Feb 2006, some 20,000 employees helped check computer virus countermeasures
- May 2005, some 1,100 employees received Privacy Protection Training

Educational Materials Related to Computer Viruses
- May 2005, produced some 31,000 copies of "Computer Virus Countermeasure Education Guidebook" (in Japanese and English)
- May 2005, distributed about 450 copies of video version of "Computer Virus Countermeasure Education" (in Japanese and English)

Information Security Training for Technicians (6 sessions)
- Nov-Dec 2005, "Keynote Speech," "Encoding Technology," "Biometrics," "Electronic Authentication," "Network Security," "System Vulnerability", in total about 700 employees participated

National Conferences, Briefings Related to Information Security
May, Nov 2005, Feb 2006, National Conference on Information Security, for relevant staff
May 2005, Explanation of testing for vulnerabilities in servers that handle personal information, for technicians
Sept 2005, Explanation of computer virus countermeasures, for technicians

Japan Federation of Printing Industries
March 2006, Lecture, Q&A: Personal Data Protection on the Print Shop Floor

Establishment of Management System
- As of March 2006, 17 divisions had acquired privacy mark certification; five divisions BS 7799, ISMS

Technical Measure to Protect Information Security
DNP started a new service called "Gendarme" that enables safe online transfer of personal information between DNP and customers, in order to prevent leakage of personal information.

Approach to Research & Development

DNP's management concept is to help create an intellectually active, rich, emergently evolving society by providing "P&I solutions" based around printing technologies (P) and information technologies (I). In today's emergently evolving society, information exchange is active at various levels. The role of Research and Development is to use printing technologies and information technologies from which to develop innovative new technologies and materials that facilitate every process involved in information exchange, from data input to storage and output. The goal is to achieve this quickly — before other companies do. By quickly responding to market changes and always staking out positions in new business developments, we can continue to offer new solutions to consumers and businesses alike.

□ Research & Development Framework

DNP's research and development framework consists of four basic research laboratories, with our Research & Development Center at the core, and six specialized laboratories that focus on each business sector. These research facilities constitute the driving force behind actualizing the concept of DNP as a P&I Solutions provider, and it is through their organic synthesis that we can create new products, technologies, and systems.

The research facilities are also linked with the technical departments of the various DNP production facilities, so that they can help resolve issues on the front line of production. We take advantage of the technology and expertise that we have accumulated in this way, by using it to develop original DNP production equipment that allows us to offer increasingly effective manufacturing technologies.


Controlled by Head Office
Controlled by Operations
Development support
Production technologies; equipment development
R&D for new products and technologies
Improvement of existing products and technologies/ Development of products and technologies for the division
Information Communication
Books and magazines
Commercial printing
IPS/Business forms
Information Processing Services
Communication and Information
Lifestyle and Industrial Supplies
Packaging
Decorative materials
Opto-Materials/Industrial supplies
Information media supplies
Electronics
Display products
Electronic devices
New Business Fields
Advanced Technology & Business Development Division
Technical section of each operations
Packaging Laboratory
Decorative Interiors Laboratory
Advanced Industrial Supplies Laboratory
Information Media Supplies Laboratory
Display Components Laboratory
Electronic Devices Laboratory
Commercialization projects

Functions and Time Frames of R&D Facilities

	R&D facility	Function		Development term
Headquarters Research Centers	Research & Development Center	Conducts research and development related to new products and new production processes		Medium to long term (less than five years)
	Nano Science Research Center	Conducts basic, applied, and commercial-level research and development related to materials and processes; analyzes products		
	Media Technology Research Center	Develops core technologies for the information communication field; develops and refines technologies, products, and services		
	Technology Development Center	Researches and develops production technologies		Medium term (less than three years)
Division Laboratories	Packaging Laboratory	Packaging materials and technologies, freshness preservation technologies	New Product Development	Short term (less than one year)
	Decorative Interiors Laboratory	Develops surface materials for interior and exterior building décor		
	Opto-Materials Research Center	Researches and develops optical materials		
	Information Media Supplies Laboratory	Develops all kinds of information media		
	Display Components Laboratory	Researches and develops all kinds of display devices and components		
	Electronic Devices Laboratory	Conducts research and development related to cutting-edge photomasks, mounting components, and LSI design		

Managing Intellectual Property

□ Basic Policy

In order to make intellectual property (IP) a major source of corporate revenues, each of DNP's business operations has formulated an independent IP strategy and has drafted a business strategy that includes the development and use of promising IP.

DNP provides all employees with education and training regarding intellectual property in order to cultivate a corporate culture of fairness in which we both assert our own rights when appropriate and respect the rights of other companies. In addition, we actively offer IP-related consulting and planning support services.

□ IP Management Activities

This is what DNP has been doing with regard to IP in order to help make P&I Solutions a reality.

1) By encouraging the generation of and use of intellectual property and by creating policies and systems for evaluating and rewarding results in accordance with their value, we are providing an environment in which each employee can actively participate in creative activities to produce intellectual properties.
2) We promote dynamic collaboration among business operations and actively educate employees about intellectual property so as to support the generation of intellectual property that has a good deal of commercial value, build skills among employees, and use our overseas resident system to appropriately develop rights and maximize the potential of development results in each region.
3) In order to develop intellectual property that we have already created and increase its technological and commercial value, we work on strengthening communication with relevant government bodies and evaluate the performance of outside patent offices.
4) We support the work of our business operations by evaluating and organizing intellectual property related to important themes -- both our own property and that of other companies -- in order to effectively use IP for which we already own rights as part of DNP's business strategy.
5) In order to deal with IP-related issues that arise in connection with our business activities, we provide legal support by studying legal implications and giving opinions.
6) In order to increase the efficiency of research and development and speed up development, we are enhancing the infrastructure that supports our patent information management system.
7) In order to make the most of DNP's intellectual property, we are keeping an eye on legal revisions and working to get a grasp of how other companies manage intellectual property.

□ Framework for Promoting IP Rights

DNP's IP-protection framework consists of four sections and employs six in-house attorneys. The Patented Technology Section addresses IP related to basic research and DNP's main business segments: Information Communication, Lifestyle and Industrial Supplies, and Electronics. The Licensing Section handles contracts and legal issues related to IP. The Kansai Intellectual Property Section handles both patent and license-related functions for Kansai and the rest of western Japan, combining the functions of the first two sections. The Planning Management Group proposes IP strategy and operates DNP's patent information management system.

In addition, an IP representative is assigned to each development base in Japan, so that our IP activities can be closely linked to our business operations. So that we may promptly handle IP issues in the US, we have a representative at a Los Angeles law firm who deals with the International Trade Commission (ITC), researches patents and contracts with US companies, and gathers information about IP-related matters in the US.

IP Framework

[illegible]

Information Communication | Lifestyle and Industrial Supplies | Electronics

① Discover patents, utility models, and designs; acquire rights ② Promote use of IP in business activities ③ Handle IP-related problems that arise in the course of doing business (patents, utility models, designs, etc.), patent research, treatment of other companies' patents, support for business activities ④ Public relations related to patents, etc.

Basic Research

Protect and make use of innovations that resulted from research and development activities
① Support creation of IP in line with our R&D strategy ② Support creation of R&D patent portfolio ③ Educate employees about R&D-related IP issues

[illegible]

① Handle IP-related contracts (draft, review, etc.) ② Support all types of business activities related to IP: trademarks, designs, copyrights, prevention of unfair competition, Law for Preventing Unjustifiable Extra or Unexpected Benefit and Misleading Representation, etc.
③ Apply for trademarks, acquire and manage rights, research other companies' rights
④ Consult, negotiate, handle disputes related to every aspect of IP

[illegible]

Handle the same functions as the Patented Technology Section and Licensing Section for the Kansai region and parts of Japan to the west of Kansai

[illegible]

① Propose IP strategy; disseminate information ② Create patent research system/operate patent management system/create infrastructure to support research and development activities ③ Serve as secretariat for promoting IP business strategies ④ Run clerical operations related to IP

Representative staff

In-house attorneys (6)

R&D Center
Technology Development Center
Operational divisions

Overseas representatives

□ Number of Patent Disclosure and Trademark Applications and Number of Patents, Utility Models, Design Rights and Trademarks Held in Japan during the Past Three Years

1) Number of patent disclosures


800
600
400
200
0
03
04
05
Information Communication
Lifestyle and Industrial Supplies
Electronics
Basic Research
Other

2) Number of patents and utility model rights held


2,500
2,000
1,500
1,000
500
0
03
04
05
Information Communication
Lifestyle and Industrial Supplies
Electronics
Basic Research
Other

3) Number of design rights held


600
500
400
300
200
100
0
03
04
05
Information Communication
Lifestyle and Industrial Supplies
Electronics
Basic Research
Other

4) Number of trademark applications


120
100
80
60
40
20
0
03
04
05
Information Communication
Lifestyle and Industrial Supplies
Electronics
Basic Research
Other

5) Number of trademarks held


1,500
1,200
900
600
300
0
03
04
05
Information Communication
Lifestyle and Industrial Supplies
Electronics
Basic Research
Other

Environmental Protection

By working to develop products that put the least possible strain on the environment, and by working to generate demand for such products, every DNP employee contributes to making a sustainable, recycling-oriented society a reality. In 1972, DNP became the first Japanese printing company to establish an environment department, and in 1993 we built our unique Eco-Report System for our environmental management. In 2000, we created the DNP Environmental Committee, which has worked proactively to promote sales of eco-friendly products, reduce industrial waste, prevent global warming, and reduce generation of harmful substances.

□ Development and Sales of Eco-friendly Products

DNP adopted guidelines for developing environmentally conscious products, based on principles (revised June 12, 2001) propounded by Japan's Green Purchasing Network, which advises consumers to purchase products and services that are designed to damage the environment as little as possible over the entire product life cycle. We used these guidelines to develop and sell eco-friendly products. In fiscal 2005, our sales of such products amounted to 256.6 billion yen, up 16.8% from the previous year, and far above our target.

DNP Group's Environmental Management System



Promotion office
Promotion office
Technical/industrial group
Regional action group
Office/labor environment group
Eco-friendly products development group
Environmental preservation/ PRTR group
Industrial waste reduction group
Energy conservation group
Operational divisions 57 sites

□ Assessment of Past Performance and Future Goals Related to Environmental Protection

Based on our environmental policies, DNP has established environment-related goals that are appropriate for our business activities, and we have been steadily improving our environmental performance. Below are the goals that our Environmental Committee adopted for the fiscal year ending March 2006, along with actual results.

Target	Results for fiscal 2005 (year ending March 31, 2006)
Prevent global warming	Reduce carbon dioxide emissions ratio (CO_2 emissions volume divided by production value) by 15% from fiscal 1990 level (by fiscal 2010) Compared to fiscal 1990: down 8.7% (Achieved)
Reduce environmental impact from transport	Reduce carbon dioxide emissions ratio (CO_2 emissions volume divided by production value) by 5% from fiscal 2000 level (by fiscal 2010) Compared to fiscal 2000: down 48.0% (Achieved)
	Reduce the amount of fuel consumed for transport (amount of fuel consumed / sales) by 20% from the fiscal 2000 level (by fiscal 2010) Compared to fiscal 2000: down 5.1%
Volatile organic compounds	Reduce the amount of major emissions of all volatile organic compounds (except methane gas) Group-wide to 50% of the fiscal 2002 level (in fiscal 2005) Compared to fiscal 2002: down 50.0% (Achieved)
Office environment	Maintain separated collection of used paper above 65% of general waste (every year) Fiscal 2005 collection rate: 74.4% (Achieved)
Reduce industrial waste	Reduce industrial waste output ratio (volume of industrial waste / production value) by 40% compared to fiscal 2000 level (by fiscal 2005) Compared to fiscal 2000: down 40.7% (Achieved)
	Reduce overall waste generation by 25% compared to fiscal 2000 level (by fiscal 2005) Compared to fiscal 2000: down 22.1%
	Achieve zero emissions at 30 sites (by fiscal 2010) Achieved at 31 sites (Achieved)
	Reduce waste generation ratio (total volume of waste / total volume of materials used) by 20% compared to fiscal 2000 level (by fiscal 2005) Compared to fiscal 2000: down 27.1% (Achieved)
	Achieve a recycling rate (amount of waste recycled /amount of waste generated) of 80% (by fiscal 2005) Fiscal 2005 recycling rate: 79.4% (Achieved)

Target	Results for fiscal 2005 (year ending March 31, 2006)
Development and sale of eco-friendly products	Increase the ratio of eco-friendly product sales relative to total sales by 10% year-on-year (every year) Compared to fiscal 2004: up 56% (Achieved)
Green purchasing	When purchasing general supplies (office supplies and equipment, etc.) increase the ratio of products that are officially recognized as being environmentally friendly (Eco-mark products, etc.) relative to overall purchases to 40% by 2010. Fiscal 2005: up 27.5% (Achieved)
	Increase the ratio of "green" (per standards set by DNP purchasing headquarters) raw materials costs relative to the cost of all raw materials purchased to 50% (fiscal 2010). Fiscal 2005: up 41.7% (Achieved)
Environmental preservation	Keep the maximum concentration of gases subject to emissions regulations within 70% of legal limit (from fiscal 2005) Fiscal 2005 achievement rate (of our own standard): 96% (Achieved)
	Keep the maximum concentration of substances subject to waste-water regulations within 70% of legal limit (from fiscal 2005) Fiscal 2005 achievement rate (of our own standard): 93% (Achieved)
	At production site boundaries, keep maximum noise levels within 95% of the legal limit (from fiscal 2005) Fiscal 2005 achievement rate (of our own standard): 56% (Achieved)
	Keep maximum vibration levels at production site boundaries within 95% of the legal limit (from fiscal 2005) Fiscal 2005 achievement rate (of our own standard): 100% (Achieved)
	At production site boundaries, keep maximum odor levels within 70% of the legal limit (from fiscal 2005) Fiscal 2005 achievement rate (of our own standard): 96% (Achieved)



Creating Lively Workplaces

Our aim is for each of our employees to feel accountable and confident as an independent professional, to work at growing and realizing his or her own potential, and to meet challenges proactively and courageously.

DNP shall provide environments and mechanisms that support each employee's growth and self-development, and cultivate an emergent evolutional corporate culture that allows each employee to use his or her abilities as a professional.

□ Transparent and Fair Hiring Practices

We fairly provide opportunities equally to anyone who shares our corporate vision and wants to work with us to realize his or her potential. We use evenhanded methods to select and hire employees. We also actively participate in internship programs.

Type of Hiring	Explanation	Results
New hiring	We inform candidates of the type of person we are looking for, the steps in our hiring process, the timing of each step, and what we are looking for in each interview. In order to avoid mismatches, we assign young employees as recruiting partners to give candidates a real-life picture of our company.	Fiscal 2006 new hires Regular employees: 140 (95 men, 45 women) Technical staff: 230 (180 men, 50 women)
Mid-career hiring	We advertise broadly via the Internet, with no age restrictions. We explain clearly and specifically the job duties of the positions we seek to fill.	Fiscal 2005 mid-career hires: 78
Internships (arranged jointly with affiliated companies)	In response to requests from schools and students seeking experience in the working world, we provide students with opportunities to gain work experience. These opportunities do not necessarily lead to regular employment.	Fiscal 2005: 68 interns accepted August-September, in 42 categories

□ Cultivating Independent Professionals

We believe it is important for each employee to work at self-development, consider his or her own career path, decide what kind of work he or she wants to do, and expand his or her own field of work. In order to support these efforts by individual employees, we have established personnel systems that allow them to choose the kind of work they want to do, as well as education, evaluation, and compensation systems that encourage employees to acquire specialized knowledge and skills.


Management-by-objective system
Employee evaluation system
Job grade system
Self-reporting system
Training system/self-development support
Enhancement and continuation of dialogue
Sharing goals, improving leadership, skill development
Acceptability of evaluations; confirmation of performance goal levels
Acceptability of compensation levels; confirmation of skill development goals
Confirmation of career goals; confirmation of individual situations
Advancing each individual's career and improving skills
Independent Professionals

1. Personnel System

System	Description	Results
In-house recruiting system	We advertise positions requiring specialized knowledge and positions in new businesses or new product development. Anyone with ability, experience, and the desire to be challenged is free to apply. Discovery of talented employees and realization of their potential.	Fiscal 2005: Number of positions offered 78 Number of employees reassigned 55
In-house venture system	We provide training, financing, and other types of support for employees who have entrepreneurial aspirations and want to start an independent new business. Generally, we appoint the person who proposed the idea for a new company to be its president.	April 2002: CP Design Consulting Co., Ltd. Sept 2003: M's Communicate Co., Ltd. July 2004: At Table Co., Ltd. Jan 2005: Mobile Impulse Co., Ltd. Jan 2006: YouToo Co., Ltd.
In-house apprenticeship system	In order to improve skills related to their position, employees may work as an apprentice in a different section for a limited term, and then return to their original job.	Fiscal 2005: three employees
Certification support program	This program pays incentives to employees who acquire specialized knowledge, skills, or certifications needed for their job (covers about 90 types of certification, up to 100,000 yen).	Increased the number of employees who are certified for specialized knowledge or skills related to IT or other areas pertinent to their work Fiscal 2005: 372 employees certified
Mastership recognition program	Employees with valuable production skills are designated as "Meisters" and are encouraged to acquire additional specialized skills and cultivate successors by passing on their talents. Meisters receive a certificate of recognition from the president, and are paid a special allowance.	Fiscal 2005: three employees recognised A total of 47 employees recognized as of March 2006
Special skills recognition program	Employees with advanced specialties, whose talents are recognized particularly widely both inside the company and outside, receive special compensation.	Fiscal 2005: one employee recognised As of March 2006, 13 employees had been recognized
Evaluation / compensation systems (management-by-objective system, etc.)	At regular intervals, employees sit down with their supervisors to set future performance targets and evaluate past performance. Employees and supervisors increase mutual understanding through discussion and counseling. Evaluation results are directly reflected in salaries and bonuses.	Expanded the scope of application to almost all employees
Self-reporting system	We ask employees whether they want to change positions or workplaces in order to further their careers, and any other requests they may have related to their life plans. When the company and the employee agree, steps are taken to realize the employee's wishes.	Fiscal 2005: 287 employees participated in self-report interviews; 80 of them changed positions

2. Training for Employees Who Want to Advance Their Career

Employees design their own careers, with each one aiming to become an accountable, self-confident autonomous professional in a particular field, with the ability to collaborate smoothly with others inside and outside the company.

DNP supports employees' career designs by arranging practical and diverse training programs that offer basic or specialized knowledge required in various fields, as well as development of people skills and conceptual skills, etc.

□ Free, Open, and Pleasant Working Environments

1. Respecting Diversity

We believe that in order to contribute to society by realizing a free, open, and dynamic corporate culture, it is important that all employees respect each other and help create a pleasant working environment. Toward this end, we think it is important for everyone to realize their potential and do their best without worrying about gender, age, or disabilities.

System	Description	Results
Hiring people with disabilities	We achieved the legally mandated ratio of disability employment, based on the premise that people with disabilities should be able to function normally in society. We educate workplace leaders so they can understand employees' special needs.	As of March 2006: disabled employee rate 2.00%
Hiring seniors	Employees who want to continue working as seasoned professionals after reaching mandatory retirement age may be hired as "senior staff."	Fiscal 2005: 62% of eligible employees chose to work as senior staff
Eliminating gender bias from the workplace	• We conducted training seminars for managers about supporting women's careers. • We expanded career opportunities for women. • We sent female managers to outside training seminars.	From June 2003 to March 2006: 1,825 managers participated in training about supporting women's careers

2. Flexible Work Styles

If every employee is to reach their full potential as a professional, it is important that consideration be given to individual career plans and life plans, and that working time be balanced with ample time for self-development and private life. It is equally important that coworkers respect each other's precious time.

We are building systems to assist self-efforts of employees in order to promote their physical and mental health and their families'.

System	Description	Results
Childcare leave	• Until April 30 of the child's second year, or until a child is 18 months old Revised April 2005	Fiscal 2005: 50 employees took leave under this system
Family nursing care leave	• Up to 366 days per eligible family member; no limit on the number of times Revised April 2005	Fiscal 2005: one employee took leave under this system
Life Plan Consulting Center	Provides information about pensions, employment insurance, motivation for living , life-long education, etc. to assist individuals with planning for life after retirement	Fiscal 2004: 1,330 consultations
Career Consulting Center	Provides counseling and guidance regarding career development	Fiscal 2004: 138 employees used the center

3. Creating Safe and Pleasant Workplaces

All of our employees want to work in a safe and pleasant environment, so we conduct our own safety and hygiene activities. Our basic policy is to support the creation of comfortable and pleasant working environments and working styles that make room for family life. Accordingly, we created a system of safety and hygiene activities for all employees to participate in, and we attach great importance to this system.

System	Description	Results
Creation of guidelines	Management and employees together established a Central Safety and Hygiene Committee within the head office. Each operational division and group company has a similar system for discussing and promoting safety and hygiene-related activities. We have also created company-wide standards and guidelines related to these topics.	<Major standards and guidelines> 1) Workplace environment improvement Workplace environment standards, guidelines for preventing noise in the workplace, guidelines for tobacco smoking 2) Preventing work-related accidents Guidelines for preventing industrial accidents caused by machinery, etc.
Improving skills	The safety and hygiene committees play the leading role in promoting activities that are tailored to each workplace, and in improving employees' skills when necessary to allow the committees to function effectively.	We encouraged employees to become certified as hygiene managers, work supervisors, chemical substance handlers, etc. The figures below show the number of employees as of March 31, 2006. Certified hygiene managers 349 Certified work supervisors 2,126 Completed training in restricted operations 5,522 Completed special educational seminar 2,282
Accident prevention	We analyze potential hazards and take steps to prevent accidents involving revolving machinery, which is a major cause of industrial accidents. Concerning non-stationary and other high-risk operations, we review our operating standards, practice safe operating procedures, and strive to ensure that mishaps are never repeated.	DNP's accident rate is low compared to the all-industry average and even compared to the average for all types of printing industries. Jan - Dec 2004: Industrial accident rate (the number of employees who missed work due to a work-related accident divided by the total number of hours worked in units of 1 million hours): 0.50% for DNP and 0.25% for Dai Nippon Printing Co., Ltd.

4. Secure Working Environments (Disaster Prevention Framework)

DNP has created an earthquake response outline and a central disaster prevention basic plan, in order to secure employees' safety, restore functioning to workplaces, and support employees' families and local residents in the event of a disaster. We established "Disaster Prevention Councils" in business operations at our headquarters and in outlying areas, and at affiliated companies. In the event of an earthquake, these councils are prepared to automatically begin functioning as response headquarters. Six action teams are to take specific disaster prevention measures and earthquake response measures, with each team taking responsibility for human rescue, care of buildings, asset protection, business operations, PR, or community aid.

Cultural Activities

Printing is based on the art of making reproductions, which DNP sees as a new kind of creative technology that can contribute to the development of art and culture. DNP is engaged in highly original cultural activities centered around supporting graphic arts.

Ginza Graphic Gallery (ggg) Opened in 1986



ggg exhibits creative works by individuals and groups, from Japan and abroad, with a focus on graphic design and printing. The gallery also holds lectures and presentations by artists. Ten years after the gallery's founding, in 1996, it was recognized with a Mainichi Design Awards Special Prize. That same year, ggg celebrated its 10th anniversary with a special exhibit on the history of Japanese graphic arts. The exhibit was very well received, and earned the gallery the Mecenat Award for Outstanding Popularization of the Arts. To date, the gallery has held 226 exhibits, which were visited by 680,000 people.

Location: 7-7-2 Ginza, Chuo Ward, Tokyo, Japan 104-0061
Telephone: 03-3571-5206
Open 11:00 – 19:00 (till 18:00 on Saturdays); closed Sundays and holidays
Admission free of charge

ddd Gallery Opened in 1991



Located in the Kansai district, ddd Gallery specializes in graphic design.
It mainly hosts exhibits of spirited graphic designers from overseas. To date, the gallery has held 138 exhibits, attended by 196,000 visitors.

Location: Dojima Axis Bldg., 2-2-28 Dojimahama, Kita Ward, Osaka, Japan 530-8208
Telephone: 06-6347-8780
Open 10:00 – 18:00; closed Saturdays, Sundays and holidays
Admission free of charge

Maison des Musées de France Opened in 2003



DNP established MMF as a venue for enjoying French arts and culture. It serves as an information center, boutique, and gallery, providing information about French art museums and artworks, and selling merchandise from French museums. MMF invites museum curators, critics, and researchers to give seminars from time to time.

Total number of visitors to information center: 7,200
Total number of seminars given: 21
Total number of seminar participants: 1,100

Location: DNP Ginza Annex 7-7-4 Ginza, Chuo Ward, Tokyo, Japan 104-0061
Telephone: 03-3574-2384
Open 11:00 – 19:00, closed Sundays

The Center for Contemporary Graphic Art Opened in 1995



The Center for Contemporary Graphic Art is the home of the Tyler Graphics Archive Collection, produced at the renowned U.S. contemporary block print studio, Tyler Graphics Ltd. In addition to holding regular showings of its permanent collection, the Center also introduces a wide variety of modern art. It has hosted 35 special exhibits and received 50,000 visitors.

Location: 1 Miyata, Shiota, Sukagawa-shi, Fukushima, Japan 962-0711
Telephone: 0248-79-4811
Open 10:00 – 17:00 (Admission until 16:45); closed Mondays (unless Monday is a public holiday), the day after public holidays, (except when this falls on Saturday or Sunday), and exhibit changes, between late December and the end of February
Admission ¥300; ¥200 for students (free for children 12 and under, seniors over 65, and handicapped-certificate holders)

Web site DNP Museum Information Japan artscape

URL: http://www.dnp.co.jp/artscape/



News and information about exhibitions at art museums throughout Japan and other art-related events is updated twice a month and broadcast as Web Magazine. DNP received the 2005 "Mécénat Award for Information Communication Culture of the Arts" for continuing to provide specific information on the arts for 10 years, since the early years of Internet use in Japan.

Updated: twice monthly
Hits: about 1 million page views per month

Artscape was formed by combining Museum Information Japan (MIJ), established in 1995.

銀座の学校 The Ginza School

This is an event that DNP organizes around the theme, "Let's Enjoy Thinking about Communication." Guest speakers from various circles address an audience of male and female participants of all ages, in an entertaining format. Admission is 500 yen. Located in DNP's Ginza Annex, the event has been held 50 times since 1995, with a total of 4,500 people attending.

• *Figures such as numbers of visitors and events were valid as of March 31, 2006.*

Financial Section



CONTENTS



Management's Discussion and Analysis

■ OPERATING RESULTS

Business Environment

In the fiscal year ended March 2006, the Japanese economy continued its modest recovery, as indicated by such developments as improved corporate profits leading to greater capital spending, and a solid trend in personal consumption.

However, in the printing industry where DNP is active, the business environment remained harsh due to such factors as higher materials costs resulting from soaring crude oil prices, and lower unit prices because of intensified competition.

Consolidated Segments
(%)


Beverages
5.1%
Electronics
19.7%
Information Communication
43.5%
Lifestyle & Industrial Supplies
31.7%

In connection with Information Communication, the publishing industry saw book sales resume their downward trend after rising the previous fiscal year. Magazine sales fell below the previous-year level for the eighth year in a row, due to such factors as greater penetration of the Internet and free newspapers and magazines, and the declining population of young people. Overall, publishing industry sales declined 2.1% from the previous year. Advertising-related sales were up 2% year on year from April 2005 until February 2006, marking two consecutive years of year-on-year increase. Expenditures for Internet advertising increased a notable 55% from a year earlier, due to the start of Internet advertising in connection with the greater penetration of broadband access and video transmission services, and also because of the increasing use of search-engine marketing. In the business forms sector, the IPS and smart card markets expanded nicely, and commercial printing sales were good.

In Lifestyle and Industrial Supplies, domestic personal consumption began to show signs of recovery, and sales of flexible packaging and paper cups increased. As more companies began using aseptic bottle-filling systems, sales of pre-form bottles also increased, resulting in strong sales for the packaging sector. Due to increased concern about the environment, sales of eco-friendly decorative materials were strong, including more widespread demand from overseas markets. In industrial supplies, sales of anti-glare film used in LCDs increased sharply due to a surge in demand for LCD televisions. Also, expansion in the market for digital photo prints resulted in good growth in sales of ink ribbons for color printers.

In the Electronics segment, the display market expanded along with greater penetration of digital appliances and office automation equipment, resulting in a big increase in sales of LCD color filters and photomasks used for making cutting-edge semiconductors.

Overview

The DNP Group strove to secure good results by providing products and services that were developed in response to customer needs through dynamic sales activities and through group-wide efforts to implement "Production 21" cost-cutting activities.

Net sales of printed materials like flyers and pamphlets increased nicely, and sales of IPS (information processing services, including data entry, printing, and mailing of personal mail, etc.) and smart cards also increased. Sales of optical films for thin displays increased sharply, and items like LCD color filters and photomasks sold well. As a result, net sales by all segments rose above previous-year levels and consolidated net sales grew 5.8% over the previous year.

Operating income was affected by the increased cost of film materials used in packaging and sagging unit prices, but thanks to growth in sales of highly profitable products and the success of "Production 21" cost-cutting measures, our operating income increased. Consolidated operating income rose 0.1% over the previous year.

On the other hand, the consolidated operating income margin declined 0.5 percentage point to 8.0%, and the consolidated ordinary income margin inched down 0.2 percentage point to 8.3%.

Net income increased 8.8%. Net sales exceeded previous-year levels for the third consecutive fiscal term since March 2004, and net income grew relative to the previous-year level for the fourth term in a row, since March 2003, setting new records each year.

		2006.3	2005.3	2004.3
Net sales (in millions of yen)		¥1,507,506	¥1,424,943	¥1,354,101
Gross profit margin (%)		20.3%	21.3%	20.8%
Operating income margin (%)		8.0%	8.5%	7.6%
Net income margin (%)		4.3%	4.2%	3.9%
Net income per share (in yen)	Primary	¥ 91.23	¥ 82.56	¥ 71.49
	Fully diluted	–	–	¥ –

Net Sales

Net sales this term increased by 82.6 billion yen or 5.8%, to 1,507.5 billion yen, renewing the Group's record high for the third year in a row. Net sales also exceeded previous-year levels in every business segment: by 3.4% in Information Communication, by 6.7% in Lifestyle & Industrial Supplies, by 10.1% in Electronics, and by 4.7% in Beverages.

On the other hand, the decline in unit prices grew more severely due to intensified competition. The average unit prices fell 2% from the previous year, costing us 31.1 billion yen.

Looking at net sales by segment, starting with Information Communication, sales of books were lackluster, but sales of periodicals increased due partly to increased orders for free newspapers and magazines. Sales were strong in commercial printing, with increased orders for pamphlets and other kinds of promotional materials. In the business forms sector, sales of smart cards and IPS (information processing services) were sharply higher.

In Lifestyle and Industrial Supplies, sales of flexible packaging and paper cups increased due to recovery in personal consumption. There was a sharp increase in sales of aseptic bottle-filling systems and the preformed bottles used in such systems. In the decorative materials sector, we enjoyed strong sales of eco-friendly materials for residential use. In industrial supplies, sales of ink ribbons for color printers and optical films for displays rose significantly.

In Electronics, sales of projection screens and shadow masks used in displays declined, but sales of color filters rose sharply, and photomasks used for making advanced semiconductors also increased.

Cost of Sales

DNP's cost of sales increased 80.8 billion, or 7.2%, over the previous fiscal year to 1,202.2 billion yen. The gross margin declined by 1.0 point, from 21.3% to 20.3%.

This fiscal year, price increases of raw materials of petrochemical products cost us roughly 6.0 billion yen. Compared to the impact of such cost increases in the previous year, this year's effect was bigger by 1.7 billion yen or 39.5%.

In order to counter the effects of such cost increases, the entire DNP Group worked to promote the "Production 21" cost-cutting measures that we began implementing in April 2002. We succeeded in reducing costs by focusing on such actions as improving process efficiency, improving yields, reducing material losses, and cutting lead times. We applied successful measures horizontally throughout the Group, and strove to raise standards for the manufacturing division as a whole. Thanks to these activities, this fiscal year we were able to reduce costs by 20.8 billion yen.

Selling, General and Administrative Expenses

Selling, general and administrative expenses this fiscal year increased by 1.6 billion yen, or 0.9%, to 184.7 billion yen, but the percentage of SG&A relative to sales fell from 12.8% to 12.3%.

We worked on things like using information technology to boost operational efficiency and improving budget management in order to reduce

Gross Profit Margin
(%)


25
20
15
10
5
0
18.4
20.3
20.8
21.3
20.3
02
03
04
05
06

SGA Expenses to Net Sales
(%)


15
12
9
6
3
0
12.9
13.4
13.2
12.8
12.3
02
03
04
05
06

variable costs. However, in many cases we were not able to achieve satisfactory results because we didn't feel we had time to devote to the steady implementation of cost-cutting measures as our workload increased due to expanded sales and we felt pressure to concentrate on meeting delivery deadlines.

Operating Income

This fiscal year, DNP's operating income was strongly affected by lower unit prices for orders received and increases in raw material costs, so operating income rose by only 142 million yen, or 0.1%, to 120.7 billion yen. We were able to pass on to customers about 50% of the increases in raw materials costs, but the remainder reduced our income by about 3.0 billion yen. As a result, our operating income margin deteriorated from 8.5% in the previous fiscal year to 8.0%.

By segment, operating income in Information Communication rose 1.7 billion yen, or 3.4%, to 51.0 billion yen. In Lifestyle and Industrial Supplies, it rose 1.6 billion yen, or 4.4%, to 37.6 billion yen. In Electronics, however, operating income fell 1.9 billion yen, or 4.7%, to 37.8 billion yen, and in Beverages, operating income declined by 1.3 billion yen to 288 million yen.

Operating Income Margin
(%)


10
8
6
4
2
0
5.5
6.9
7.6
8.5
8.0
02
03
04
05
06

Other Income (Expenses)

This fiscal year, other income declined by 453 million yen, or 4.5%, from the previous year to 9.7 billion yen. Other expenses declined by 4.5 billion yen to 5.6 billion. As a result, the net balance of other income and expenses was income of 4.0 billion yen, compared to a net expense of 43 million yen the previous year.

Extraordinary profit increased by 3.0 billion yen, or 69.4%, to 7.3 billion yen, while extraordinary losses increased by 286 million yen, or 1.7%, to 17.4 billion yen. The net result was an extraordinary loss of 10.1 billion yen, or 2.7 billion yen less than the previous year's loss of 12.8 billion yen.

The main reasons for the reduction in extraordinary losses were a year-on-year increase of 3.2 billion yen in gains from the sale of marketable securities and investment securities to 3.7 billion yen (on the sale of 5.1 billion yen worth of securities, up 3.8 billion yen from the amount sold the previous year), and a decline of 242 million yen to 33 million yen in losses on such sales.

As a result of the above, income before income taxes and minority interests was 114.6 billion yen, representing an increase of 7.0 billion yen or 6.5% over the previous fiscal year.

ROE
(%)


6
5
4
3
2
1
0
1.7
3.0
5.5
6.0
6.3
02
03
04
05
06

Net Income

Net income totaled 65.2 billion yen, up 8.8%, or 5.3 billion yen, from the previous fiscal year. Net income per share was 91.23 yen, compared to 82.56 yen the previous year.

Capital Expenditures, Research & Development Expenditures, etc.

For five fiscal years in a row, from the year ended March 1997 to the year ended March 2001, DNP invested more than 100 billion yen per year in capital expenditures. For the next four fiscal years, however, from April 2001 until March 2005, we reduced capital expenditures, focused investments on strategic areas, and worked at making the most effective possible use of our existing facilities and equipment.

This fiscal year, we installed new production lines (one 5th-generation line and one 6th-generation line) for color filters, which are a strategically important product, and for optical film. We also boosted our smart card production capacity and invested in upgrading printing machines to strengthen our original business field. In the end, capital investment amounted to 67.3 billion yen in the first half of the fiscal year and 68.7 billion yen in the second half, for a total of 136.0 billion yen for the entire year, representing an increase of 50.0 billion yen over the previous year's final figure of 86.0 billion yen.

By segment, capital spending for our Information Communication business increased 8.5 billion yen over the previous year to 26.6 billion yen, constituting 20% of our overall capital spending. Capital spending for Lifestyle and Industrial Supplies amounted to 28.8 billion yen, up 7.7 billion yen year on year, and 21% of the total. For Electronics, we invested 74.7 billion yen, an increase of 35.6 billion yen, and 55% of the total. Our capital spending for Other Businesses declined 1.8 billion yen from the previous year to 6.0 billion yen, representing 4% of the total.

Research & development expenditures totaled 28.7 billion yen, an increase of 2.3 billion yen or 8.7% from the previous fiscal year.

■ LIQUIDITY AND CAPITAL RESOURCES

In order to expand our business, DNP's management believes that it is important to steadily expand cash flow generated through aggressive operating activities, and to concentrate investment in strategic areas. In addition, we believe that a sound financial position is indispensable to stable growth in the medium and long terms, so we have worked hard to enhance our company's financial position.

Cash Flow

This fiscal year, cash flow generated by operating activities increased by 20.6% or 36.7 billion yen, from the previous fiscal year to 141.7 billion yen. The main reasons for this increase were that larger net sales resulted in an increase of 19.7 billion yen in trade receivables, up 8.4 billion yen from the previous year, while the increase in trade payables was 5.7 billion yen, down 23.1 billion yen from the previous year.

Cash flow used in investing activities increased by 20.2%, or 25.6 billion yen, to 151.8 billion yen. The main factor behind this change was an increase of 55.8 billion yen, or 75.6%, to 129.5 billion yen used for the acquisition of property, plant and equipment.

Cash flow used in financing activities increased 15.1%, or 6.1 billion yen, to 46.7 billion yen. Major uses of this cash included expenditures of 20.7 billion yen for purchases of treasury stocks and 18.2 billion yen for dividend payments.

As a result of these activities, DNP's cash and cash equivalents at the end of the fiscal year amounted to 239.2 billion yen, down 54.1 billion yen or 18.5% from a year earlier.

Cash flow generated by operating activities minus cash flow used in investment activities is called free cash flow. This fiscal year, free cash flow was -10.1 billion yen, mainly because we invested aggressively in facilities and equipment to meet expected growth in demand in areas like color filters, optical film, IPS, and smart cards.

	2006.3	2005.3	2004.3
Cash flows from operating activities	¥ 141,673	¥ 178,342	¥ 161,487
Cash flows from investing activities	(151,781)	(126,229)	(94,740)
Free cash flow	(10,108)	52,113	66,747

(in millions of yen)

The Balance Sheet

In order to increase DNP's corporate value, we strive constantly to optimize our capital structure to increase our asset efficiency. Especially, we are mindful of consistently maintaining appropriate liquidity so that we can proactively carry out our strategies and flexibly deal with changes in the business environment.

	2006.3	2005.3	2004.3
Total assets (in millions of yen)	¥1,662,377	¥1,600,129	¥1,513,734
Current ratio (%)	178%	186%	197%
Working capital-to-net sales (%)	23%	27%	28%
Debt/equity ratio	6	7	7
Book value per share (in yen)	¥ 1,507.90	¥ 1,409.18	¥ 1,348.40

Current Ratio
(times)


2.0
1.5
1.0
0.5
0
1.81
1.71
1.97
1.86
1.78
02
03
04
05
06

DNP's total assets at the end of this fiscal year amounted to 1,662.4 billion yen, up by 62.2 billion yen or 3.9%.

Among current assets, cash and cash equivalents decreased by 16.3%, or 52.1 billion yen from the previous fiscal year, to 268.3 billion yen. Trade receivables increased by 5.5%, or 22.8 billion yen, to 436.3 billion yen. Marketable securities holdings decreased by 0.1%, or 5 million yen, to 6.8 billion yen. Inventories decreased by 558 million yen, or 0.7%, to 76.5 billion yen. As a result, total current assets decreased by 33.6 billion yen, or 4.0%, to 805.1 billion yen.

Among long-term assets, property, plant and equipment increased by 7.8% or 41.0 billion yen to 569.0 billion yen. The main components of this increase were year-on-year increases in the value of machinery, equipment, and vehicles (32.9 billion yen or 17.5%), construction in progress (4.0 billion yen, 15.1%), and buildings and structures (3.6 billion yen, 2.1%). Land holdings decreased by 1.1 billion yen or 0.9%. Intangible long-term assets decreased by 1.3 billion yen, or 5.6%, to 21.5 billion yen. Meanwhile, investment securities increased by 63.0 billion yen, or 39.0%, to 224.5 billion yen. Long-term loans increased by 1.8 billion yen, or 30.0%, to 7.7 billion yen, but deferred tax assets declined by 12.0 billion yen, or 64.8%, to 6.5 billion yen. Overall, investments and other assets increased by 56.2 billion yen, or 26.7%, to 266.8 billion yen. As a result, long-term assets increased by 95.9 billion yen, or 12.6%, over the previous year to 857.2 billion yen.

As of the end of the fiscal year, current liabilities were up by 1.9 billion yen, or 0.4% year on year, to 452.9 billion yen. The main reasons for this increase were the facts that trade payables increased in conjunction with larger sales, rising by 8.9 billion yen, or 2.9%, to 311.6 billion yen, although at the same time the current portion of long-term debt decreased by 1.4 billion yen, or 35.0%, to 2.6 billion yen and accrued income taxes declined by 2.8 billion yen, or 9.2%, to 28.2 billion yen.

Long-term liabilities increased by 2.5 billion yen, or 2.1% from the previous year, to 118.3 billion yen, as long-term debt declined by 2.7 billion yen, or 41.9%, while deferred tax liabilities increased relative to the previous year by 5.8 billion yen to 6.1 billion yen. The balance of outstanding corporate bonds was unchanged from the previous year at 50.0 billion yen.

Total liabilities increased by 4.4 billion yen, or 0.8% from the previous year, to 571.2 billion yen.

DNP has been repurchasing its shares since February 2003. This fiscal term, we purchased 10 million shares for 20.5 billion yen, bringing the cumulative total to 52,869,000 shares, worth 83.7 billion yen. This term we retired 10 million shares on November 22, 2005, for 14.9 billion yen, bringing the cumulative total of retired shares to 19 million shares, worth 27.7 billion yen. As a result, this fiscal year's reduction in treasury stock increased by 5.8 billion yen over the previous year's 51.6 billion yen, to 57.5 billion yen, which was a factor behind the decline in stockholders' equity. On the other hand, retained earnings increased by 4.1%, or 31.8 billion yen, to 806.4 billion yen, while unrealized gain on available-for-sales securities increased by 25.0 billion yen, or 82.3%, to 55.5 billion yen, which contributed to increasing stockholders' equity.

As a result of the above factors, our total stockholders' equity at the end of this fiscal year increased by 5.5%, or 55.4 billion yen, to 1,063.3 billion yen.

Equity Ratio
(%)


80
60
40
20
0
66.1
65.0
64.7
63.0
64.0
02
03
04
05
06

■ RISK MANAGEMENT

The performance and the results of DNP could be significantly affected by a variety of factors and circumstances that might arise in the future. Because DNP is aware of these risk factors, our policy is to strive to minimize their potential effects.

As of the time that we issue this annual report, the following are the major factors that the DNP management views as risks.

The Japanese Economy and Consumption Trends

DNP engages in a wide range of businesses with an extremely large number of customers. We conduct our business so as not to be overly dependent on specific customers. The primary market where we do business is centered on the Japanese domestic market, whereas our overseas sales constitute about 17% of net sales. Therefore, if individual consumption and other aspects of domestic demand should slow down due to fluctuations in the Japanese economy, our corporate performance could be affected by decreased orders, lower unit sale prices, or other effects of such a downturn.

Changes in the Electronics Market

We expect our electronics segment to be highly profitable and we believe it has good growth potential. We position it as a strategic sector which we aim to expand in the future. We intend to secure steady profits from it by focusing on building business strategies based on a careful compilation of information and the development of highly competitive, high-added-value products. However, the market for display components and electronic devices is subject to sudden changes. It is possible that DNP's performance could be affected by sudden changes affecting products that we handle, such as dramatic fluctuations in demand or a plunge in unit prices.

Fluctuations in Raw Material Procurement

We procure raw materials such as printing paper and film from multiple suppliers in Japan and overseas. We work hard to secure stable supplies and maintain optimal prices. However, there is some potential for temporary imbalances between supply and demand due to factors like spikes in petroleum prices or sudden surges in demand from the Chinese market. We intend to cope with such instances by negotiating with our customers. However, if it should become extremely difficult to secure supplies, or if prices rise markedly, it is possible that our corporate performance could be affected.

Development of New Products and Technologies

DNP adapts printing technologies in order to develop new products and technologies that meet the needs of our customers and the market. We provide products and services to a wide range of industrial sectors. In recent years, the pace of technological innovation has become faster than ever, and customers' needs have been rapidly diversifying. We believe that in the future, competition in the area of product development will become more intense than ever before, and it is possible that our performance could fluctuate significantly due to unforeseeable changes in market trends or a shortening of product life cycles.

Currency Fluctuations

Particularly in such fields as electronics, we are expanding our dealings in products and services with customers, suppliers, and others overseas. Because we expect the effects of currency rates to gradually become more important, we use such means as foreign exchange forward contracts to hedge the risks of market fluctuations. Nevertheless, it is possible that radical swings in currency values could have a more serious effect on our corporate performance.

Legal Regulations, etc.

We conduct our business based on strict compliance with the law. Wherever we operate, in Japan or overseas, we are subject to a wide variety of legal regulations and restrictions, including laws related to product liability, environmental protection and recycling, anti-monopoly prohibitions, patents, taxes, imports and exports, etc. We can imagine that in the future such regulations could become even more restrictive. If that should occur, it is possible that DNP's business performance could be affected by limitations on our business activities or increased costs.

Information System Security

Now that the Internet and other computer networks and information systems are playing an increasingly large role in business, the construction of information systems and security measures that protect them have become indispensable to the continuation of business activities. In recent years, DNP has become increasingly vulnerable to computer-related risks, such as the possibility that information systems could be shut down by software or hardware trouble, computer viruses, etc., or that customer information could be leaked outside the company. DNP takes every possible measure to maintain and control computer systems and data through increasingly sophisticated security and employee education. However, in the unlikely event that an accident should occur, it is possible that our business activities could be affected.

Disaster

We take steps to protect our production equipment and other major facilities from being damaged by disasters like fires or earthquakes. In addition, we divide our work among multiple production bases and make every effort to prevent disasters from causing production stoppages or disturbances in our ability to supply products. However, it is possible that our business performance could be seriously affected in the event of unforeseeable situations, such as production stoppage or massive damage to or destruction of our corporate infrastructure resulting from an event such as a huge earthquake or terrorist attack.

Selected Financial Data (unaudited)

		2006		2005		2004		2003
Income Statement Data (in millions of yen)								
Net sales	¥	1,507,506	¥	1,424,943	¥	1,354,101	¥	1,309,002
Cost of sales		1,202,160		1,121,374		1,073,118		1,043,456
Gross profit		305,346		303,569		280,983		265,546
Selling and administrative expenses		184,676		183,041		178,545		175,665
Operating income		120,670		120,528		102,438		89,881
Income before income taxes and minority interests		114,640		107,686		93,137		42,244
Net income		65,188		59,937		52,971		28,774
Balance Sheet Data (in millions of yen)								
Total assets	¥	1,662,377	¥	1,600,129	¥	1,513,734	¥	1,450,027
Property, plant and equipment-net		568,966		528,009		513,175		540,874
Long-term liabilities		118,287		115,801		119,277		66,821
Total liabilities		571,170		566,796		510,970		484,581
Stockholders' equity		1,063,309		1,007,944		978,736		942,083
Other Selected Data (in millions of yen)								
Capital expenditures	¥	136,059	¥	86,057	¥	69,834	¥	73,789
Depreciation expenses		87,264		80,440		85,182		89,239
R&D expenditures		28,692		26,386		26,050		24,097
Common Share Data (in yen, shares)								
Earnings per share - primary	¥	91.23	¥	82.56	¥	71.49	¥	37.80
Earnings per share - fully diluted		-		-		-		37.67
Dividends paid per share		26.00		24.00		21.00		19.00
Book value per share		1,507.90		1,409.18		1,348.40		1,270.81
No. of common shares outstanding - primary		704,972,101		750,480,693		759,480,693		759,480,693
Financial Ratios (%, times)								
As a percent of net sales:								
Gross profit		20.26%		21.30%		20.75%		20.29%
Selling, general and administrative expenses		12.25		12.85		13.19		13.42
Operating income		8.00		8.46		7.57		6.87
Income before income taxes and minority interests		7.60		7.56		6.88		3.23
Net income		4.32		4.21		3.91		2.20
Return on equity		6.29		6.03		5.52		3.02
Current ratio		178		186		197		171
Debt-to-equity ratio		6		7		7		6

2002	2001	2000	1999	1998	1997
¥ 1,311,934	¥ 1,342,035	¥ 1,286,703	¥ 1,269,543	¥ 1,336,604	¥ 1,310,100
1,071,163	1,091,386	1,039,006	1,033,926	1,056,962	1,028,614
240,771	250,649	247,697	235,617	279,642	281,486
168,529	164,708	161,811	166,008	172,824	170,298
72,242	85,941	85,886	69,609	106,818	111,188
26,150	69,116	79,199	77,703	100,634	107,394
15,609	33,409	39,034	30,493	56,539	56,165
¥ 1,432,458	¥ 1,489,871	¥ 1,451,700	¥ 1,445,293	¥ 1,450,709	¥ 1,410,138
543,962	561,017	561,898	570,860	536,364	501,622
79,013	86,012	77,637	100,695	100,214	97,340
460,691	522,105	495,541	518,323	538,113	553,172
946,998	939,441	925,646	898,646	885,507	831,262
¥ 85,096	¥ 103,050	¥ 113,858	¥ 119,372	¥ 111,341	¥ 113,656
94,870	94,312	94,588	82,800	73,908	67,583
23,367	24,664	23,571	n.a.	n.a.	n.a.
¥ 20.55	¥ 43.99	¥ 51.40	¥ 40.15	¥ 74.49	¥ 74.52
20.53	43.45	50.47	39.54	72.53	72.15
18.00	18.00	18.00	18.00	18.00	17.00
1,246.99	1,236.96	1,218.79	1,183.24	1,165.94	1,102.56
759,480,693	759,480,693	759,480,693	759,480,693	759,480,693	753,940,533
18.35%	18.68%	19.25%	18.56%	20.92%	21.49%
12.85	12.27	12.58	13.08	12.93	13.00
5.51	6.40	6.67	5.48	7.99	8.49
1.99	5.15	6.16	6.12	7.53	8.20
1.19	2.49	3.03	2.40	4.23	4.29
1.65	3.58	4.28	3.42	6.59	6.97
181	165	160	159	165	160
7	8	9	10	10	12

Consolidated Balance Sheets

Financial Statements

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries March 31, 2006 and 2005	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 3) 2006
Assets			
Current assets :			
Cash and cash equivalents (Note 4)	¥ 239,222	¥ 293,356	$ 2,044,632
Time deposits	30,113	30,123	257,376
Securities (Note 5)	6,798	6,803	58,103
Trade receivables (Note 10)	436,331	413,566	3,729,325
Allowance for doubtful receivables	(7,118)	(6,935)	(60,838)
Inventories (Note 6)	76,486	77,044	653,726
Prepaid expenses and other current assets (Notes 10 and 13)	23,295	24,778	199,103
Total current assets	805,127	838,735	6,881,427
Investments and advances :			
Non-consolidated subsidiaries and associated companies (Note 10)	11,355	9,685	97,051
Investment securities (Note 5)	221,253	158,841	1,891,051
Other (Note 10)	2,674	1,689	22,855
Total investments and advances	235,282	170,215	2,010,957
Property, plant and equipment, at cost (Notes 7 and 14) :			
Land	119,400	120,526	1,020,513
Buildings	424,734	410,656	3,630,205
Machinery and equipment	959,494	899,281	8,200,803
Construction in progress	30,532	26,516	260,957
Total	1,534,160	1,456,979	13,112,478
Accumulated depreciation	(965,194)	(928,970)	(8,249,521)
Net property, plant and equipment	568,966	528,009	4,862,957
Other assets (Note 13)	53,002	63,170	453,009
Total assets	¥ 1,662,377	¥ 1,600,129	$ 14,208,350

The accompanying notes are an integral part of these consolidated financial statements.

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries March 31, 2006 and 2005	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 3) 2006
Liabilities and Stockholders' Equity			
Current liabilities :			
Short-term bank loans (Note 7)	¥ 11,654	¥ 12,425	$ 99,607
Current portion of long-term debt (Note 7)	2,620	4,030	22,393
Trade payables (Note 10)	311,567	302,667	2,662,966
Accrued expenses (Note 10)	37,850	36,371	323,504
Income taxes payable (Note 13)	28,170	31,018	240,769
Other current liabilities (Notes 10 and 13)	61,022	64,484	521,556
Total current liabilities	452,883	450,995	3,870,795
Long-term liabilities :			
Long-term debt (Note 7)	53,720	56,400	459,145
Liability for retirement benefits (Note 8)	58,448	59,060	499,556
Other long-term liabilities (Note 13)	6,119	341	52,299
Total long-term liabilities	118,287	115,801	1,011,000
Minority interests	27,898	25,389	238,444
Contingent liabilities (Note 17)			
Stockholders' equity :			
Common stock -			
Authorized : 1,490,000,000 shares;			
Issued : 740,480,693 shares in 2006 and 750,480,693 shares in 2005 (Note 9)	114,464	114,464	978,325
Capital surplus (Note 9)	144,909	144,905	1,238,538
Retained earnings (Note 9)	806,447	774,653	6,892,709
Unrealized gain on available-for-sale securities	55,489	30,441	474,265
Foreign currency translation adjustments	(549)	(4,891)	(4,692)
Treasury stock, at cost			
35,508,592 shares in 2006 and 35,403,863 shares in 2005 (Note 9)	(57,451)	(51,628)	(491,034)
Total stockholders' equity	1,063,309	1,007,944	9,088,111
Total liabilities, minority interests and stockholders' equity	¥ 1,662,377	¥ 1,600,129	$ 14,208,350

Consolidated Statements of Income

Financial Statements

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries Years ended March 31, 2006 and 2005	*Millions of yen*		*Thousands of U.S. dollars (Note 3)*
	2006	2005	2006
Net sales (Note 18)	¥ 1,507,506	¥ 1,424,943	$ 12,884,667
Cost of sales (Notes 11, 15 and 18)	1,202,160	1,121,374	10,274,872
Gross profit	305,346	303,569	2,609,795
Selling, general and administrative expenses (Notes 11, 15 and 18)	184,676	183,041	1,578,427
Operating income	120,670	120,528	1,031,368
Other income (expenses) (Note 12):			
Interest and dividend income	2,727	2,368	23,308
Interest expenses	(1,324)	(1,232)	(11,316)
Equity in gains (losses) of associated companies	442	(298)	3,778
Net loss on disposal of property, plant and equipment	(1,898)	(7,603)	(16,222)
Net gain on sales of marketable securities and investment securities	3,680	191	31,453
Loss on devaluation of investment securities	(1,651)	(1,077)	(14,111)
Payments of special retirement benefits	(717)	(1,985)	(6,128)
Loss on discontinued business	-	(976)	-
Amortization of transitional obligation for retirement benefits (Note 8)	-	(3,501)	-
Provision for retirement benefits (Note 8)	(1,810)	-	(15,470)
Reversal of liability for retirement benefits (Note 8)	-	3,719	-
Impairment loss on fixed assets (Note 14)	(7,346)	-	(62,786)
Provision for doubtful receivables	-	(1,016)	-
Other	1,867	(1,432)	15,955
	(6,030)	(12,842)	(51,539)
Income before income taxes and minority interests	114,640	107,686	979,829
Income taxes (Note 13):			
Current	47,550	43,072	406,410
Deferred	515	3,194	4,402
	48,065	46,266	410,812
	66,575	61,420	569,017
Minority interests	(1,387)	(1,483)	(11,855)
Net income	¥ 65,188	¥ 59,937	$ 557,162

	yen		*U.S. dollars (Note 3)*
Net assets per common share	¥ 1,507.90	¥ 1,409.18	$ 12.89
Net income per common share:			
Primary	91.23	82.56	0.78

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries Years ended March 31, 2006 and 2005	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 3) 2006
Common stock:			
Balance at beginning of year	¥ 114,464	¥ 114,464	$ 978,325
Balance at end of year	¥ 114,464	¥ 114,464	$ 978,325
Capital surplus:			
Balance at beginning of year	¥ 144,905	¥ 144,901	$ 1,238,504
Gain on sales of treasury stocks	4	4	34
Balance at end of year	¥ 144,909	¥ 144,905	$ 1,238,538
Retained earnings:			
Balance at beginning of year	¥ 774,653	¥ 743,393	$ 6,620,966
Net income	65,188	59,937	557,162
Cash dividends (Note 9)	(18,252)	(15,942)	(156,000)
Bonuses to directors	(271)	(231)	(2,316)
Increase resulting from change in consolidation scope	-	280	-
Disposal of treasury stocks	(14,871)	(12,784)	(127,103)
Balance at end of year	¥ 806,447	¥ 774,653	$ 6,892,709

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Financial Statements

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries Years ended March 31, 2006 and 2005	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 3) 2006
Cash flows from operating activities :			
Income before income taxes and minority interests	¥ 114,640	¥ 107,686	$ 979,829
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation	87,264	80,440	745,846
Impairment loss on fixed assets	7,346	-	62,786
Provision for doubtful receivables (net)	(1,060)	5,647	(9,060)
Provision for retirement benefits (net)	(971)	(842)	(8,299)
Equity in losses (gains) of associated companies	(442)	298	(3,778)
Amortization of consolidation goodwill (net)	1,080	1,669	9,231
Interest and dividend income	(2,727)	(2,368)	(23,308)
Interest expenses	1,324	1,232	11,316
Net gain on sales of marketable securities and investment securities	(3,680)	(191)	(31,453)
Loss on devaluation of investment securities	1,651	1,077	14,111
Net loss on disposal of property, plant and equipment	1,898	7,603	16,222
Increase in trade receivables	(19,696)	(11,342)	(168,342)
(Increase) decrease in inventories	1,547	(6,635)	13,222
Increase in trade payables	5,670	28,751	48,462
Other	(1,540)	1,745	(13,161)
Sub-total	192,304	214,770	1,643,624
Payments of special retirement benefits	(717)	(1,985)	(6,128)
Payments of income taxes	(49,914)	(34,443)	(426,616)
Net cash provided by operating activities	141,673	178,342	1,210,880
Cash flows from investing activities :			
Net (increase) decrease in time deposits	18	(29,753)	154
Payments for purchases of marketable securities	-	(11)	-
Proceeds from sales of marketable securities	6,711	6,706	57,359
Payments for purchases of property, plant and equipment	(129,472)	(73,715)	(1,106,598)
Proceeds from sales of property, plant and equipment	4,978	980	42,547
Payments for purchases of investment securities	(32,157)	(22,414)	(274,846)
Proceeds from sales of investment securities	5,093	5,282	43,530
Interest and dividend received	3,043	2,753	26,009
Other	(9,995)	(16,057)	(85,429)
Net cash used in investing activities	(151,781)	(126,229)	(1,297,274)
Cash flows from financing activities :			
Net decrease in short-term bank loans	(1,309)	(1,736)	(11,188)
Proceeds from long-term debt	585	1,033	5,000
Repayments of long-term debt	(4,998)	(4,130)	(42,718)
Interest paid	(1,333)	(1,233)	(11,394)
Dividend paid	(18,962)	(16,451)	(162,068)
Payments for purchases of treasury stocks	(20,717)	(18,093)	(177,068)
Other	22	42	188
Net cash used in financing activities	(46,712)	(40,568)	(399,248)
Effect of exchange rate changes on cash and cash equivalents	2,686	(21)	22,958
Net increase (decrease) in cash and cash equivalents	(54,134)	11,524	(462,684)
Cash and cash equivalents at beginning of year	293,356	279,368	2,507,316
Cash and cash equivalents of newly consolidated subsidiaries	-	2,464	-
Cash and cash equivalents at end of year	¥ 239,222	¥ 293,356	$ 2,044,632

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries March 31, 2006 and 2005

1. Basis of Presenting the Consolidated Financial Statements

Dai Nippon Printing Co., Ltd. (hereinafter referred to as the "Company") and its domestic subsidiaries maintain their books of account and prepare their financial statements in conformity with accounting principles and practices generally accepted in Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Financial Services Agency of Japan as required by the Securities and Exchange Law of Japan. Certain reclassifications of accounts and modifications have been made in the accompanying consolidated financial statements to facilitate understanding by readers outside Japan. Certain reclassifications have also been made in the 2005 financial statements to conform with current classifications. In addition, the notes to the consolidated financial statements include additional information which is also not required for disclosure under accounting principles and practices generally accepted in Japan.

2. Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant majority-owned subsidiaries. All significant intercompany accounts and intercompany transactions have been eliminated in consolidation.

The fiscal year-end of the consolidated subsidiaries is the same as that of the Company except for twenty four subsidiaries whose fiscal years end December 31. Significant transactions between December 31 and March 31 are reflected in the consolidated financial statements.

Investments in non-consolidated subsidiaries are stated at cost and, for valuation of such investments, the equity method has not been applied since these investments are considered immaterial in the aggregate. However, investments are devalued if the decline in value is judged to be other than temporary.

Investments in 20% to 50% associated companies are accounted for by the equity method.

The differences between costs and underlying net assets at the date of investment in consolidated subsidiaries are included in other assets or other long-term liabilities and are amortized over a period not exceeding five years.

Translation of foreign currency accounts

Monetary assets and liabilities denominated in foreign currencies of the Company and its domestic subsidiaries are translated into Japanese yen at the exchange rates at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rates prevailing during the year. The resulting translation gains (or losses) are included in other income (or expenses).

The translation of foreign currency financial statements of foreign consolidated subsidiaries into Japanese yen has been made for consolidation purposes in accordance with the translation method prescribed in the accounting standard for foreign currency transactions. The balance sheet accounts of the foreign consolidated subsidiaries are translated at the exchange rates in effect at the balance sheet date, except for common stock and capital surplus, which are translated at historical rates. Revenue and expense accounts are translated at the average exchange rates during the year. The resulting translation adjustments are presented as "foreign currency translation adjustments" which is shown as a separate component of stockholders' equity in the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturities that they present insignificant risk of changes in value because of changes in interest rates.

Inventories

Inventories are stated at cost which is determined substantially by the average method.

Marketable securities and investment securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: i) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost and ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of stockholders' equity.

Non-marketable securities are stated at cost determined by the average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

Property, plant and equipment and depreciation

Property, plant and equipment are carried at cost. Major renewals and additions are capitalized, while minor renewals, maintenance and repairs are charged to income when incurred. Interest expenses on capital expenditures during the construction stage are not capitalized.

Depreciation of property, plant and equipment is principally computed by the declining-balance method at rates based on estimated useful lives. However, depreciation of buildings acquired on or after April 1, 1998 is computed by the straight-line method.

The estimated useful lives for depreciation purposes range as follows:

Buildings	3 to 50 years
Machinery and equipment	2 to 13 years

Assets with an acquisition cost of ¥100,000 ($855) or more per unit and less than ¥200,000 ($1,709) per unit, acquired on or after April 1, 1998, are depreciated over three years on a straight-line basis, whereby one-third of such acquisition cost may be taken as depreciation expense each year.

Intangible assets

Intangible assets included in other assets are carried at cost less accumulated amortization calculated by the straight-line method over their estimated useful lives. Software development costs for internal use included in intangible assets are amortized by the straight-line method over five years.

Impairment of fixed assets

In August 2002, the Business Accounting Council of Japan issued a Statement of Opinion, Accounting for Impairment of Fixed Assets, and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No.6, Guidance for Accounting Standard for Impairment of Fixed Assets. These new pronouncements are effective for fiscal years beginning on or after April 1, 2005.

The standard requires that fixed assets be reviewed for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the year ended March 31, 2006 by ¥7,158 million ($61,179 thousand).

Liability for retirement benefits

Effective April 1, 2000, the Company and several domestic significant consolidated subsidiaries applied a new accounting standard for employees' retirement benefits. Under the accounting standard, accrued pension and liability for employees retirement benefits has been provided based on the estimated amounts of projected pension and severance obligation and fair value of plan assets at the end of the fiscal year. Prior service cost is being amortized as incurred by the straight-line method over the period within the average remaining service periods of the eligible employees. Actuarial gains and losses have been amortized from the following fiscal year by the declining balance method over the periods within the average remaining service periods of the eligible employees.

The transitional obligation determined as of April 1, 2000 is being amortized over five years. The transitional obligation was a net amount after deducting the contributed securities to the employees' retirement benefits trust from the gross amount of transitional projected benefits obligation determined as of April 1, 2000.

Research and development expenses

Research and development expenses are charged to income as incurred.

Accounting for leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for in the same manner as operating leases under generally accepted accounting principles in Japan.

Income taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

Income taxes on undistributed earnings have been provided for foreign subsidiaries, but not for domestic companies, as such earnings, if distributed in the form of dividends, are not taxable under the current Japanese tax laws.

Derivatives and hedging activities

The Company and certain consolidated subsidiaries use derivative financial instruments ("derivatives") for foreign currency forward contracts to manage their exposures to fluctuations in foreign exchange associated with certain accounts receivable and payable, including forecasted transactions, denominated in foreign currencies. The Company and its subsidiaries do not enter into derivatives contracts for speculative purposes.

While the trade accounts receivable and payable denominated in foreign currencies of the Company and domestic subsidiaries which are comprehensively covered by foreign currency forward contracts are translated at the exchange rate at the balance sheet date, such forward contracts are recognized as assets or liabilities and measured at fair value, and the related gains or losses are currently recorded in the statement of income.

The trade accounts receivable and payable denominated in foreign currencies of the Company and domestic subsidiaries which are individually covered by foreign currency forward contracts are translated at the contracted rates because such treatment is also allowed to be elected under the accounting standard if the forward contracts qualify for hedge accounting.

The forward contracts for forecasted transactions such as export sales and import purchases are measured at the fair value, but the unrealized gains/losses are deferred until the underlying transactions are completed.

Net assets and income per common share

Net assets per common share were computed based on the number of shares outstanding after deducting treasury stock at March 31, 2006 and 2005, respectively.

Primary amounts of net income per share were computed on the average number of shares of common stock outstanding after deducting treasury stocks during each year. Fully diluted net income per share is not disclosed because the Company has not issued any dilutive securities.

3. Basis of Translating Financial Statements

The consolidated financial statements are expressed in Japanese yen in accordance with accounting principles and practices generally accepted in Japan. The Japanese yen amounts have been translated into U.S. dollar amounts, solely for the convenience of the reader, at the rate of ¥117=U.S. $1, the approximate exchange rate on the Tokyo Foreign Exchange Market at March 31, 2006. Such translations should not be construed as representations that the Japanese yen at that or any other rate could be converted into U.S. dollars.

4. Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2006 and 2005 were comprised of the following:

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
	2006	*2005*	*2006*
Cash and deposits	¥ 238,222	¥ 290,357	$ 2,036,085
(excluding time deposits with a maturity over three months)			
Other short-term investment	1,000	2,999	8,547
	¥ 239,222	¥ 293,356	$ 2,044,632

5. Marketable Securities and Investment Securities

The acquisition cost and aggregate fair value of marketable and investment securities classified as available-for-sale securities as of March 31, 2006 and 2005 were as follows:

	Millions of yen			
March 31, 2006	*Acquisition cost*	*Unrealized gains*	*Unrealized losses*	*Fair value*
Stocks	¥ 66,927	¥ 95,958	¥ 2,020	¥ 160,865
Others	40,864	46	325	40,585
Total	¥ 107,791	¥ 96,004	¥ 2,345	¥ 201,450

	Thousands of U.S. dollars (Note 3)			
	Acquisition cost	*Unrealized gains*	*Unrealized losses*	*Fair value*
Stocks	$ 572,026	$ 820,154	$ 17,265	$ 1,374,915
Others	349,265	393	2,778	346,880
Total	$ 921,291	$ 820,547	$ 20,043	$ 1,721,795

March 31, 2005	Acquisition cost	Unrealized gains	Unrealized losses	Fair value
	Millions of yen			
Stocks	¥ 57,378	¥ 53,491	¥ 2,025	¥ 108,844
Others	27,777	71	20	27,828
Total	¥ 85,155	¥ 53,562	¥ 2,045	¥ 136,672

The proceeds from sales of available-for-sale securities for the years ended March 31, 2006 and 2005 were ¥5,057 million ($43,222 thousand) and ¥1,243 million, respectively. The gross realized gains on these sales for the years ended March 31, 2006 and 2005 were ¥3,713 million ($31,735 thousand) and ¥465 million, respectively, and the gross realized losses on these sales for the years ended March 31, 2006 and 2005 were ¥33 million ($282 thousand) and ¥275 million, respectively.

The following summarized carrying amounts of securities with no fair value as of March 31, 2006 and 2005:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	2005	2006
Held-to-maturity debt securities-			
Non-listed foreign securities	¥ 3,000	¥ 3,000	$ 25,641
Others	-	11	-
Available-for-sale securities-			
Non-listed equity securities	¥ 23,560	¥ 25,926	$ 201,368
Others	41	35	350

The redemption schedules for securities with maturities classified as held-to-maturity debt securities and other securities at March 31, 2006 and 2005 were as follows:

March 31, 2006	Due in one year or less	Due after one year through five years	Due after five years through ten years
	Millions of yen		
Government bonds	¥ 6,700	¥ 20,000	¥ -
Corporate bonds	-	60	30
Other bonds	-	-	12,000
	¥ 6,700	¥ 20,060	¥ 12,030

	Due in one year or less	Due after one year through five years	Due after five years through ten years
	Thousands of U.S. dollars (Note 3)		
Government bonds	$ 57,265	$ 170,940	$ -
Corporate bonds	-	513	256
Other bonds	-	-	102,565
	$ 57,265	$ 171,453	$ 102,821

March 31, 2005	Millions of yen Due in one year or less	Due after one year through five years	Due after five years through ten years
Government bonds	¥ 6,791	¥ 16,976	¥ -
Corporate bonds	11	5	30
Other bonds	-	-	7,000
	¥ 6,802	¥ 16,981	¥ 7,030

6. Inventories

Inventories at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	2005	2006
Finished products	¥ 30,459	¥ 31,752	$ 260,333
Work in process	27,427	29,607	234,419
Raw materials	18,600	15,685	158,974
	¥ 76,486	¥ 77,044	$ 653,726

7. Short-term Bank Loans and Long-term Debt

Short-term bank loans at March 31, 2006 and 2005 were represented by bank loans and bank overdrafts, etc. bearing interest at an average rate of 2.90 % per annum for 2006 and 2.11% per annum for 2005.

Long-term debt at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	2005	2006
Unsecured debentures			
1.67% due 2014	¥ 50,000	¥ 50,000	$ 427,350
Mortgage loans, maturing 2006-2011	3,375	3,983	28,846
Unsecured loans, maturing 2006-2010	2,965	6,447	25,342
	56,340	60,430	481,538
Current portion of long-term debt	(2,620)	(4,030)	(22,393)
	¥ 53,720	¥ 56,400	$ 459,145

Mortgage loans were secured by property, plant and equipment amounting to ¥7,010 million ($59,915 thousand) and ¥6,390 million at March 31, 2006 and 2005, respectively.

With minor exceptions, interest rates on mortgage loans ranged from 0.99 % to 5.64% per annum for 2006 and from 0.99% to 4.04% per annum for 2005, while interest rates on unsecured loans ranged from 0.86 % to 1.18 % per annum for 2006 and from 0.60% to 2.04% per annum for 2005.

The aggregate annual maturities of long-term debt after March 31, 2006 were as follows:

	Millions of yen	Thousands of U.S. dollars (Note 3)
Year ending March 31		
2007	¥ 2,620	$ 22,394
2008	2,044	17,470
2009	1,082	9,248
2010	520	4,444
2011	74	632
2012 and thereafter	50,000	427,350
	¥ 56,340	$ 481,538

8. Retirement Benefits

The Company and its domestic subsidiaries have several defined benefit retirement plans covering all of their employees, i.e. corporate pension plan, tax-qualified non-contributory pension plan, a governmental welfare contributory pension plan and lump-sum retirement plan. Upon retirement or termination of employment for reasons other than the cause of dismissal, employees are entitled to lump-sum payments based on the current rate of pay, length of services and accumulated number of points determined based on the employment services.

Under the Defined Benefit Pension Plan Law, the Company has established new defined benefit pension plans on March 1, 2005 under which ninety percent of the retirement benefit liability of the Company is covered by the employees' pension fund. The prior service costs of ¥1,922 million resulting from application of the revised benefit plan is amortized over the period of six years from the fiscal year ended March 31, 2005.

Several subsidiaries have also participated in the new defined benefit pension plans on October 1, 2005. The prior service costs of ¥8,748 million ($74,769 thousand) is amortized over the period of six years from the fiscal year ended March 31, 2006.

The liability for employees' retirement benefits at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	2005	2006
Projected benefit obligation	¥ 148,799	¥ 131,792	$ 1,271,786
Fair value of plan assets	(79,756)	(62,197)	(681,675)
Unrecognized actuarial loss	(2,816)	(9,452)	(24,068)
Unrecognized prior service cost	(8,605)	(1,637)	(73,547)
Prepaid pension cost	826	554	7,060
Net liability	¥ 58,448	¥ 59,060	$ 499,556

The components of net periodic benefit costs were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	2005	2006
Service cost	¥ 7,614	¥ 6,590	$ 65,077
Interest cost	3,215	2,928	27,479
Expected return on plan assets	(1,410)	(920)	(12,052)
Amortization of transitional projected benefit obligation	-	3,501	-
Actuarial loss	1,281	2,070	10,949
Amortization of prior service cost	1,783	322	15,239
Loss on change of calculation basis for retirement benefits	1,810	-	15,470
Net periodic benefit costs	14,293	14,491	122,162
Reversal of liability for employees' retirement benefits	-	(3,719)	-
Total	¥ 14,293	¥ 10,772	$ 122,162

Assumptions used for the years ended March 31, 2006 and 2005 were set forth as follows:

	2006	2005
Attribution method of estimated benefits to periods of services	Straight-line method	Straight-line method
Discount rate	2.5%	2.5%
Expected rate of return on plan assets	2.1%	2.1%
Recognition period of actuarial gain/loss	11 years	11 years
Amortization period of transitional obligation	-	5 years
Amortization period of prior service cost	6 years	6 years

9. Stockholders' Equity

Through May 1, 2006, Japanese companies are subject to the Japanese Commercial Code (the "Code").

Under the Code, at least 50 % of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing stockholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the stockholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the stockholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general stockholders meeting.

Upon approval by the resolution of the Board of Directors, the Company repurchased 10,000 thousand shares of common stocks at aggregate cost of ¥20,485 million ($175,085 thousand) and 10,477 thousand shares at ¥17,847 million during the year ended March 31, 2006 and 2005 respectively. Furthermore the Company disposed of 10,000 thousand shares of common stocks at aggregate cost of ¥14,871 million ($127,103 thousand) and 9,000 thousand shares at ¥12,784 million during the year ended March 31, 2006 and 2005 respectively.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. The amount of retained earnings available for dividends under the Code was ¥545,701 million ($4,664,111 thousand) as of March 31, 2006, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the stockholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semi-annual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Cash dividends and appropriations to legal reserve charged to retained earnings during the years ended March 31, 2006 and 2005 represented dividends paid out during those periods and related appropriations to this reserve. The accompanying consolidated financial statements did not include the semi-annual dividend of ¥14.00 ($0.12) per share, aggregating ¥9,879 million ($84,436 thousand) and the related appropriation to legal reserve of the Company, which were approved at the general stockholders' meeting held in June 2006 with respect to the year ended March 31, 2006.

On May 1, 2006, a new corporate law became effective, which reformed and replaced the Code with various revisions that would be applicable to events or transactions which will occur on or after May 1, 2006 and for the years ending on or after May 1, 2006.

10. Accounts with Non-consolidated Subsidiaries and Associated Companies

Account balances with non-consolidated subsidiaries and associated companies as of March 31, 2006 and 2005 were summarized as follows:

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
	2006	2005	2006
Trade receivables	¥ 10,882	¥ 10,075	$ 93,009
Other current assets	233	864	1,991
Investment securities (stock)	3,250	2,737	27,778
Long-term loans	6,504	5,357	55,590
Other investments	-	545	-
Trade payables	2,732	2,393	23,350
Accrued expenses	1,488	1,291	12,718
Other current liabilities	1,978	1,656	16,906

11. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	2005	2006
Transportation expenses	¥ 18,162	¥ 17,158	$ 155,231
Provision for doubtful receivables	-	2,975	-
Salaries and allowances	53,187	51,021	454,590
Accrued bonuses	6,454	6,293	55,162
Provision for retirement benefits	4,326	4,833	36,974
Depreciation	8,728	9,986	74,598
Research and development expenses	26,450	24,141	226,068
Other	67,369	66,634	575,804
	¥ 184,676	¥ 183,041	$ 1,578,427

Total research and development expenses (including manufacturing costs) amounted to ¥28,692 million ($245,231 thousand) and ¥26,386 million for 2006 and 2005, respectively.

12. Other Income

The following types of income from non-consolidated subsidiaries and associated companies were included in other income.

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	2005	2006
Interest and dividend income	¥ 87	¥ 95	$ 744
Leasing fees	1,195	917	10,214

13. Income Taxes

The Company and its domestic consolidated subsidiaries are subject to a number of different taxes based on income, which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.7% for the years ended March 31, 2006 and 2005, respectively.

The actual effective tax rate reflected in the accompanying consolidated statements of income differs from the normal effective statutory tax rate primarily due to the effect of permanently non-deductible expenses, current operating losses of subsidiaries and different tax rates applicable to foreign subsidiaries, etc.

The following is a reconciliation of the difference between the normal effective statutory tax rate and the actual effective tax rate for the year ended March 31, 2005, although no reconciliation for 2006 was shown because the difference was not more than five percent of the statutory tax rate.

	2005
Normal effective statutory tax rate	40.7%
Expenses not deductible for income tax purposes	2.0
Operating losses of subsidiaries-net	(2.1)
Special tax credit	(2.1)
Undistributed earnings of foreign subsidiaries	4.4
Other	0.1
Actual effective tax rate	43.0%

Net deferred tax assets at March 31, 2006 and 2005, resulting from temporary differences between the carrying amounts and the tax bases of assets and liabilities, were reflected on the accompanying consolidated balance sheets under the following captions :

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	2005	2006
Prepaid expenses and other current assets	¥ 13,334	¥ 13,158	$ 113,966
Other assets	6,510	18,509	55,641
	19,844	31,667	169,607
Other current and long-term liabilities	6,117	317	52,282
Net deferred tax assets	¥ 13,727	¥ 31,350	$ 117,325

Significant components of deferred tax assets at March 31, 2006 and 2005 were as follows :

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	2005	2006
Deferred tax assets:			
Excess provision for retirement benefits	¥ 22,972	¥ 22,469	$ 196,342
Loss on devaluation of investment securities	16,383	16,808	140,026
Excess provision for doubtful receivables	6,275	4,907	53,632
Accrued bonuses	5,821	6,296	49,752
Operating loss carryforwards	5,555	8,893	47,479
Intercompany profits	2,218	2,119	18,957
Enterprise tax payable	2,184	2,351	18,667
Impairment loss on fixed assets	2,907	-	24,846
Other	4,298	5,726	36,735
Total deferred tax assets	68,613	69,569	586,436
Less: valuation allowance	(7,328)	(8,893)	(62,632)
Total	¥ 61,285	¥ 60,676	$ 523,804
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	¥ (38,106)	¥ (20,957)	$ (325,692)
Undistributed earnings of subsidiaries	(8,180)	(7,002)	(69,915)
Other	(1,272)	(1,367)	(10,872)
Total	¥ (47,558)	¥ (29,326)	$ (406,479)
Net deferred tax assets :	¥ 13,727	¥ 31,350	$ 117,325

14. Impairment Loss on Fixed Assets

The Company and its consolidated subsidiaries reviewed the fixed assets for impairment for the year ended March 31, 2006. Fixed assets were, in principle, grouped at the business unit for impairment testing purposes. Idle assets were grouped in each assets. Loss on impairment of fixed assets for the year ended March 31, 2006 was recognized as an amount of ¥7,346 million ($62,786 thousand) due to the continued operating loss. The carrying amount of the fixed assets was written down of the following:

Location	*Function or status*	*Type of assets*
Sukagawa-shi Fukushima pre. and others	Rental assets	Land, building and others
Mihara-shi Hiroshima pre.	Idle assets (Shadow mask production equipment)	Machinery and equipment
Kitami-shi Hokkaido pre. and others	Idle assets and others	Land and others

	Millions of yen	*Thousands of U.S. dollars (Note 3)*
	2006	
Land	¥ 4,395	$ 37,564
Machinery and equipment	1,861	15,906
Buildings	1,050	8,974
Others	40	342
Total	¥ 7,346	$ 62,786

15. Leases

Where finance leases do not transfer ownership of the leased property to the lessee during the lease terms, the leased property is not capitalized and the related lease expenses are charged to income in the period incurred, as per the statement issued by the Business Accounting Deliberation Council of Japan.

Pro forma information such as acquisition cost, accumulated depreciation and net book value of the leased properties for such finance lease purposes was as follows:

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
	2006	2005	2006
Acquisition cost	¥ 32,718	¥ 34,006	$ 279,641
Accumulated depreciation	(16,514)	(18,807)	(141,145)
Net book value	¥ 16,204	¥ 15,199	$ 138,496

Lease expenses on finance lease contracts without ownership-transfer amounted to ¥8,430 million ($72,051 thousand) and ¥8,610 million for the years ended March 31, 2006 and 2005, respectively.

The amounts of outstanding future payments under finance leases due on March 31, 2006 and 2005, including the portion of interest thereon, were summarized as follows:

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
	2006	2005	2006
Future lease payments:			
One year or less	¥ 6,318	¥ 6,588	$ 54,000
More than one year	9,886	8,611	84,496
	¥ 16,204	¥ 15,199	$ 138,496

The amounts of outstanding future payments under operating leases due on March 31, 2006 and 2005 were also summarized as follows:

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
	2006	2005	2006
Future lease payments:			
One year or less	¥ 584	¥ 734	$ 4,992
More than one year	2,799	2,676	23,923
	¥ 3,383	¥ 3,410	$ 28,915

16. Derivative Financial Instruments

Nature of Derivative Financial Instruments:

The Company and certain consolidated subsidiaries enter into derivative financial instruments ("derivatives") for foreign currency forward contracts to hedge foreign exchange risks associated with certain accounts receivable and accounts payable, including forecasted transactions, denominated in foreign currencies. The Company and its subsidiaries do not hold derivatives for speculative purposes.

Derivatives are subject to market risks and credit risks. Because the counterparties to those derivatives are limited to major international financial institutions, the Company and its subsidiaries do not anticipate any losses arising from credit risks. The basic policies for the use of derivatives are established in the Company's internal regulations and the execution and control of derivatives are controlled by the Accounting Department.

Fair value of Derivative Financial Instruments:

The contracted amount and fair value of derivatives for foreign currency forward contracts at March 31, 2006 and 2005 were as follows:

	Millions of yen		
2006	Contracted amount	Fair value	Unrealized loss
Receivables:			
U.S.dollars	¥ 10,063	¥ 10,166	¥ 103
Euro	824	843	19
	¥ 10,887	¥ 11,009	¥ 122

	Thousands of U.S. dollars (Note 3)		
2006	Contracted amount	Fair value	Unrealized loss
Receivables:			
U.S.dollars	$ 86,009	$ 86,889	$ 880
Euro	7,042	7,205	163
	$ 93,051	$ 94,094	$ 1,043

	Millions of yen		
2005	Contracted amount	Fair value	Unrealized loss
Receivables:			
U.S.dollars	¥ 12,095	¥ 12,499	¥ 404
Euro	486	492	6
	¥ 12,581	¥ 12,991	¥ 410

Fair value was determined based on the foreign currency forward exchange market rates. Foreign currency forward contracts which qualified for hedge accounting for the years ended March 31, 2006 and 2005 and were assigned to the associated assets and liabilities or deferred until completion of the forecasted transactions were excluded from disclosure of the above fair value information.

17. Contingent Liabilities

The Company was guarantor of bank loans of an other company, amounting to approximately ¥103 million ($879 thousand) and ¥92 million at March 31, 2006 and 2005, respectively. It is common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in settlement of trade accounts receivable and to subsequently discount such notes at banks. At March 31, 2006 and 2005, the Company and its consolidated subsidiaries were contingently liable on trade notes discounted in the amount of ¥820 million ($7,009 thousand) and ¥1,150 million, respectively. Notes discounted were accounted for as sales.

18. Business Segment Information

Industry segments:

The Company and its consolidated subsidiaries' primary business industries principally consist of Printing and Beverage operations. The Printing business includes three segments : Information Communication, Lifestyle and Industrial Supplies, and Electronics.

The following tables present certain financial information, including net sales, costs and expenses, operating income, assets, depreciation, impairment loss and capital expenditures regarding the Company's industry segments at March 31, 2006 and 2005 and for the years then ended.

Millions of yen

For 2006 :	Printing: Information Communication	Printing: Lifestyle and Industrial Supplies	Printing: Electronics	Beverages	Total	Elimination and /or corporate	Consolidated
Net sales :							
Outside customers	¥ 655,974	¥ 478,368	¥ 296,767	¥ 76,397	¥ 1,507,506	¥ -	¥ 1,507,506
Inter-segment	6,501	1,615	-	55	8,171	(8,171)	-
Total	662,475	479,983	296,767	76,452	1,515,677	(8,171)	1,507,506
Costs and expenses	611,460	442,392	258,955	76,164	1,388,971	(2,135)	1,386,836
Operating income	¥ 51,015	¥ 37,591	¥ 37,812	¥ 288	¥ 126,706	¥ (6,036)	¥ 120,670
Assets, depreciation, impairment loss and capital expenditures :							
Assets	¥ 522,421	¥ 436,190	¥ 366,247	¥ 41,562	¥ 1,366,420	¥ 295,957	¥ 1,662,377
Depreciation	¥ 19,298	¥ 23,211	¥ 39,516	¥ 3,858	¥ 85,883	¥ 1,381	¥ 87,264
Impairment loss	¥ -	¥ 13	¥ 1,861	¥ 64	¥ 1,938	¥ 5,408	¥ 7,346
Capital expenditures	¥ 26,601	¥ 28,818	¥ 74,655	¥ 4,483	¥ 134,557	¥ 1,502	¥ 136,059

Thousands of U.S. dollars (Note 3)

For 2006 :	Printing: Information Communication	Printing: Lifestyle and Industrial Supplies	Printing: Electronics	Beverages	Total	Elimination and /or corporate	Consolidated
Net sales :							
Outside customers	$ 5,606,616	$ 4,088,615	$ 2,536,470	$ 652,966	$ 12,884,667	$ -	$ 12,884,667
Inter-segment	55,564	13,804	-	470	69,838	(69,838)	-
Total	5,662,180	4,102,419	2,536,470	653,436	12,954,505	(69,838)	12,884,667
Costs and expenses	5,226,154	3,781,128	2,213,291	650,974	11,871,547	(18,248)	11,853,299
Operating income	$ 436,026	$ 321,291	$ 323,179	$ 2,462	$ 1,082,958	$ (51,590)	$ 1,031,368
Assets, depreciation, impairment loss and capital expenditures :							
Assets	$ 4,465,137	$ 3,728,120	$ 3,130,316	$ 355,231	$ 11,678,804	$ 2,529,546	$ 14,208,350
Depreciation	$ 164,940	$ 198,385	$ 337,744	$ 32,974	$ 734,043	$ 11,803	$ 745,846
Impairment loss	$ -	$ 111	$ 15,906	$ 547	$ 16,564	$ 46,222	$ 62,786
Capital expenditures	$ 227,359	$ 246,308	$ 638,077	$ 38,316	$ 1,150,060	$ 12,838	$ 1,162,898

For 2005 :	Printing: Information Communication	Printing: Lifestyle and Industrial Supplies	Printing: Electronics	Beverages	Total	Elimination and /or corporate	Consolidated
	Millions of yen						
Net sales :							
Outside customers....	¥ 633,499	¥ 448,832	¥ 269,626	¥ 72,986	¥ 1,424,943	¥ -	¥ 1,424,943
Inter-segment...........	7,157	1,134	-	-	8,291	(8,291)	-
Total	640,656	449,966	269,626	72,986	1,433,234	(8,291)	1,424,943
Costs and expenses	591,305	413,947	229,936	71,383	1,306,571	(2,156)	1,304,415
Operating income	¥ 49,351	¥ 36,019	¥ 39,690	¥ 1,603	¥ 126,663	¥ (6,135)	¥ 120,528
Assets, depreciation and capital expenditures :							
Assets	¥ 499,407	¥ 420,395	¥ 313,809	¥ 43,897	¥ 1,277,508	¥ 322,621	¥ 1,600,129
Depreciation.............	¥ 19,338	¥ 22,914	¥ 33,069	¥ 3,796	¥ 79,117	¥ 1,323	¥ 80,440
Capital expenditures....	¥ 18,122	¥ 21,119	¥ 39,007	¥ 2,895	¥ 81,143	¥ 4,914	¥ 86,057

Information by geographic area:

Disclosure of information by geographic area was not required as domestic sales and assets exceeded 90% of consolidated sales and assets, respectively, before elimination, for all segments for the years ended March 31, 2006 and 2005.

Overseas sales:

Overseas sales of the Company and its consolidated subsidiaries for the years ended March 31, 2006 and 2005 are as follows :

	Millions of yen				*Thousands of U.S. dollars (Note 3)*
	2006		2005		2006
	Amount	*Ratio:(a)/(b)*	*Amount*	*Ratio:(a)/(b)*	
Overseas sales (a)					
Asia	¥ 190,514	12.6%	¥ 158,373	11.1%	$ 1,628,325
Other	68,968	4.6%	74,665	5.2%	589,470
Total..	¥ 259,482	17.2%	¥ 233,038	16.4%	$ 2,217,795
Consolidated net sales (b)	¥ 1,507,506		¥ 1,424,943		$ 12,884,667

Independent Auditors' Report

To the Board of Directors of
Dai Nippon Printing Co., Ltd.

We have audited the accompanying consolidated balance sheets (expressed in Japanese yen) of Dai Nippon Printing Co., Ltd. and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dai Nippon Printing Co., Ltd. and consolidated subsidiaries as of March 31, 2006 and 2005, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As noted in significant accounting policies, the Company and its consolidated subsidiaries applied the accounting standard for impairment of fixed assets for the year ended March 31, 2006. This application was made in accordance with the new accounting standard effective for fiscal years beginning on or after April 1, 2005.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Tokyo, Japan
June 29, 2006

Meiji Audit Corporation
MEIJI AUDIT CORPORATION

Printing Processes and Expansion Printing

Basic Technologies and Advanced Products that Grew Out of Them: Process by Process

Printing can be defined as a generic term for techniques of transferring ink from an image on a form plate to another object in order to reproduce the original image. It entails five main processes:

1) planning, 2) film making, 3) plate making, 4) printing and 5) binding/post-processing. Through these five main processes, we have cultivated a truly wide range of skills and expertise.

First, planning: this requires an amalgamation of knowledge and skills related to various fields, including marketing, media selection, planning, and the collection, editing, and processing of information. The preparation of form plates, including film making and platemaking, requires skills like sophisticated digital image processing, color management, optics, and micro-processing. The actual printing process entails skills and knowledge related to paper, film, or other material to be printed, ink and a wide range of other materials, application techniques for fixing ink, and the mechanical skills required for the smooth operation of printing presses. Binding and post-


step 1
Planning
These pre-press processes start with deciding the general direction of what the customer wants. Then we prepare, design, edit, and lay out text and photographs, etc. to be printed.
step 2
Film making
In this step we make a film based on the text, images and patterns, etc. of the copy. In the analog methods of the past, a camera was used to make the film. Today, however, we use digital methods whereby data is output directly on film by an imagesetter.
step 3
Platemaking
In this process we make the plate that is set on the printing machine to do the actual printing.
Prepare copy to be printed
Make printing plate
Process text and photo images
Precision/micro-fabrication
Information Processing Technologies
Patterning Technologies
• Digital Contents
• Internet Mall
• Mobile Phone Services
• Database Management
• Fraud Prevention
• Security Applications
• Telecom/ Broadcasting Contents
• System Solutions, etc.
• Display Components
• Electronic Devices/ Semiconductor-related Products, etc.

processing involves skills needed to finish a variety of printed products, including bound-in sleeves, CD-ROM bindings, packaging material productions, and the formation of cups and PET bottles.

As the reader can see, printing is a complex process with both soft and hard aspects. It requires the integration of content, all types of media, materials, and control of mechanical systems.

step 4

Printing

step 5

Binding/ post-processing

This step entails a number of processes after printing. Besides binding, which means forming printed pages into books or pamphlets, we do whatever processes are necessary to create the final products.

Printing — Forming the final product

Select and develop materials | Develop application methods | Add functionality and value

Coating/ Transferring Technologies | **Post-Processing Technologies**

- Film Packaging
- Paper Containers
- Steel Exterior Material
- Wood-grain Building Materials
- Wall Coverings
- Modular Bathroom Interiors
- High-Function Optical Film
- Components of Solar Battery Modules, etc.

- Ink Ribbons
- Electrode Material for Lithium-Ion Rechargeable Batteries
- Image Receiving Paper for Digital Photos, etc.

- Books and Magazines
- Pop-Up Picture Books
- Point of Purchase Materials
- Paper Cups
- Plastic Containers
- All Types of Packages
- Beverage Cartons
- PET Bottles
- Laminated Tubes, etc.

Technologies and Their Applications

Information Processing Technologies

Treating Text and Images as Information and Processing Them Flexibly to Suit Various Media

Before we begin to actually print something, there are preparatory processes in which we handle the text, photos, illustrations or other material to be printed as information. As part of this prepress process, we consider the printing method, size, materials, and methods of expression that will convey the material clearly, legibly, and most effectively. We then process the material according to the most effective mode of expression. Our job includes organizing and storing the processed information so that it can be revised and re-used in the future, as is often done with dictionaries, contact lists and product catalogues.

DNP's information processing skills are not limited to the domain of paper printing, but have evolved to include all kinds of media. The range of fields that we deal with expanded particularly suddenly in the 1970s, with the digitalization of printing processes.

Information processing technologies include image processing techniques, such as those aimed at optimizing the colors, outline, contrast, or coloration used in an image, data conversion techniques (e.g. converting the language, format, or size of a data file to fit paper, CD-ROM, Internet, or other media), and data-basing techniques for organizing, storing, and managing information.

We have expanded our business to include information processing services (IPS) that entail data input, printing and sending of personalized mail, digitizing of cultural assets like pictures or other art objects, digital archiving based on designing databases that are easy to search and use, and data center operations that provide high-security environments, including secure physical infrastructure.

Most recently, in light of the new demand for personal data protection, anti-counterfeit, and product traceability, DNP's information processing technology has become more advanced than ever. The information that our customers ask us to print is valuable material. Thanks to a corporate climate that allows us to take good care of that information, and thanks to our track record for taking good care of highly confidential printed matter such as bankbooks, bank cards and stock certificates, we have earned a high degree of trust from our customers. By combining hardware in the form of smart cards and IC tags with software applications, we are expanding into areas of information processing that other industries have not entered.

Examples of Information Processing Technology Applications

DNP has used its digital information processing expertise to address a variety of electronic media, including CD-ROMs, DVDs, the Internet and broadcasting. We have expanded our business to prepare for a full-fledged ubiquitous society — in which necessary information is accessible anywhere, anytime — and to meet the demand for personal data protection.

Application Example 1 Development of User-Oriented Media

With the rapid progress of computerization, information interfaces between consumers and corporations are becoming more and more diverse. In order to transmit information more effectively, it is important to understand how a target group of consumers uses information, and to develop media that is most suited to their information usage style.

DNP set about computerizing its typesetting operations in the 1970s. This included digitizing the original font, Shueitai, that we developed in the early 1900s. In 1985, we produced the world's first electronic dictionary on CD-ROM, after which we were quick to begin Internet (via PCs and cell phones) and digital broadcasting. In 2005, we made our Shueitai font compatible with JIS standards 3 and 4, and adapted it for use in word processing software. In 2006, we developed a version of Shueitai that is easier to read on digital displays.

DNP has refined its information processing technologies in order to make information easy to read and easy to communicate. Going forward, we intend to continue expanding our business along with developments in information media.



説▸説
あ▸あ

Left: Traditional Shueitai font Right: Shueitai font adapted for easy reading on digital display

Application Example 2 Responding to the Need for Advanced Information Security

Demand for information security is rapidly increasing, due partly to the passage of Japan's Personal Information Protection Act and Law Concerning Electronic Signatures and Certification Services, as well as measures aimed at preventing corporate data leakage. There is especially strong demand for reinforcement of systems that protect and manage important information.

Since its founding, DNP has carefully guarded the manuscripts that it received from corporate clients. Through this careful handling, we honed our information processing skills. We developed technologies for organizing information into databases, for efficiently reusing information, and for building more secure network systems and products with improved anti-counterfeiting functions.

Recently, we have been building systems with such functions as smart card-controlled computer boot-up, data encoding, restricted device access requiring personal authentication, and room entry/exit control. DNP also serves as the secretariat for Shared Security Formats Cooperation (SSFC), a corporate alliance aimed at creating standards for office security. These are some of the ways in which DNP is responding increasingly broadly to today's demand for sophisticated information security.



Exposure, Development, and Etching: the Principles are the Same Whether the Product is Text or Semiconductors

Patterning is the art of making images on form plates to be used in the film making process that is part of the overall printing process. The image to be created on the form plate may consist of text, pictures, or a pattern.

Before the advent of full digitalization, the process of film making involved photographing camera-ready masters or original photos and exposing the images onto film to make positive film or negative film. Color photographs were separated into four colors: with tiny dots of yellow, magenta, cyan and black fixed onto four sheets of film.

The precisely drawn form plate image that was transferred from the film using patterning technology was then exposed onto a printing plate, usually made of resin or metal. Specifically, the image on the form plate was exposed onto a plate (usually made of resin or metal) that was coated with a photosensitizing agent. This is called photolithography. After exposing only the necessary parts of the resin or metal, a corrosive agent like acid was used to engrave the image. This was then washed off to make a gravure plate. This process is called etching.

As we refined this technology to the point that we now possess the most precise printing technology in the world, DNP developed its own production equipment and systems. Today, high-quality printing uses 2,400 dpi (dots per inch); each dot is just over one hundredth of a millimeter in diameter.

DNP took the ultra-fine patterning, photolithography, and etching skills that we accumulated in our printing work, and began applying these micro-processing technologies to the manufacture of electronic components. The first electronics-related product that we addressed was shadowmasks. Shadowmasks guide electron beams to a luminant; they are essential for giving color to TV images. A shadowmask is a thin steel plate, only 0.2 mm thick, containing millions of ultra-microscopic holes. It is said to be impossible to achieve the necessary precision by punching, but it is possible to quickly mass-produce shadowmasks using printing technology.

DNP has already refined its patterning technologies to accommodate the realm of nanotechnology necessary for manufacturing photomasks, which serve as original plates in the manufacture of semiconductors. We have built a record of success in the techniques that are indispensable to the pursuit of ultra-miniaturization, and the industry looks to us to build on this record in the future.

Examples of Applications for Patterning Technologies

DNP has continued to hold the world's largest share of the shadowmask market, and has gone on to claim winning positions in other global markets such as photomasks, which serve as original plates for making semiconductor circuits, and color filters used in liquid crystal displays (LCDs).

DNP's Electronics business currently contributes 20% of consolidated net sales and 30% of operating income. As its importance approaches that of our mainstay Information Communication business, we view it as a core business that is essential to our overall corporate development.

Application Example 1 Display Products/Color Filters for LCDs

An LCD color filter consists of the three primary colors in light – red, green and blue – arranged in an orderly array on a glass substrate. Light from a backlight passes through the liquid crystals, and when it passes through the color filter, it creates a variety of colors. Color filter quality is determined by the formation of millions of pixels precisely in predetermined locations. This requires extremely sophisticated patterning technology.

In 2006, we developed a multi-primary color filter with yellow and cyan (bright blue) added to the three primary light colors, thereby enhancing the quality of color reproduction.


Polarizer
Glass
Color filter
Transparent electrode
Liquid crystal
TFT
(Thin-film transistor)
Transparent electrode
Glass
Polarizer
White light from backlight

Application Example 2 Electronic Devices/Photomasks

Photomasks consist of highly precise circuit patterns, of submicron or nanometer order, formed on a glass substrate. They are essential to the manufacture of LSIs and ICs because they are the original plates used for printing circuits onto the surface of silicone wafers.

In recent years, as semiconductors have become increasingly highly integrated and larger in capacity, the line width required for high-end products has become smaller and smaller. Already, mass production is underway for products with 90 nm lines, and developers are working on ultra-advanced products with line width of 65 to 45 nm.

Ever since DNP began producing photomasks, we have always worked at the leading edge of micro-processing technology and have remained at the forefront of technological development.



Technologies and Their Applications

Coatings/Transferring Technologies

Technologies for Applying Functional Coatings and Transferring Images

Coating technologies are used to apply and fix ink from the image on a form plate to a material like paper or film. In other words, coating means transferring ink to the object that is to be printed. This is the process of printing in its narrowest sense. It goes without saying that DNP has developed basic technologies for improving image reproduction and accuracy by adjusting the amount of ink and printing pressure. We have also found ways to improve functions like coloration and durability by coating the paper surface with varnish or pigments, and have gone on to develop transfer technologies that support embossing, decorate printing and other types of texturing, as well as foil printing and other techniques that enhance the aesthetic effect of the end product.

With these types of technologies as a basis, we have expanded our business field to include printing on film used for packaging, magnetic tape used in bankbooks and cash cards, floor and wall coverings, wood-grain printing and other decorative materials for buildings and automotive interiors. By giving these products a wide range of functions such as friction or abrasion resistance, lubrication, electrical conductivity control, static or heat resistance, and heat shielding or photocatalytic properties, we increased their market value. With the expansion of the market for displays in recent years, there has been a big jump in demand for functional films that reduce glare or reflection, and electro-magnetic wave shield-film for use in plasma display panels (PDPs). These developments have also created new business fields that present opportunities for DNP.

Rather than printing directly onto the target material, there are other important transfer technologies whereby ink is first applied to film or some other material and then transferred to the material to be printed by using heat or other means. Beginning with ink ribbons for fax machines, thermal transfer materials were later used in the instant photo-sticker booths that became wildly popular among young Japanese from the early 1990s. Demand for these materials soared, as did demand for thermal transfer fax receiving paper. The market for these materials is still growing, with the focus now on ink ribbons for digital photo printers.

Examples of Coating and Transferring Technology Applications

Having cultivated coating technologies over the years, DNP began to apply them to the production of sophisticated, commercial-use printed products like magnetic tape coatings for cash cards and functional optical films, and to a wide range of products including film packaging used in everyday life, and decorative materials like floor and wall coverings. We hold a large share of all of these markets.

We also make use of our transferring technologies in the ink ribbons used in instant photo-sticker booths and digital photo printers, as well as in our unique "Curlfit" technology, which uses water pressure to transfer patterns for printing on curved surfaces such as automotive interiors or molded plastic products.

Application Example 1 High-function Optical Film

The surface of the polarizing plate at the very front of an LCD is covered with a special, functional film, called anti-glare or anti-reflection film. This film makes it easier to see the images on the screen by protecting the surface from scratches and by limiting the reflection of incident light such as fluorescent lights. A special anti-glare film is also used on front filters – the glass surface at the very front of PDPs.

By making the most of the coating technologies that are among our core printing technologies and providing optical films that facilitate viewing and prevent eyestrain, DNP has captured an overwhelming share of the market for surface functional films.



Application Example 2 Ink Ribbons for Digital Photo Printers

Ink ribbons used for digital photo printers consist of a base film coated with yellow, magenta, cyan, and black inks to precisely controlled thicknesses. A certain amount of each color of ink is sublimated and transferred onto special receiving paper, depending on the amount of energy in the printer's thermal head. This method makes it possible to express very subtle variations in color and to produce prints that are very close to the quality obtained with silver halide photography.

As digital cameras and mobile phones with built-in cameras have rapidly gained popularity, there has been increasing demand for printing photos taken with these devices. In addition to the demand for supplying home-use printers, there has also been a surge in commercial demand, including printing services at major mass retail shops.



Refining the Final Shape and Making a Convenient Product: in Pursuit of Greater Usability

Even after printing has been completed, our job is not yet finished. In the case of books and magazines, it's only after we have completed the binding processes — folding the printed pages, fixing them together, cutting off unnecessary parts and cleaning up the edges — that we have a finished product.

The single word "bookbinding" comprises a large number of types of processing that we do in order to create a finished product. Depending on the number of pages and the purpose for which a document is to be used, we may use an expensive type of binding that yields a product with a luxurious feel or a less expensive method suited to high-volume products: options include saddle-stitching, side-stitching, burst binding and "perfect binding."

Ever since DNP's founding, we have kept coming up with ideas for processing our final products so that they meet our customers' specific needs. In the early 1950s, with our entry into the packaging business, we began developing one post-processing technology after another. We started with three-dimensional processing of paper containers and went on to develop processes like sealing film packages and forming plastic. Eventually, we ended up developing and improving forming technologies for a variety of materials, including laminated tubes and PET bottles.

In these processes, we must pay as much attention to the functionality of the end product as we do to the aesthetics of the printing. We must think not only about durability and other types of strength, but also about ease of use. When we are binding a very thick book like a computer manual, we must bind it very firmly. At the same time, we find a way to allow the manual to stay open at the desired page even when the reader has both hands on the computer. Because we seek maximum functionality in the arena of daily life, our post-processing technologies must also reflect consideration for aspects like environmental impact and universality of design.

The products that we make by applying these post-processing technologies are the result of matching DNP's technological strengths with what it is that our customers want.

Examples of Post-Processing Technology Applications

The development of our post-processing technologies began with bookbinding. In recent years, regulations governing magazine supplements have been eased so that today we encounter supplements like clothing, cosmetic samples, umbrellas, and other items that were unheard of in the past. Because of this trend, DNP's development of new post-processing techniques has proceeded very rapidly. Our post-processing technology must always anticipate changes in the social environment and in consumers' desires, and respond quickly.

In the packaging business, which we entered in the 1950s, we are currently responding not only to changes in demand for functions like convenience and durability, but also to changes related to a growing concern for the environment and Japan's aging society.

Application Example 1 Designing in Functionality and Comfort

A large amount of packaging material is used in everyday life. It is developed according to design principles calling for minimal environmental impact and maximum functionality. For example, consumers do not see how much thought was given behind the scenes to designing the aluminum lid of a yogurt cup, which must be attached firmly enough to completely prevent leakage but not so firmly that people with little strength have trouble opening it. As another example, we considered the user's comfort in our design of cups for cup noodles, making it double-sided so that the outside will not be hot to the touch even when the cup is filled with hot water.



Application Example 2 Aseptic Filling System that Does Not Harm Delicate Flavors

DNP established its aseptic filling technology in 1976 with the development of containers that can preserve their contents at room temperature for a long period of time. These containers are used as portion packs for coffee cream and as packaging for prepared foods like stew or pasta sauce. In recent years, DNP has also won high praise for its bottle filling system, which makes use of this same aseptic filling technology for packaging a variety of beverages.

Under this system, bottles are filled in an aseptic environment, so the contents are not damaged by thermal sterilization. This makes it possible to seal in the delicate flavors of beverages like Japanese green tea or black tea. Also, we provide parisons, or test- tube-like primary formed products. These are formed into bottles only immediately before filling, so their transportation entails less cost and less emission of CO_2. In recognition of how effective this system is at reducing the negative impact on the environment, DNP received an award from the LCA (Life Cycle Assessment) Japan Forum in December 2004.





Major Subsidiaries and Affiliates

Printing

Company	Business	Capital (Millions of yen)	Ownership ratio (%)
DNP Hokkaido Co., Ltd.	Photoengraving, printing, bookbinding, production and sales of packaging	350	100.0
DNP Tohoku Co., Ltd.	Photoengraving, printing, bookbinding, production and sales of packaging	350	100.0
DNP Tokai Co., Ltd.	Photoengraving, printing, bookbinding and production of packaging	120	100.0
DNP Nishinippon Co., Ltd.	Photoengraving, printing, bookbinding, production and sales of packaging	400	100.0
DNP Shikoku Co., Ltd.	Photoengraving, printing, bookbinding and production of packaging	50	97.0
Information Communication			
Books and Magazines			
DNP Offset Co., Ltd.	Offset printing	200	100.0
DNP Seihon Co., Ltd.	Bookbinding	200	100.0
DNP Total Process Ichigaya Co., Ltd.	Photoengraving	100	100.0
DNP Total Process Maebashi Co., Ltd.	Photoengraving	100	100.0
DNP Art Co., Ltd.	Production of drafts for photoengraving	80	100.0
DNP Techtas Ichigaya Co., Ltd.	Bookbinding	80	100.0
DNP Uniprocess Co., Ltd.	Photoengraving	80	100.0
DNP Total Process Nagaoka Co., Ltd.	Photoengraving	50	100.0
DNP Butsuryu Systems Ichigaya Co., Ltd.	Warehousing and packaging of books and magazines	40	100.0
Tien Wah Press (Pte.) Ltd.	Photoengraving, printing and book binding	(S$1,000) 3,892	100.0
Commercial Printing			
DNP Media Create Kansai Co., Ltd.	Planning, production, photoengraving and bookbinding	200	100.0
DNP Graphica Co., Ltd.	Printing and bookbinding	100	100.0
DNP Media Create Co., Ltd.	Planning, designing, photoengraving and printing	100	100.0
Multi Print Co., Ltd.	Photoengraving, printing and bookbinding	100	100.0
DNP Butsuryu Systems Shouin Co., Ltd.	Warehousing and packing of commercial printing	50	100.0
Business Forms			
DNP Data Techno Co., Ltd.	Production and sales of plastic cards with magnetic stripes, IC chips and others	100	100.0
DNP Data Techno Kansai Co., Ltd.	Production of business forms and plastic cards	100	100.0
DNP Total Process BF Co., Ltd.	Photoengraving and machine plate activities	80	100.0
NexantiS Corporation*	Sales of smartcard related software and products	25	100.0
DNP Techtas BF Co., Ltd.	Enclosing, sealing, and logistics for business forms related products	20	100.0
DNP France SAS	Smart card and security business research	(Euro 1,000) 37	100.0
Communicaion and Information			
MyPoint.com Japan Co., Ltd.	Marketing system planning and operations for Internet advertisements	1,796	83.0
DNP Archives.com Co., Ltd.*	Planning, producing, and sales of art objects and contents	100	100.0
DNP AV Center Co., Ltd.*	Planning, production, editing and sales of TV broadcasting, movies and video software	100	100.0
DNP Digitalcom Co., Ltd.	Planning and production of digital media contents	100	100.0
DNP Space Design Co., Ltd.*	Planning and designing shops, exhibition booths and other commercial spaces	100	100.0
Mobile Impulse Co., Ltd.*	Website management for mobile online shops	90	100.0
Maison de DNP Ginza Co., Ltd.*	Sales of Maison des Musées de France art products	60	100.0
DNP Corporate History Center Co., Ltd.*	Planning and production of corporate history archives	50	100.0
Trans Art Inc.*	Procurement and sales of art objects	50	100.0
CP Design Consulting Co., Ltd.*	Consultation for the privacy protection and crisis management	40	92.5
M's Communicate Co., Ltd.*	Consultation for customer relationship management	30	95.0
At Table Co., Ltd.*	Research, consulting and planning for sales promotions for grocery supermarkets	30	95.0
YouToo Co., Ltd.*	Provision of information over the Internet and mobile phones	50	100.0
Lifestyle and Industrial Supplies			
Packaging			
DNP Technopack Tokai Co., Ltd.	Photoengraving and production of packaging	430	100.0
DNP Techno Film Co., Ltd.	Production and processing of composite resins	380	100.0
DNP Technopack Co., Ltd.	Photoengraving and production of packaging	300	100.0
DNP Technopack Kansai Co., Ltd.	Photoengraving and production of packaging	200	100.0
DNP Technopack Yokohama Co., Ltd.	Photoengraving and production of packaging	200	100.0
Sagami Yoki Co., Ltd.	Production of laminated tubes	200	90.0
Aseptic Systems Co., Ltd.	Sales and consultation for aseptic systems for beverages	100	100.0
DNP Techno Polymer Co., Ltd.	Molding, processing and printing of plastic containers	100	100.0
DNP Cup Techno Co., Ltd.	Molding and processing of paper containers	80	100.0
DNP Hoso Co., Ltd.	Filling and processing packages	80	100.0
PT DNP Indonesia	Production and sales of packaging products	($1,000) 26,000	51.0
Decorative Materials			
DNP Ellio Co., Ltd.	Printing and processing of steel and other metal plates	300	50.0
DNP Kenzai Co., Ltd.	Photoengraving and production of decorative products	200	100.0
Industrial Supplies			
DNP IMS Co., Ltd.	Printing of TTRs and ST materials	100	100.0
DNP Advanced Industrial Supplies Co., Ltd.	Production and sales of optical films for displays	100	100.0
DNP PrintRush Co., Ltd.	Sales of photo materials for digital cameras	300	100.0

		Capital (Millions of yen)	Ownership ratio (%)
Pixel Magic Imaging, Inc.	Sales of digital photo printing systems	(US$1,000) 45,282	(51.0) 51.0
DNP IMS America Corporation	Processing of TTR barcode and facsimile ribbons	(US$1,000) 35,893	(100.0) 100.0
Compagnie de Découpe de l'Ouest - CDO SAS	Small-roll processing of ink-ribbons for facsimiles	(Euro1,000) 3,040	23.4
DNP IMS France SAS*	Sales of TTR barcode and facsimile ribbons	(Euro 1,000) 300	100.0
Electronics			
Display Components			
Advanced Colortech Inc.	Production and sales of color filters for LCDs	5,000	80.0
DAP Technology Co., Ltd.	Production and sales of PDP back plates	6,000	50.0
DNP Precision Devices Co., Ltd.	Produciton of display related components	400	100.0
DNP Denmark A/S	Manufacturing and sales of projection screens	(Dkr1,000) 135,000	100.0
DNP Electronics America, LLC	Manufacturing and sales of projection screens	(US$1,000) 15,045	(100.0) 100.0
DNP Display Technology Taiwan Co., Ltd.	Sales of display components and technological consultation	(NT$1,000) 30,000	(99.0) 100.0
Electronic Devices			
DT Fine Electronics Co., Ltd.	Production and sales of components for manufacturing of semiconductor components	490	65.0
DNP Fine Electronics Co., Ltd.	Production and sales of components for manufacturing of semiconductor components	300	100.0
DNP LSI Design Co., Ltd.	Logical circuit designs for ICs and LSIs and layout designs	100	100
DNP Micro Technica Co., Ltd.	Inspection and packing of semiconductor components	40	100.0
DNP Photomask Europe S.p.A.	Manufacturing and sales of photomasks	(Euro1,000) 47,200	80.6
Others			
The Inctec Inc.	Development and sales of ink, vanish, pigments and dyes	2,000	83.3
DNP Logistics Co., Ltd.	Packing, shipping operations and warehouse management	626	100.0
D.N.K. Co., Ltd.	Manufacturing and sales of printing equipment and machine tools	100	100.0
DNP Trading Co.,Ltd.	Sales of paper and other products	100	94.3
Direc Co.,Ltd.	Sales of publishing and educational equipment	96	55.0
DNP SP Tech Co., Ltd.	Planning and production of promotional material	80	100.0
Kyoiku Shuppan Co., Ltd.	Publishing of educational books	60	48.3
Personnel Welfare, Facility Service, and Others			
Dai Nippon Kaihatsu Co., Ltd.	Real estate sales	250	100.0
Shiobara Green Village Co., Ltd.*	Management of leisure facilities	200	99.6
DNP Facility Services Co., Ltd.	Management and operations of buildings and welfare facilities	100	100.0
DNP Information Systems Co., Ltd.*	Planning, designing, development, management and operation of information systems	100	100.0
DNP Human Services Co., Ltd.*	Planning, management and data processing activities related to personnel plans	90	100.0
Uzumine Country Club Co., Ltd.*	Management of golf courses	33	88.8
DNP Accounting Services Co., Ltd.	Accounting and consulting services	30	100.0
DNP Techno Research Co., Ltd.*	Studies related to patents and the preparation of contracts	20	100.0
Overseas Sales			
DNP America, LLC	Sales of printing solutions, electronic components and decorative materials	(US$1,000) 100	(100.0) 100.0
DNP Corporation USA	Holding company	(US$1,000) 47,387	(9.4) 100.0
DNP Holding USA Corporation	Holding company	(US$1,000) 100	(100.0) 100.0
DNP Europa GmbH*	Sales of displays, semiconductor components and decorative materials	(Euro1,000) 92	100.0
DNP UK Co., Ltd.*	Sales of decorative materials	(£1,000) 120	100.0
Dai Nippon Printing Co. (Australia) Pty. Ltd.*	Sales of printing solutions	(A$1,000) 70	100.0
DNP Singapore Pte. Ltd.*	Sales of displays, semiconductor components and decorative materials	(S$1,000) 350	100.0
DNP Korea Co., Ltd.*	Sales of displays and semiconductor components	(Krw1,000) 500,000	100.0
DNP Taiwan Co., Ltd.	Sales of displays and semiconductor components	(NT1,000) 10,000	100.0
DNP International Trading (Shanghai) Co., Ltd.*	Sales of printing solutions and packaging products	(US$1,000) 2,000	100.0

Beverages

Beverages			
Hokkaido Coca-Cola Bottling Co., Ltd.	Manufacturing and sales of soft drinks	2,935	(3.8) 57.0

Notes: 1. Ownership ratios (in brackets) indicate the percentage of shares owned through DNP's subsidiaries or affiliates.
2. Companies with an asterisk mark are neither consolidated nor accounted for under the equity method.

Sources of Information About DNP

■ **Reports**

"Yuho" Annual Securities Report (Japanese)

Submitted twice a year to the Finance Ministry in accordance with Article 24 of the Securities Exchange Law (half-year report submitted in December, full year report submitted in June). We submit a wide range of information, including consolidated financial statements with an attached auditor's report, non-consolidated financial statements, summary of financial results, and information on outstanding shares and Directors, etc.

"Tanshin" Earnings Release (Japanese, partially in English)

In accordance with Tokyo Stock Exchange rules, we prepare earnings releases for each quarter. (We began making quarterly releases after the rules were amended in March 2003.) In addition to consolidated and non-consolidated financial statements, we report on the status of sales, etc.

■ **Publications**

Annual Report (Japanese, English)

Around August or September every year, we release a Japanese version and an English version. In addition to consolidated financial statements, the report contains a message from the president, business strategies, summaries of financial results, news from each business sector, financial analysis, etc. The Japanese version contains the same financial statement and notes as the securities report, without the auditor's report. The English version contains financial statements with an attached auditor's report.

"DNP Report" Report to Shareholders (Japanese)

This report is issued quarterly, in September, December, March and June, and is mailed to shareholders. Examples of its content include summaries of business reports, interviews with management, information about new businesses, and information about shares.

Data Book (bilingual: Japanese and English)

Issued around August or September of every year, the Data Book contains values from financial statements of the past 10 years, financial analysis values presented in the form of tables and graphs, etc. Financial statement values are taken from securities reports.

DNP Group CSR Report (Japanese, English version available as PDF file)

Issued around August or September of every year, the report covers corporate social responsibility from the standpoint of the economy, society, and environment. Since we issued our "Eco-report" in 1998, we have continued to report under different names such as "Environment Report" or "Sustainability Report."

Corporate Information (Japanese, English)

In order to give the public a better understanding of our operations, we published a pamphlet about our company. It introduces each division and addresses aspects like products, services, sales, planning, research and development, production facilities, company history, and a summary of our activities.

English: http://www.dnp.co.jp/index_e.html

■ Web site

We maintain a web site as a portal for communication with a large number of stakeholders. In addition to general corporate information and news updates, we also offer PDF versions of various reports and publications, introduce products, services, and bases of operations in Japan and overseas, and receive inquiries via e-mail. The site also has links to DNP Group companies.

Major features of our web site

News releases
Information for investors: Financial highlights, bonds and rating report, disclosure policy, share information, etc.
PDF files: Annual "Yuho" Securities Reports, "Tanshin" Earnings Releases, "Koukoku" Public Notices of Account Settlement, Annual Reports, DNP Reports, Data Books, DNP Group CSR Reports, Corporate Information, etc.
Introduction to each division's business: Lists of products and services
Personal information protection
Materials procurement
Hiring information
Events and gallery information
Contact information, etc.



Da Vinci
"Mona Lisa (La Gioconda)" (partial view)
The Louvre Museum

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END

Dai Nippon Printing Co., Ltd.
1-1-1, Ichigaya-Kagacho, Shinjuku-ku, Tokyo 162-8001, Japan

Printed using soy inks.
FSC certified paper is used for the main body of this annual report.